Confidential Draft Submission on February 7, 2014

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

GOPRO, INC.

(Exact name of registrant as specified in its charter)

Delaware	3600	77-0629474
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial code number)	(I.R.S. employer identification no.)

Copies to:

GoPro, Inc.

3000 Clearview Way

San Mateo, California 94402

(650) 332-7600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Nicholas Woodman

Chief Executive Officer and President

GoPro, Inc.

3000 Clearview Way

San Mateo, California 94402

(650) 332-7600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael T. Esquivel, Esq. Cynthia C. Hess, Esq. Daniel J. Winnike, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Sharon Zezima, Esq. GoPro, Inc. 3000 Clearview Way San Mateo, California 94402 (650) 332-7600	Robert G. Day, Esq. Allison B. Spinner, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, par value $0.0001 per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and neither we nor the selling stockholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated             , 2014

Prospectus

             shares

Class A common stock

This is an initial public offering of shares of Class A common stock by GoPro, Inc. We are selling              shares of Class A common stock, and the selling stockholders are selling              shares of Class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. The estimated initial public offering price is expected to be between $             and $             per share.

We have two classes of outstanding common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible at any time into one share of Class A common stock. The holders of our outstanding Class B common stock will hold approximately     % of the voting power of our outstanding capital stock following this offering, and our executive officers and directors and their affiliates will hold approximately     % of the voting power of our outstanding capital stock following this offering.

Prior to this offering there has been no public market for our common stock. We intend to apply to list our Class A common stock on the              under the symbol “GPRO.”

We are an “emerging growth company” as defined under the federal securities laws. Investing in our Class A common stock involves a high degree of risk. See “Risk factors” beginning on page 15.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to GoPro, Inc., before expenses	$	$

Proceeds to selling stockholders	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase from them up to                      additional shares of Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on                     , 2014.

J.P. Morgan	Citigroup	Barclays

Stifel	Baird	MCS Capital Markets

Piper Jaffray	Raymond James

                , 2014

i

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                 , 2014 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States.

ii

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our Class A common stock. You should read the entire prospectus carefully, including “Risk factors,” ”Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision.

Company overview

GoPro is transforming the way consumers capture, manage, share and enjoy meaningful life experiences. We do this by enabling people to capture compelling, immersive photo and video content of themselves participating in their favorite activities. Our customers include some of the world’s most active and passionate people. The volume and quality of their shared GoPro content, coupled with their enthusiasm for our brand, are virally driving awareness and demand for our products, and are establishing GoPro as an exciting new media company.

What began as an idea to help athletes document themselves engaged in their sport has become a widely adopted solution for people to document themselves engaged in their interests, whatever they may be. From extreme to mainstream, professional to consumer, GoPro has enabled the world to capture and share its passions, and the world, in turn, is enabling GoPro to become one of the most exciting and aspirational companies of our time.

In 2010, 2011, 2012 and the nine months ended September 30, 2013, we generated revenue of $64.5 million, $234.2 million, $526.0 million and $624.5 million and reported net income of $11.6 million, $24.6 million, $32.3 million and $16.8 million, respectively. To date, substantially all of our revenue has been generated from the sale of our mountable and wearable cameras and accessories, which we refer to as capture devices.

Our business focus

Enabling engaging content is at the core of our business. We develop hardware and software solutions to alleviate consumer pain points associated with capturing, managing, sharing and enjoying engaging content.

Capture

Our capture devices enable professional-quality capture and exceptional versatility at affordable prices. Our products’ small, lightweight, yet durable designs make them easy to use even in highly challenging situations. In addition, our remote control solutions and our seamless integration with mobile devices via the GoPro App, our mobile application, enable engaging self-capture during virtually any activity.

Since launching our first high-definition, or HD, capture device in July 2009, we have sold more than 7.5 million HD cameras, including more than 3.7 million in 2013. We sell our products in over 100 countries and through more than 25,000 retail stores. According to The NPD Group’s Retail Tracking Service, GoPro was the #1 selling camcorder (by dollars and units) and the #2 selling camera accessory company (by units) in the United States in 2013. Also according to The NPD Group, our HERO cameras had a 45% share of the U.S. camcorder market (by dollars) in 2013, up from an 11% share during December 2011.

Manage

We seek to eliminate the pain point of managing content by making it easy for our customers to transfer footage from their cameras to a system that efficiently organizes their content and facilitates convenient editing and sharing. GoPro Studio, our desktop application, and the GoPro App, reflect the early stages of our content management platform strategy.

GoPro Studio enables our customers to quickly edit simple or complex videos and create videos from time-lapse photo sequences. As of December 31, 2013, there had been more than 3.5 million downloads of GoPro Studio. During the fourth quarter of 2013, our customers in the aggregate exported, on average, more than 10,000 videos per day using GoPro Studio.

In addition to facilitating full camera control from a mobile device, the GoPro App enables a customer to easily and wirelessly copy footage from a GoPro camera to a mobile device for storage and sharing without a computer.

Share

By facilitating the capture, management and editing of engaging photos and videos, we are ultimately helping our customers share more compelling personal content. GoPro Studio and the GoPro App facilitate the posting of photos and videos directly to leading social networks and content platforms, including Facebook, Instagram, Twitter, Vimeo and YouTube. Thousands of GoPro customer photos and videos are shared daily, driving awareness and enthusiasm for our customers’ content, as well as for GoPro’s own brand and products. In 2013, our customers uploaded to YouTube approximately 2.8 years worth of video featuring “GoPro” in the title.

Enjoy

GoPro enables the production of entertaining and inspiring content, both in the form of our customers’ user-generated content, or UGC, as well as GoPro originally produced content, that we collectively refer to as GoPro programming. This often features professional athletes, celebrities and entertainers, as well as everyday people engaged in their favorite activities. Having recognized the role GoPro content plays in attracting and exciting consumers, we are expanding the distribution of GoPro programming to engage and build relationships with even those consumers who do not own a GoPro capture device.

We distribute GoPro programming through what we refer to as the GoPro Network, a collection of GoPro Channels hosted on a variety of platforms, including the following:

•	Facebook: over 7 million “likes;”

•	Instagram: over 1.5 million followers;

•	Twitter: over 850,000 followers; and

•	YouTube: over 400 million video views and over 1.7 million subscribers.

The virtuous cycle

We believe our business focus results in a virtuous cycle and a self-reinforcing consumer acquisition model that fuels our growth. Our products in the hands of our customers enable compelling, authentic content that organically increases awareness for GoPro and drives demand for our products.

The GoPro opportunity

We believe the following create an attractive market opportunity for GoPro.

Consumers want an easy way to self-capture engaging content

Before GoPro, if people wanted compelling, high-quality footage of themselves engaged in activities, they needed a skilled third-party camera operator and often required expensive, fragile and cumbersome camera equipment.

GoPro has enabled a new era of convenient self-documentation. Our products’ high-performance features, ease of use and versatility, made available at affordable price points, provide a premium-quality self-capture solution that appeals to both consumers and professionals.

Consumers want a quick, easy way to manage, edit and share their content

Managing, editing and sharing engaging, high-quality content often requires substantial time, resources and skill. GoPro Studio and the GoPro App begin to address these pain points by offering intuitive, easy-to-use tools for managing, editing and sharing professional-grade footage. As social media and content sharing outlets like Facebook, Instagram, Twitter, Vimeo and YouTube proliferate, we see an opportunity to further develop our currently separate software solutions into an integrated and enhanced GoPro content management platform.

Consumers continue to replace traditional cameras with mobile devices

As mobile devices continue to displace traditional cameras and camcorders, we believe consumers will seek capture devices that offer differentiated capabilities like GoPro products. Moreover, we believe mobile devices complement our products. With the GoPro App, mobile devices can be used to remotely control GoPro cameras, thereby optimizing customers’ ability to self-capture high-quality content of themselves and their activities. The GoPro App also enables customers to manage and share their captured content without the need for a computer. Furthermore, smartphones and tablets expand consumers’ ability to access and enjoy GoPro content online.

Consumers want compelling content on demand

We believe consumer demand for compelling content combined with GoPro’s self-capture technology and the explosive popularity of social media create a significant media opportunity for GoPro. GoPro programming has developed a dedicated and growing audience. We believe GoPro is well-positioned to become the first media company whose content is captured exclusively using its own hardware. We will continue to expand our distribution of GoPro programming and the reach of the GoPro Network to new platforms such as Xbox Live, a leading delivery system for streaming video to connected televisions.

What makes GoPro unique

Category-defining self-capture devices

Our capture devices offer our customers, both consumers and professionals, exceptional capabilities that have earned us multiple awards, including a 2013 technical Emmy Award. Our cameras’ small, lightweight, yet durable designs make them easy to use even in highly challenging situations, and along with their affordable prices, encourage adoption and experimentation that often leads to interesting content. In addition, our broad portfolio of mountable and wearable accessories enables multiple use cases and facilitates a differentiated self-capture experience than that of traditional cameras and smartphones. Our products have been embraced by media professionals and are used in production by The Discovery Channel, ESPN and other networks.

Passionate consumer- and content-supported business model

Our business model is supported by some of the world’s most active and influential consumers who use GoPro to capture and share their life experiences and interests. Their shared content excites and inspires others around the world to do the same which we believe, leads to higher camera and accessory sales and, in turn, a massive volume of UGC.

Best-in-class marketing relationships

GoPro has established marketing relationships with more than 120 athletes, celebrities and entertainers, and sponsors more than 90 sporting events annually, including the X Games, Supercross and ASP world surfing championship events. We partner with athletes such as Olympic gold medal winning snowboarder Shaun White and 11-time world champion surfer Kelly Slater, as well as entertainers, such as Foo Fighters, Jane’s Addiction, Guy Fieri and Alton Brown, and producers of popular television shows. We also have promotional agreements with recreational destination resorts, such as all Vail Company resorts and the Whistler Blackcomb resort. Validating the quality of our products and our growing role as a media brand, we are approached by professionals and organizations seeking to leverage GoPro as a media platform to distribute their own branded content captured with our products.

Differentiated sales strategy with specialty retailers

Since our first sale in 2004, our distribution strategy has focused on specialty retailers, including surf, ski and motorsports outlets, where we believe GoPro is often the only capture device sold in-store. Our early, first-mover relationships with these retailers and their customers helped us establish an authenticity that remains a cornerstone of our business. This focus on the specialty retail channel has also enabled us to develop a high-touch, differentiated sales network of more than 25,000 stores globally that we believe is difficult to replicate.

Strong, global brand

Over the past 10 years, we have built a powerful brand that is emblematic of the pursuit and celebration of human passion. Our trademarks, “GoPro” and “Be a Hero,” are relevant and aspirational to consumers, as reflected in the variety of our customers’ shared content, which spans from our roots in action sports to now include family, travel, music, science and other areas of human interest. The strength of our brand is further evidenced by our customers’ frequent tagging, titling and describing of their footage as “GoPro” content.

A company culture built around our vision

GoPro was founded by dedicated sports enthusiasts who wanted a better way to document and share their personal passions. As we have grown, we have remained focused on hiring employees who share this same ethos, whatever their personal interests may be. We have built a team focused on developing innovative solutions to the problems we encounter during our own self-capture pursuits, and we believe our employees’ shared passion, experience and vision represent an increasingly important competitive advantage.

Our strategy

We intend to expand our existing capture business with content management, editing and sharing solutions to provide increased value to our customers, introduce new revenue streams and further differentiate us from competitors. Key components of our strategy include the following:

Continue to introduce innovative capture devices

We relentlessly pursue our goal of developing the world’s most versatile capture devices and enabling self-capture during any activity. To stay at the forefront of our industry, we are focused on continued product innovation and leadership. Areas of innovation include custom sensor and digital signal processing technologies as well as custom lens, audio, battery and accessory design.

Develop seamless content management, editing and sharing solutions

We are developing an integrated content management platform to simplify the organizing, editing and sharing of engaging content. Our October 2013 acquisition of General Things Inc., a web development firm, has provided us with additional software competencies to accelerate this process. In addition, we may seek to leverage our content management platform as a new revenue stream.

Scale as a media brand

We are investing to scale GoPro as a media entity and develop new revenue opportunities by increasing production of GoPro originally produced content while simultaneously increasing the aggregation and redistribution of our customers’ “best of” UGC. Additionally, we are investing to develop, distribute and promote GoPro programming on additional partner platforms such as Virgin America and Xbox Live.

Expand into new vertical markets

Leveraging the product development and sales and marketing strategies that have enabled us to be a leader in vertical markets such as skiing, surfing and motorsports, we are targeting new vertical markets where we believe GoPro can authentically deliver meaningful solutions to consumers.

Grow internationally

We believe that international markets represent a significant growth opportunity for us. We plan to capitalize on the strength of our brand to increase our presence worldwide through additional retailers and strategic distribution partnerships.

Expand in-store brand and sales footprint

We invest heavily to produce GoPro-branded, video-enabled point of purchase, or POP, merchandising displays that we make available to nearly all of the retail outlets through which our products are sold. Having recognized our sales success in these stores, coupled with our expanding product portfolio, we are working with our retailers to further expand the footprint of our POP displays.

Extend strategic marketing relationships

We form relationships with marketing partners that use our products and services to promote their own brands and properties. As a result, GoPro benefits not only from the expanded brand awareness that traditionally comes with such marketing partnerships, but also from being recognized as our partners’ technology enabler. We will continue developing and leveraging strategic marketing relationships to increase GoPro brand awareness.

Expand brand awareness through increased advertising

Notwithstanding the visibility we have gained in the consumer markets where we have historically focused, we believe consumers in many other markets are not familiar with our brand and products. We believe this underscores a significant opportunity for GoPro to expand awareness through increased advertising on television, in print, online, and on billboards and other out of home advertising, while continuing to scale our promotional marketing efforts and trade show presence.

Risk factors

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks highlighted in the section titled “Risk factors” following this prospectus summary before making an investment decision. These risks include:

•

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our revenue and profitability.

•	We depend on sales of our capture devices for substantially all of our revenue, and any decrease in the sales of these products would harm our business.

•	We rely on third-party suppliers, some of which are sole-source suppliers, to provide components for our products.

•	We do not expect to continue to grow in the future at the same rate as we have in the past and profitability in recent periods might not be indicative of future performance.

•	If our sales during the holiday season fall below our forecasts, our overall financial condition and results of operations could be adversely affected.

•	We may have difficulty in accurately predicting our future customer demand which could adversely affect our operating results.

•	Our success depends on our ability to maintain the value and reputation of our brand.

•	To remain competitive and stimulate customer demand, we must successfully manage frequent product introductions and transitions.

•	We are subject to international business uncertainties.

•	We are highly dependent on our Chief Executive Officer.

•	If we do not effectively maintain and further develop our sales channels, including developing and supporting our retail sales channel and distributors, our business could be harmed.

•	Any material disruption of our information systems could adversely affect our operating results.

Corporate information

We were incorporated as Woodman Labs, Inc. in California and began doing business as GoPro in February 2004. We reincorporated in Delaware in December 2011 and in February 2014 we changed our name to GoPro, Inc. Our principal executive offices are located at 3000 Clearview Way, San Mateo, California 94402, and our telephone number is (650) 332-7600. Our website address is www.gopro.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our Class A common stock. We have included our website address in this prospectus solely as an inactive textual reference.

Unless the context indicates otherwise, as used in this prospectus, the terms “GoPro,” “we,” “us,” “our” and the “Company” refer to GoPro, Inc., a Delaware corporation, and its subsidiaries taken as a whole, unless otherwise noted.

We have registered a number of trademarks including “GOPRO,” “HERO,” “BACPAC” and “CINEFORM” and have filed with the United States Patent and Trademark Office to register the GoPro logo and GoPro Be a Hero logo. This prospectus also includes references to trademarks and service marks of other entities, and those trademarks and service marks are the property of their respective owners.

The offering

Class A common stock offered by us	shares

Class A common stock offered by the selling stockholders	shares

Option to purchase additional shares of Class A common stock	shares (with shares of Class A common stock being offered by us and shares of Class A common stock being offered by the selling stockholders)

Class A common stock to be outstanding after this offering	shares ( shares if the option to purchase additional shares is exercised in full)

Class B common stock to be outstanding after this offering	shares

Total common stock to be outstanding after this offering	shares ( shares if the option to purchase additional shares is exercised in full)

Use of proceeds	We expect to use the net proceeds from this offering for general corporate purposes, including working capital, and to fully repay our term loan under our credit facility, which had an outstanding balance of $115.5 million as of September 30, 2013. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or assets. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Conflicts of interest

We expect at least 5% of the net proceeds from the sale of our Class A common stock will be used to fully repay our term loan under our credit facility, which had an outstanding balance of $115.5 million as of September 30, 2013, owed by us to affiliates of J.P. Morgan Securities LLC, Citigroup Global Markets, Inc. and Barclays Capital Inc., who are lenders under our credit facility. See “Use of proceeds” and “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources” for additional information regarding our credit facility. Accordingly, this offering is being made in compliance with the requirements of Rule 5121 of FINRA’s conduct rules. This rule provides generally that if at least 5% of the net proceeds from the sale of securities, not including underwriting compensation, is used to reduce or retire the balance of a loan or credit facility extended by the underwriters or their affiliates, a “qualified independent underwriter” meeting certain standards set forth by FINRA must participate in the preparation of this prospectus and exercise the usual standards of due diligence with respect thereto. Piper Jaffray & Co. is assuming the responsibilities of acting as the qualified independent underwriter in connection with this offering and in conducting due diligence. None of J.P. Morgan Securities LLC, Citigroup Global Markets, Inc. or Barclays Capital Inc. will confirm sales of the securities to any account over which they exercise discretionary authority without the prior written approval of the customer.

Voting rights	We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of our Class A and Class B common stock are identical, except with respect to voting and conversion. The holders of our Class B common stock are entitled to 10 votes per share, and the holders of our Class A common stock are entitled to one vote per share. The holders of our Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by law. Following the completion of this offering, each share of our Class B common stock will be convertible into one share of our Class A common stock at any time and will convert automatically upon certain transfers or the date that the total number of shares of Class B common stock outstanding represents less than 10% of the total number of shares of Class A and Class B common stock outstanding. Our executive officers and directors and their affiliates will hold approximately % of the voting power of our outstanding capital stock following this offering and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See “Principal and selling stockholders” and “Description of capital stock.”

Proposed symbol	GPRO

The number of shares of our Class A and Class B common stock to be outstanding after this offering is based on 111,719,389 shares of common stock outstanding as of September 30, 2013 and excludes:

•

25,964,528 shares of Class B common stock issuable upon the exercise of stock options outstanding as of September 30, 2013 with a weighted average exercise price of $2.04 per share and 270,000 shares of Class B common stock issuable pursuant to outstanding restricted stock units, or RSUs, under our 2010 Equity Incentive Plan, or 2010 Plan;

•

The effect of the contribution back to us of a number of shares of Class B common stock equal to the number of shares we issue upon exercise of an outstanding option for the purchase of 6,584,427 shares of Class B common stock; see “Certain relationships and related person transactions—Equity grants and contribution agreements;”

•

             shares of Class B common stock issuable upon the exercise of options with an exercise price of $     per share and              shares of Class B common stock issuable upon settlement of RSUs granted after September 30, 2013;

•	245,166 shares of Class B common stock subject to a right of repurchase by us as of September 30, 2013;

•	shares of Class B common stock subject to a right of repurchase by us issued after September 30, 2013; and

•

             shares of Class A common stock to be reserved for future issuance under our 2014 Equity Incentive Plan, or 2014 Plan, which will become effective on the date immediately prior to the date of this prospectus, and our 2014 Employee Stock Purchase Plan, or ESPP, which will become effective on the date of this prospectus. Upon completion of this offering, any remaining shares available for issuance under our 2010 will be added to the shares reserved under our 2014 Plan and we will cease granting awards under our 2010 Plan. Our 2014 Plan and ESPP also provide for automatic annual increases in the number of shares reserved under the plans each year, as more fully described in “Executive compensation—Employee benefit plans.”

Unless otherwise noted, all information in this prospectus assumes:

•	no exercise of the underwriters’ option to purchase up to additional shares of Class A common stock from us and the selling stockholders in this offering;

•

the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 30,523,036 shares of our Class B common stock and the conversion by the selling stockholders of shares of our Class B common stock into the same number of shares of our Class A common stock, in each case in connection with the closing of this offering;

•

the amendment of our certificate of incorporation to redesignate our currently outstanding common stock as “Class B common stock” and to create a new class of Class A common stock to be offered and sold in this offering;

•	the filing of our restated certificate of incorporation and the effectiveness of our amended and restated bylaws, which will occur in connection with the closing of this offering; and

•	no exercise of options, warrants or rights outstanding as of the date of this prospectus.

Summary consolidated financial data

The following tables summarize our consolidated financial data and should be read together with “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

We derived the consolidated statements of operations data for the years ended December 31, 2010, 2011 and 2012 and the balance sheet data as of December 31, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2012 and 2013 and the consolidated balance sheet data as of September 30, 2013 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that in our opinion are necessary to state fairly the financial information set forth in those statements. Our historical results are not necessarily indicative of the results we expect in the future, and our interim results should not necessarily be considered indicative of results we expect for the full year or any other period.

Consolidated statements of operations data:	Year ended December 31,			Nine months ended September 30,
(in thousands, except per share amounts)	2010	2011	2012	2012	2013

Revenue	$64,464	$234,238	$526,016	$291,987	$624,489
Cost of revenue(1)	31,719	111,683	298,530	148,890	414,005

Gross profit	32,745	122,555	227,486	143,097	210,484

Operating expenses:
Research and development(1)	1,394	8,644	36,115	23,825	48,286
Sales and marketing(1)	13,177	62,265	113,682	70,490	109,441
General and administrative(1)	6,317	12,867	24,072	15,634	24,629

Total operating expenses	20,888	83,776	173,869	109,949	182,356

Operating income	11,857	38,779	53,617	33,148	28,128
Other income (expense), net	(29)	12	(407)	(183)	(5,150)

Income before income taxes	11,828	38,791	53,210	32,965	22,978
Income tax expense	248	14,179	20,948	12,404	6,129

Net income	$11,580	$24,612	$32,262	$20,561	$16,849

Weighted-average shares used to compute net income per share attributable to common stockholders(2):
Basic	67,207	73,481	74,226	73,952	80,914

Diluted	73,160	78,551	74,226	91,161	98,670

Net income per share attributable to common stockholders(2):
Basic	$0.17	$0.26	$0.07	$0.19	$0.15

Diluted	$0.16	$0.24	$0.07	$0.16	$0.13

Pro forma net income per share attributable to common stockholders (unaudited)(2):
Basic			$0.29		$0.15

Diluted			$0.29		$0.13

Pro forma weighted-average shares used to compute net income per share attributable to common stockholders (unaudited)(2):
Basic			108,811		111,437

Diluted			108,811		129,193

Supplemental pro forma net income per share attributable to common stockholders (unaudited)(2):
Basic

Diluted

Supplemental pro forma weighted-average shares used to compute net income per share attributable to common stockholders (unaudited)(2):
Basic

Diluted

Other Financial Information:
Adjusted EBITDA	$12,748	$52,873	$75,288	$47,278	$51,870

(1)	Includes stock-based compensation expense as follows:

	Year ended December 31,			Nine months ended September 30,
	2010	2011	2012	2012	2013

Cost of revenue	$10	$122	$333	$223	$530
Research and development	73	261	1,452	763	1,737
Sales and marketing	323	7,690	6,335	3,545	4,077
General and administrative	268	902	1,036	289	1,003

Total stock-based compensation expense	$674	$8,975	$9,156	$4,820	$7,347

(2)	See Note 8 of our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our historical basic and diluted net income per share attributable to common stockholders and our pro forma and supplemental pro forma unaudited basic and diluted net income per share.

Adjusted EBITDA

We use adjusted EBITDA as a key measure to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our business. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Adjusted EBITDA is not prepared in accordance with U.S. Generally Accepted Accounting Principles, or GAAP, and should not be considered in isolation of, or as an alternative to, measures prepared in accordance with GAAP. In addition, adjusted EBITDA is not based on any comprehensive set of accounting rules or principles. As a non-GAAP measure, adjusted EBITDA has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. Some of these limitations are

•	Adjusted EBITDA does not reflect interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA does not reflect the amounts we paid in taxes or other components of our tax expense;

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the non-cash component of employee compensation;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, including POP displays, and adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	Other companies may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, you should consider adjusted EBITDA alongside other financial performance measures, including our financial results presented in accordance with GAAP.

The following table presents a reconciliation of net income to adjusted EBITDA:

	Year ended December 31,			Nine months ended September 30,
(in thousands)	2010	2011	2012	2012	2013

Net income	$11,580	$24,612	$32,262	$20,561	$16,849
Income tax expense	248	14,179	20,948	12,404	6,129
Interest (income) and expense, net	29	(12)	346	142	4,129
Depreciation and amortization	179	1,517	3,975	2,380	8,508
POP display amortization	38	3,602	8,601	6,971	8,908
Stock-based compensation	674	8,975	9,156	4,820	7,347

Adjusted EBITDA	$12,748	$52,873	$75,288	$47,278	$51,870

Consolidated balance sheet data as of September 30, 2013 are presented below:

•	on an actual basis;

•

on a pro forma basis to reflect the conversion of all outstanding shares of our redeemable convertible preferred stock into 30,523,036 shares of our Class B common stock in connection with the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to (i) the application of a portion of the proceeds of this offering to repay in full the outstanding balance of our term loan, which was $115.5 million as of September 30, 2013, (ii) the conversion by the selling stockholders of              shares of our Class B common stock into the same number of shares of our Class A common stock in connection with the closing of this offering, (iii) the sale by us of              shares of Class A common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (iv) the filing and effectiveness of our restated certificate of incorporation in connection with the closing of this offering.

	As of September 30, 2013
(in thousands)	Actual	Pro forma	Pro forma as adjusted(1)

Consolidated balance sheet data:
Cash	$47,629	$47,629
Working capital	69,794	69,794
Total assets	304,855	304,855
Long-term debt, including current portion	135,058	135,058
Redeemable convertible preferred stock	77,183	—
Total stockholders’ equity (deficit)	(54,205)	22,978

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, our cash, working capital, total assets and total stockholders’ equity by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

Risk factors

You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected if any of the following risks, or other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur. In that event, the trading price of our shares may decline, and you may lose part or all of your investment.

Risks related to our business and industry

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our revenue and profitability.

The market for capture devices, including cameras and camcorders, is highly competitive. Further, we expect competition to intensify in the future as existing competitors introduce new and more competitive offerings alongside their existing products, and as new market entrants introduce new products into our markets. We compete against established, well-known camera manufacturers such as Canon Inc., Nikon Corporation, Olympus Corporation, Polaroid Holding Corporation and Vivitar Corporation, large, diversified electronics companies such as JVC Kenwood Corporation, Panasonic Corporation, Samsung Electronics Co., Sony Corporation and Toshiba Corporation, and specialty companies such as Garmin Ltd. Many of our current competitors have substantial market share, diversified product lines, well-established supply and distribution systems, strong worldwide brand recognition and greater financial, marketing, research and development and other resources than we do. In addition, many of our existing and potential competitors enjoy substantial competitive advantages, such as:

•	longer operating histories;

•	the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products;

•	broader distribution and established relationships with channel partners;

•	access to larger established customer bases;

•	greater resources to make acquisitions;

•	larger intellectual property portfolios; and

•	the ability to bundle competitive offerings with other products and services.

Moreover, smartphones and tablets with photo and video functionality have significantly displaced traditional camera sales. It is possible that in the future the manufacturers of these devices, such as Apple Inc. and Samsung, may design them for use in a range of conditions, including challenging physical environments, or develop products similar to ours. In addition to competition or potential competition from large, established companies, new companies may emerge and offer competitive products. Further, we are aware that certain companies have developed cameras designed and labeled to appear similar to our products, which may confuse consumers or distract consumers from purchasing GoPro products.

Increased competition may result in pricing pressures and reduced profit margins and may impede our ability to continue to increase the sales of our products or cause us to lose market share, any of which could substantially harm our business and results of operations.

We depend on sales of our capture devices for substantially all of our revenue, and any decrease in the sales of these products would harm our business.

To date, substantially all of our revenue has been derived from sales of our capture devices, and we expect to continue to derive the substantial majority of our revenue from sales of cameras and accessories for the foreseeable future. A decline in the price of these products, whether due to macroeconomic conditions, competition or otherwise, or our inability to increase sales of these products, would harm our business and operating results more seriously than it would if we derived significant revenue from a variety of product lines and services. Any decrease in the sales of our capture devices would harm our business. While we are evaluating other products and services to add to our offerings, we may not be successful in identifying or executing on such opportunities, and we expect sales of capture devices to represent a substantial portion of our revenue for the foreseeable future. As a result, our future growth and financial performance will depend heavily on our ability to develop and sell enhanced versions of our capture devices. If we fail to deliver product enhancements, new releases or new products that our customers want, our business and results of operations would be harmed.

We rely on third-party suppliers, some of which are sole-source suppliers, to provide components for our products.

All of the components that go into the manufacture of our cameras and accessories are sourced from third-party suppliers, and some of these components are provided by a single supplier or by a supplier that could potentially become a competitor. If we lose access to components from a particular supplier, or experience a significant disruption in the supply of products and components from a current supplier, we may be unable to locate alternative suppliers of comparable quality at an acceptable price, or at all, and our business could be materially and adversely affected. In addition, if we experience a significant increase in demand for our products, our suppliers may not have the capacity or elect to meet our needs as they allocate components to other customers. Identifying a suitable supplier is an involved process that requires us to become satisfied with the supplier’s quality control, responsiveness and service, financial stability and labor and other ethical practices, and if we seek to source materials from new suppliers there can be no assurance that we could do so in a manner that does not disrupt the manufacture and sale of our products. Our reliance on single source, or a limited number of, suppliers involves a number of additional risks, including risks related to:

•	supplier capacity constraints;

•	price increases;

•	timely delivery;

•	component quality;

•	failure of a key supplier to remain in business and adjust to market conditions;

•	delays in, or the inability to execute on, a supplier roadmap for components and technologies; and

•	natural disasters.

In particular, we incorporate video compression and image processing semiconductors from one provider, Ambarella, Inc., into all of our cameras, and we do not have an alternative supplier for these key components. If Ambarella stopped supplying components on acceptable terms, or at all, or we experienced delays in receipt of components from Ambarella, we would experience a significant disruption in our ability to produce our products, and our business would be materially and adversely affected.

We do not expect to continue to grow in the future at the same rate as we have in the past and profitability in recent periods might not be indicative of future performance.

Although our revenue and profitability have grown rapidly from 2009 through September 30, 2013, you should not consider our recent revenue growth as indicative of our future performance. In future periods, our revenue could decline or grow more slowly than we expect. We also may incur significant losses in the future for a number of reasons, including other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors.

If our sales during the holiday season fall below our forecasts, our overall financial condition and results of operations could be adversely affected.

Seasonal consumer shopping patterns significantly affect our business. Specifically, our revenue is traditionally strongest in the fourth quarter of each year due to increased consumer purchases during holiday periods, and fourth quarter revenue comprised 41% and 44% of our 2011 and 2012 revenue, respectively. Given the strong seasonal nature of our sales, appropriate forecasting is critical to our operations. We anticipate that this seasonal impact on our net sales is likely to continue and any shortfall in expected fourth quarter net sales, due to macroeconomic conditions, a decline in the effectiveness of our promotional activities or supply chain disruptions, or for any other reason, would cause our annual results of operations to suffer significantly.

In contrast, a substantial portion of our expenses are personnel related and include salaries, stock-based compensation, benefits and incentive-based compensation plan expenses, which are not seasonal in nature. Accordingly, in the event of revenue shortfalls, we are generally unable to mitigate the negative impact on margins in the short term. If this were to occur, our operating results would be harmed.

We may have difficulty in accurately predicting our future customer demand which could adversely affect our operating results.

To ensure adequate inventory supply and meet the demands of our retailers and distributors, we must forecast inventory needs and place orders with our contract manufacturers and component providers based on our estimates of future demand for particular products. We have relatively recently begun producing our products in substantial volumes, and during this period we have experienced rapid growth. We may be unable to meet customer, retailer or distributor demand for our products or may be required to incur higher costs to secure the necessary production capacity and components. We could also overestimate future sales of our products and risk carrying excess product and component inventory. Further, our ability to accurately forecast demand for our products could be affected by other factors, including product introductions by competitors, unanticipated changes in general market demand, macroeconomic conditions or consumer confidence. If we fail to continue to develop the infrastructure that enables us to accurately forecast customer demand for our products, our business and operating results could be adversely affected.

Our success depends on our ability to maintain the value and reputation of our brand.

Our success depends on the value and reputation of our brand, including our primary trademarks “GoPro” and “Be a Hero.” The GoPro name and premium brand image are integral to the growth of our business and expansion into new vertical markets. Maintaining, promoting and positioning our brand will largely depend on the success of our marketing and merchandising efforts and our ability to provide consistent, high quality products. If we fail to achieve these objectives or if our public image or reputation were to be tarnished by negative publicity, our brand, business and operating results could be adversely affected. Negative publicity regarding the athletes we sponsor and celebrities we are associated with, our products, our customers’ UGC and the labor policies of any of our suppliers or manufacturers could create corresponding negative publicity for us, harm our brand image and, as a result, adversely impact our sales and results of operations. Maintaining and enhancing our brand may require us to make substantial investments and these investments may not achieve the desired goals. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business and operating results could be adversely affected.

To remain competitive and stimulate customer demand, we must successfully manage frequent product introductions and transitions.

We believe that we must continually develop and introduce new products, enhance our existing products and effectively stimulate customer demand for new and upgraded products. Our research and development efforts are complex and require us to incur substantial research and development expense. Our research and development expense was $8.6 million, $36.1 million and $48.3 million for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2013, respectively, and we anticipate that research and development expense will increase in the future. We may not be able to achieve an acceptable return, if any, on our research and development efforts. Further, any failure to complete product transitions effectively could harm our brand.

The success of new product introductions depends on a number of factors including, but not limited to, timely and successful research and development, market and customer acceptance, the effective forecasting and management of product demand, purchase commitments and inventory levels, the management of manufacturing and supply costs, and the risk that new products may have quality or other defects in the early stages of introduction. For example, in order to launch our HERO3 line of capture devices in time for the 2012 holiday shopping season, we implemented a compressed design and manufacturing cycle. As a result, our initial production run of HERO3 Black edition capture devices suffered from a number of design issues, part shortages and manufacturing problems, which reduced the number of units we were able to ship for the 2012 holiday season. Moreover, because of the compressed development schedule, our HERO3 capture devices required a subsequent firmware update to address certain issues, which resulted in negative publicity for us. In the future, if we do not successfully manage product transitions, especially during the holiday shopping season, our revenue and business may be harmed.

The introduction of new products or product enhancements may shorten the life cycle of our existing products, or replace sales of some of our current products, thereby offsetting the benefit of even a successful product introduction, and may cause customers to defer purchasing our existing products in anticipation of the new products and potentially lead to challenges in managing inventory of existing products. We also provide price protection to some of our retailers as a result of our new product introductions. If we fail to effectively manage new product introductions, our revenue and profitability may be harmed.

Any material disruption of our information systems could adversely affect our operating results.

We are increasingly dependent on information systems to operate our ecommerce website, process transactions, respond to customer inquiries, manage our supply chain and inventory, ship goods on a timely basis and maintain cost-efficient operations. Any material disruption or slowdown of our systems, including a disruption or slowdown caused by our failure to successfully upgrade our systems, system failures, viruses, computer “hackers” or other causes, could cause delays in our supply chain or cause information, including data related to customer orders, to be lost or delayed which could result in delays in the delivery of merchandise to our stores and customers or lost sales, especially if the disruption or slowdown occurred during the holiday season. Any of these events could reduce demand for our products, impair our ability to complete sales through our ecommerce channels and cause our revenue to decline. If changes in technology cause our information systems to become obsolete, or if our information systems are inadequate to handle our growth, we could lose customers or our business and operating results could be adversely affected.

In particular, we are heavily reliant on our software-as-a-service, or SaaS, enterprise resource planning systems to conduct our order and inventory management and financial processes. As we expand our operations, we expect to utilize additional systems and service providers that may also be essential to managing our business. Although the systems and services that we require are typically available from a number of providers, it is time consuming and costly to qualify and implement these relationships. Therefore, our ability to manage our business would suffer if one or more of our providers suffer an interruption in their business, or experience delays, disruptions or quality control problems in their operations, or we have to change or add additional systems and services. We may not be able to control the quality of the systems and services we receive from third-party service providers, which could impair our ability to implement appropriate internal controls over financial reporting and may impact our business, operating results and financial condition.

We are highly dependent on our Chief Executive Officer.

Our future success depends in significant part on the continued service of our Chief Executive Officer, Nicholas Woodman. Mr. Woodman is critical to the strategic direction and overall management of our company as well as our research and development process. Mr. Woodman is an at-will employee and there are no vesting restrictions on any of the Class B common stock that he owns. The loss of Mr. Woodman could adversely affect our business, financial condition and operating results.

We depend on key personnel to operate our business, and many members of our current management team are new. If we are unable to retain, attract and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed.

In addition to the continued services of Mr. Woodman, we believe that our future success is highly dependent on the contributions of our executive officers, as well as our ability to attract and retain highly skilled and experienced sales, research and development and other personnel in the United States and abroad. Some of our executive management team, including our Chief

Financial Officer, General Counsel, and Vice President of Communications, joined us very recently and these changes in our management team may be disruptive to our business.

All of our employees, including our executive officers, are free to terminate their employment relationship with us at any time, and their knowledge of our business and industry may be difficult to replace. If one or more of these individuals leaves, we may not be able to fully integrate new executives or replicate the working relationships that have developed among our executive officers and other key personnel, and our operations could suffer. Qualified individuals are in high demand, and we may incur significant costs to attract them. Many of the companies with which we compete for experienced personnel also have greater resources than we do. Competition for qualified personnel is particularly intense in the San Francisco Bay Area, where our headquarters are located. If we are unable to attract and retain highly skilled personnel, we may not be able to achieve our strategic objectives, and our business, financial condition and operating results could be adversely affected.

If we do not effectively maintain and further develop our sales channels, including developing and supporting our retail sales channel and distributors, our business could be harmed.

As a consumer-facing company, we depend upon an effective sales channel to reach the consumers who are the ultimate purchasers of our capture devices. In the United States, we primarily sell our products directly through a mix of retail channels, including big box, mid-market and specialty retailers, and we reach certain U.S. markets through distributors. In international markets, we primarily sell through distributors who in turn sell to local retailers. We depend on retailers to provide adequate and attractive space for our products and POP displays in their stores. We further depend on our retailers to employ, educate and motivate their sales personnel to effectively sell our products. If our retailers do not adequately display our products, choose to promote competitors’ products over ours or do not effectively explain to customers the advantages of our products, our sales could decrease and our business could be harmed. Similarly, our business could be adversely affected if any of our large retail customers were to experience financial difficulties, or change the focus of their business in a way that deemphasized their sale of our products. We are also investing heavily in providing new retailers with POP displays and expanding the footprint of our POP displays in existing stores, and there can be no assurance that this investment will lead to increased sales.

We depend on our distributors to reach certain market segments in the United States and to reach our international retailers. Our distributors generally offer products from several different manufacturers. Accordingly, we are at risk that these distributors may give higher priority to selling other companies’ products. If we were to lose the services of a distributor, we could be required to find another distributor in that area, and there can be no assurance of our ability to do so in a timely manner or on favorable terms. Further, our distributors build inventories in anticipation of future sales, and if such sales do not occur as rapidly as they anticipate, our distributors will decrease the size of their future product orders. We are also subject to the risks of our distributors encountering financial difficulties, which could impede their effectiveness and also expose us to financial risk if they are unable to pay for the products they purchase from us. Any reduction in sales by our current distributors, loss of key distributors or decrease in revenue from our distributors could adversely affect our revenue, operating results and financial condition.

A small number of retailers and distributors account for a substantial portion of our revenue, and if our relationships with any of these retailers or distributors were to be terminated or the level of business with them significantly reduced, our business could be harmed.

Our ten largest customers, measured by the revenue we derive from them, accounted for 44%, 42% and 50% of our revenue for 2011, 2012 and the nine months ended September 30, 2013. One retailer accounted for 15% of our revenue for each of 2011, 2012 and the nine months ended September 30, 2013. The loss of a small number of our large customers, or the reduction in business with one or more of these customers, could have a significant adverse impact on our operating results. While we have agreements with these large customers, these agreements do not require them to purchase any meaningful amount of our products.

If we encounter problems with our distribution system, our ability to deliver our products to the market and to meet customer expectations could be harmed.

We rely on a select number of third-party distribution facilities for substantially all of our product distribution. Our distribution facilities include computer controlled and automated equipment, which means their operations may be vulnerable to computer viruses or other security risks, the proper operation of software and hardware, electronic or power interruptions or other system failures. Further, because substantially all of our products are distributed from only a few locations, our operations could be interrupted by labor difficulties, extreme or severe weather conditions, or floods, fires or other natural disasters near our distribution centers. If we encounter problems with our distribution system, our ability to meet customer expectations, manage inventory, complete sales and achieve our objectives for operating efficiencies could be harmed.

We are subject to international business uncertainties.

Revenue from outside the United States comprised 47% of our revenue in 2012 and 51% of our revenue for the nine months ended September 30, 2013, and we expect this portion to increase in the future. Further, our supply chain partners have operations in countries including China, Singapore and the Netherlands. We intend to expand our relationships in these countries and may establish additional relationships in other countries to grow our operations. Operating in foreign countries requires significant resources and management attention, and we have limited experience entering new geographic markets. We cannot be assured that our international efforts will be successful. International sales and operations may be subject to risks such as:

•	difficulties in staffing and managing foreign operations;

•	burdens of complying with a wide variety of laws and regulations;

•	adverse tax effects and foreign exchange controls making it difficult to repatriate earnings and cash;

•	political and economic instability;

•	terrorist activities and natural disasters;

•	trade restrictions;

•	differing employment practices and laws and labor disruptions;

•	the imposition of government controls;

•	lesser degrees of intellectual property protection;

•	tariffs and customs duties and the classifications of our goods by applicable governmental bodies;

•	a legal system subject to undue influence or corruption; and

•	a business culture in which illegal sales practices may be prevalent.

The occurrence of any of these risks could negatively affect our international business and consequently our business, operating results and financial condition.

We may be subject to product liability or warranty claims that could result in significant direct or indirect costs, or we could experience greater returns from retailers than expected, which could harm our business and operating results.

We generally provide a 12-month warranty on all of our products, except in the European Union, or EU, where we provide a two-year warranty on all of our products. The occurrence of any material defects in our products could make us liable for damages and warranty claims in excess of our current reserves. In addition we could incur significant costs to correct any defects, warranty claims or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality of our products could affect our brand image, decrease retailer, distributor and customer demand, and adversely affect our operating results and financial condition. Also, while our warranty is limited to repairs and returns, warranty claims may result in litigation, the occurrence of which could have an adverse effect on our business and operating results.

If we are unable to anticipate consumer preferences and successfully develop attractive products, we may not be able to maintain or increase our revenue and profitability.

Our success depends on our ability to identify and originate product trends as well as to anticipate and react to changing consumer demands in a timely manner. If we are unable to introduce new products or novel technologies in a timely manner or our new products or technologies are not accepted by our customers, our competitors may introduce more attractive products, which could hurt our competitive position. Our new products may not receive consumer acceptance as consumer preferences could shift rapidly to other products, and our future success depends in part on our ability to anticipate and respond to these changes. Failure to anticipate and respond in a timely manner to changing consumer preferences could lead to, among other things, lower revenue and excess inventory levels.

As we continually seek to enhance our products, we may incur additional production costs to incorporate new or revised features. We may not be able to, or determine that it is not in our interests to, raise the prices at which we sell our products to compensate for these additional production costs. For example, our gross profit declined as a percentage of revenue in the year ended December 31, 2012 and the nine months ended September 30, 2013 compared to the prior year periods due, in part, to the additional costs of incorporating new functionality into our newest generation of products.

If we encounter issues with our manufacturers, our business, brand and results of operations could be harmed and we could lose sales.

We do not have internal manufacturing capabilities and rely primarily on two contract manufacturers, Chicony Electronics Co. Ltd. and Sky Light Digital Limited/Sky Light Industrial

Limited, to manufacture our products. We cannot be certain that we will not experience operational difficulties with our manufacturers, including reductions in the availability of production capacity, errors in complying with product specifications, insufficient quality control, failures to meet production deadlines, increases in manufacturing costs and increased lead times. Additionally, our manufacturers may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, component or material shortages, cost increases or other similar problems. Further, in order to minimize their inventory risk, our manufacturers might not order components from third-party suppliers with adequate lead time, thereby impacting our ability to meet our demand forecast. Therefore, if we fail to manage our relationship with our manufacturers effectively, or if they experience operational difficulties, our ability to ship products to our retailers and distributors could be impaired and our competitive position and reputation could be harmed.

In the event that we receive shipments of products that fail to comply with our technical specifications or that fail to conform to our quality control standards, and we are not able to obtain replacement products in a timely manner, we risk revenue losses from the inability to sell those products, increased administrative and shipping costs, and lower profitability. Additionally, if defects are not discovered until after customers purchase our products, our customers could lose confidence in the technical attributes of our products and our business could be harmed.

We do not control our contract manufacturers or suppliers, or require them to comply with a formal code of conduct, and actions that they might take could harm our reputation and sales.

We do not control our contract manufacturers or suppliers, including their labor, environmental or other practices, or require them to comply with a formal code of conduct. Though we conduct periodic audits of our contract manufacturers and suppliers’ compliance with applicable laws and good industry practices, these audits may not be frequent or thorough enough to detect non-compliance. A violation of labor, environmental or other laws by our contract manufacturers or suppliers, or a failure of these parties to follow ethical business practices, could lead to negative publicity and harm our reputation. In addition, we may choose to seek alternative manufacturers or suppliers if these violations or failures were to occur. Identifying and qualifying new manufacturers or suppliers can be time consuming and we might not be able to substitute suitable alternatives in a timely manner or at an acceptable cost. Other consumer products companies have faced significant criticism for the actions of the manufacturers and suppliers, and we could face such problems ourselves. Any of these events could adversely affect our brand, harm our reputation, reduce demand for our products and harm our ability to meet demand if we need to identify alternative manufacturers or suppliers.

Our growth depends in part on our penetrating additional consumer markets, and we may not be successful in doing so.

Our initial growth has largely been fueled by the adoption of our products by people looking to self-capture images of themselves participating in exciting physical activities. We believe that our future growth depends not only on continuing to reach this core demographic, but also broaden our customer base to include a more diverse group of consumers seeking to capture themselves, family members and things around them in their daily lives. While we are investing in sales and marketing activities to reach this expanded market, we cannot be assured that we will be successful in doing so. If we are not successful in penetrating additional consumer markets, we might not be able to grow our market share and revenue.

We plan to continue to invest in the further development of a content management platform and the acquisition and distribution of content, and we may not be successful in doing so.

We believe that enabling consumers to easily manage, share and enjoy their GoPro content will increase consumer interest in our products, and we intend to continue to invest in improving our software offerings and the further development of our content management platform to assist consumers with these tasks. The development of these software offerings and other tools needed for these purposes requires different skills from our historical core focus of developing capture devices.

We are investing to scale GoPro as a media entity and develop new revenue opportunities by increasing production of GoPro originally produced content while simultaneously increasing the aggregation and re-distribution of our customers’ “best of” UGC. Additionally, we are investing to develop and distribute the GoPro Channel on more partner platforms such as Xbox Live and Virgin America. The execution of this business strategy requires different skills from our historical core focus of developing capture devices.

To achieve our goals, we have recently hired personnel with what we believe are requisite skills and experience to execute on these plans, and we continue to seek additional personnel with these skills. We cannot be assured of our ability to organize, manage and execute these relatively new functions within our business. If we are not successful, we may not achieve our goals of facilitating greater consumer use of their content and scaling GoPro as a media entity, and we may not recover the investments we make in these efforts, which could adversely affect our business and operating results.

We may acquire other businesses or receive offers to be acquired, which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our operating results.

As part of our business strategy, we may selectively make investments in or acquire other companies, products or technologies. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by users or investors. In addition, if we fail to integrate successfully such acquisitions, or the technologies associated with such acquisitions, into our company, the revenue and operating results of the combined company could be adversely affected. Acquisitions may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses and adversely impact our business, financial condition, operating results and cash flows. We may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could affect our financial condition or the value of our capital stock. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our stockholders. If we incur more debt it would result in increased fixed obligations and could also subject us to covenants or other restrictions that would impede our ability to manage our operations. In addition, our future operating results may be impacted by performance earnouts or contingent bonuses. Furthermore, acquisitions may require large one-time charges and can result in increased debt or contingent liabilities, adverse tax consequences, additional stock-based compensation expense and the recording and subsequent amortization or impairments of amounts related to certain purchased intangible assets, any of which items could negatively impact our future results of operations. We may also record goodwill in connection with an acquisition and incur goodwill impairment charges in the future. In the future, if our acquisitions do not yield expected revenue, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Failure to obtain new, and maintain existing, high-quality event, athlete and celebrity sponsorships could harm our business.

Establishing relationships with high profile sporting events, athletes and celebrity personalities to evaluate, promote and establish product credibility with consumers, including entering into sponsorship and licensing agreements, has and will continue to be a key element of our marketing strategy. However, as competition in the camera and video recorder markets has increased, the costs of obtaining and retaining event, athlete and celebrity sponsorships and licensing agreements have increased. If we are unable to maintain our current associations with our event, athlete and celebrity partners, or to do so at a reasonable cost, we could lose the benefits of these relationships, and we may be required to modify and substantially increase our marketing investments. In addition, actions taken by endorsers of our products that harm their reputations could also harm our brand image with consumers. The failure to correctly identify high impact events or promising athletes or other personalities to use and endorse our products, or poor performance by our endorsers, could adversely affect our brand and result in decreased sales of our products.

If we are unable to maintain or acquire rights to include intellectual property owned by others in the content distributed by us, our marketing, sales or future business strategy could be affected or we could be subject to lawsuits relating to our use of this content.

The distribution of GoPro content helps to market our brand and our products. If we cannot continue to acquire rights to distribute UGC or acquire rights to use and distribute music, athlete and celebrity names and likenesses or other content for our original productions or for our GoPro Studio Edit Templates, our marketing efforts could be diminished, our sales could be harmed and our future content strategy could be adversely affected. In addition, third-party content providers may allege that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use of or otherwise alter our business practices on a timely basis in response to claims of infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business may be adversely affected. As a distributor of content, we face potential liability for negligence, copyright, or trademark infringement or other claims based on the nature and content of materials that we distribute. If we are found to be liable for infringement, then our business may suffer.

If our customers are not satisfied with our technical support or software updates, they may choose not to purchase our products, either of which would adversely impact our business and operating results.

Our business relies, in part, on our customers’ satisfaction with the technical support and software updates we provide to support our products. If we fail to provide technical support services that are responsive, satisfy our customers’ expectations and resolve issues that they encounter with our products, customers may choose not to purchase additional products and we may face brand and reputational harm, which could adversely affect our operating results.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act or similar anti-bribery laws in other jurisdictions in which we operate.

The global nature of our business, and the significance of our international revenue, creates various domestic and local regulatory challenges and subjects us to risks associated with our international operations. The U.S. Foreign Corrupt Practices Act, or the FCPA, the U.K. Bribery Act 2010, or the U.K. Bribery Act, and similar anti-bribery and anticorruption laws in other jurisdictions generally prohibit U.S.-based companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business, directing business to another, or securing an advantage. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. Under the FCPA, U.S. companies may be held liable for the corrupt actions taken by directors, officers, employees, agents, or other strategic or local partners or representatives. As such, if we or our intermediaries fail to comply with the requirements of the FCPA or similar legislation, governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, operating results, and financial condition.

We operate in areas of the world that experience corruption by government officials to some degree and, in certain circumstances, compliance with anti-bribery and anticorruption laws may conflict with local customs and practices. Our global operations require us to import and export to and from several countries, which geographically stretches our compliance obligations. In addition, changes in such laws could result in increased regulatory requirements and compliance costs which could adversely affect our business, financial condition and results of operations. We cannot assure that our employees or other agents will not engage in prohibited conduct and render us responsible under the FCPA or the U.K. Bribery Act. If we are found to be in violation of the FCPA, the U.K. Bribery Act or other anti-bribery or anticorruption laws (either due to acts or inadvertence of our employees, or due to the acts or inadvertence of others), we could suffer criminal or civil penalties or other sanctions, which could have a material adverse effect on our business.

We are subject to governmental export and import controls and economic sanctions laws that could subject us to liability and impair our ability to compete in international markets.

The U.S. and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of some technologies. Our products are subject to U.S. export controls, including the Commerce Department’s Export Administration Regulations and various economic and trade sanctions regulations established by the Treasury Department’s Office of Foreign Assets Controls, and exports of our solution must be made in compliance with these laws. Furthermore, U.S. export control laws and economic sanctions prohibit the provision of products and services to countries, governments, and persons targeted by U.S. sanctions. Even though we take precautions to prevent our products from being provided to U.S. sanctions targets, our products, including our firmware updates, could be provided to those targets or provided by our customers despite such precautions. Any such provision could have negative consequences, including government investigations, penalties and reputational harm. Our failure to obtain required import or export approval for our products could harm our international and domestic sales and adversely affect our revenue. In addition, failure to comply with such regulations could result in penalties, costs and restrictions on export privileges, which would harm our operating results.

Our effective tax rate and the intended tax benefits of our corporate structure and intercompany arrangements depend on the application of the tax laws of various jurisdictions and on how we operate our business.

The application of the tax laws of various jurisdictions, including the United States, to our international business activities is subject to interpretation and depends on operating our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methods for valuing technology, intercompany arrangements, including our transfer pricing, or our current or historical tax positions, including with respect to research and development tax credits and our prior status as an S corporation. Any such challenge could be costly and time consuming to defend and may increase our worldwide effective tax rate, and consequently adversely affect our financial position and results of operations. In order to effectively structure and execute our international operations we will need to continue to hire, train and manage qualified personnel. If our new hires underperform, or if we are unsuccessful in hiring, training, managing and integrating these new employees, our business may be adversely affected.

Our corporate structure includes legal entities located in jurisdictions with income tax rates lower than the U.S. statutory tax rate. Our intercompany arrangements result in income earned by such entities in accordance with arm’s-length principles and commensurate with functions performed, risks assumed and ownership of valuable corporate assets. We believe that income taxed in certain foreign jurisdictions at a lower rate relative to the U.S. statutory rate will have a beneficial impact on our worldwide effective tax rate.

Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views, for instance, with respect to, among other things, the manner in which the arm’s-length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. In addition, tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. In particular, there is uncertainty in relation to the U.S. tax legislation in terms of the future corporate tax rate but also in terms of the U.S. tax consequences of income derived from intellectual property held in foreign jurisdictions.

Our existing corporate structure and intercompany arrangements have been implemented in a manner that we believe complies with current tax laws. However, our tax liabilities may be adversely affected if such structure and arrangements are challenged by a taxing authority or we are unable to appropriately adapt the manner in which we operate our business or if tax laws change.

An economic downturn or economic uncertainty in our key markets may adversely affect consumer discretionary spending and demand for our products.

Our products are discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general market conditions, macroeconomic conditions and other factors such as consumer confidence, the availability and cost of consumer credit, levels of unemployment and tax rates. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions due to credit constraints and uncertainties about the future. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products. Consumer demand for our products may not reach our sales targets, or may decline, when there is an economic downturn or economic uncertainty. Our sensitivity to economic cycles and any related fluctuation in consumer demand may have a material adverse effect on our business, financial condition and operating results could be adversely affected.

Our independent registered public accounting firm has previously identified a material weakness in our internal control over financial reporting, and if we are unable to maintain effective internal controls, we may not be able to produce timely and accurate financial statements, and we or our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective, which could adversely impact our investors’ confidence and our stock price.

Prior to this offering, we were a private company and were not required to test our internal controls on a systematic basis. Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of (1) the year following our first annual report required to be filed with the SEC, or (2) the date we are no longer an “Emerging Growth Company” as defined in the recently enacted Jumpstart our Business Startups Act of 2012, or JOBS Act, if we take advantage of the exemptions contained in the JOBS Act. We anticipate that after the completion of this offering and upon the expiration of available exemptions, pursuant to Sections 302 and 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, we will be required to evaluate and determine the effectiveness, provide a management report and be subject to attestation of our internal control over financial reporting, beginning with our annual report for the fiscal year ending December 31, 2015.

In connection with the prior audits of our financial statements for the years ended December 31, 2011 and 2012, our independent registered public accounting firm noted in its report to our audit committee that we had a material weakness in the design and operating effectiveness of our internal control over financial reporting. This material weakness primarily comprised of deficiencies related to a lack of technical accounting skills, monitoring activities and a lack of adequate review processes and controls within our accounting and finance organization. In 2013, we took certain actions to address this material weakness, which included hiring management level personnel with technical accounting expertise, designing adequate review and monitoring procedures in our accounting and finance organization, and identifying and implementing improved processes and controls.

Further, we are in the process of designing and implementing the system of internal controls over financial reporting required to comply with our obligations and to strengthening our overall control environment. This initiative will be time consuming, costly, and might place significant demands on our financial and operational resources, as well as IT systems.

Our current efforts to remedy the material weakness and implement an effective control environment may not be sufficient to remediate or prevent future material weaknesses or significant deficiencies from occurring. A control system, no matter how well designed and operated, can provide only reasonable assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and all instances of fraud will be detected. If we identify future material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, if we are unable to assert that our internal control over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, if and when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, our financial performance may suffer.

We have experienced rapid growth over the last several years, which has placed a strain on our managerial, operational, research and development, sales and marketing, administrative and financial infrastructure. For example, we increased our total number of full-time employees from 49 as of December 31, 2010 to 646 as of December 31, 2013. We have also established operations in other countries. Our expansion has placed, and our expected future growth will continue to place, a significant strain on our managerial, operational, research and development, sales and marketing, administrative, financial and other resources.

Our success will depend in part upon our ability to manage our growth effectively. To do so, we must continue to increase the productivity of our existing employees and to hire, train and manage new employees as needed. To manage domestic and international growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting processes and procedures, and implement more extensive and integrated financial and business information systems. These additional investments will increase our operating costs, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. Moreover, if we fail to scale our operations or manage our growth successfully, our business, financial condition and operating results could be adversely affected.

Consumers may be injured while engaging in activities that they self-capture with our products, and we may be exposed to claims, or regulations could be imposed, which could adversely affect our brand operating results and financial condition.

Consumers use our cameras and accessories to self-capture their participation in a wide variety of physical activities, including extreme sports, which in many cases carry the risk of significant injury. We may be subject to claims if consumers are injured while using our products. Although we maintain insurance to help protect us from the risk of any such claims, such insurance may not be sufficient or may not to apply to all situations. Similarly, proprietors of establishments at which consumers engage in challenging physical activities could seek to ban the use of our products in their facilities to limit their own liability. In addition, if lawmakers or governmental agencies were to determine that the use of our products increased the risk of injury to all or a subset of our customers, they may pass laws or adopt regulations that limit the use of our products or increase our liability associated with the use of our products. Any of these events could adversely affect our brand, operating results or financial condition.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s discussion and analysis of financial condition and results of operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, sales incentives, stock-based compensation expense, POP displays, excess and obsolete inventory write-downs, warranty reserves, long-lived assets and accounting for income taxes including deferred tax assets and liabilities.

Our credit facility provides our lenders with a first-priority lien against substantially all of our assets and contains financial covenants and other restrictions on our actions, and could therefore limit our operational flexibility or otherwise adversely affect our financial condition.

In December 2012 we entered into a senior secured credit agreement, including a $120.0 million term loan that we expect to repay with the proceeds of this offering and a $50.0 million revolving credit facility that we expect to retain. The terms of our credit agreement may restrict our current and future operations, particularly our ability to respond to certain changes or to take future actions. Our credit agreement contains a number of restrictive covenants.

A failure by us to comply with the covenants or payment requirements specified in our credit agreement could result in an event of default under the agreement, which would give the lenders under the agreement the right to terminate their commitments to provide additional loans under our revolving credit facility and to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. In addition, the lenders would have the right to proceed against the collateral we granted to them, which consists of substantially all our assets. If the debt under our credit agreement were to be accelerated, we may not have sufficient cash or be able to sell sufficient collateral to repay this debt, which would have an immediate material adverse affect on our business, results of operations and financial condition.

We are exposed to increased regulatory oversight and incur increased costs as a result of being a public company.

As a public company, we are required to satisfy corporate governance requirements of the                  and incur significant legal, accounting and other expenses that we did not incur as a private company. Currently, our audit committee is comprised of two independent directors. The                 rules require that the audit committee must be composed of at least three independent members within one year of the listing date of the IPO. If we fail to find and elect an additional independent board member to serve on the audit committee, we would not be in compliance with the                 rules. We will also incur costs associated with our public company reporting requirements and corporate governance requirements, including additional directors and officers liability insurance and requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the . These rules and regulations have increased, and will continue to increase, our legal and financial compliance costs and have made, and will continue to make, certain activities more time consuming and costly. Further, we have incurred costs in connection with hiring additional accounting, financial and compliance staff with appropriate public company experience and technical accounting knowledge. Any of these expenses could harm our business, operating results and financial condition.

Our intellectual property rights and proprietary rights may not adequately protect our products.

Our commercial success will depend substantially on our ability to obtain patents and other intellectual property rights and maintain adequate legal protection for our products in the United States and other countries. We will be able to protect our intellectual property from unauthorized use by third parties only to the extent that these assets are covered by valid and enforceable patents, trademarks, copyrights or other intellectual property rights, or are effectively maintained as trade secrets. As of the date of this filing, we have 28 issued patents and 61 patent applications pending in the United States and 13 corresponding issued patents and 15 patent applications pending in foreign jurisdictions. Our issued U.S. patents will expire between 2024 and 2031 and our issued foreign patents will expire between 2022 and 2038. We apply for patents covering our products, services, technologies and designs, as we deem appropriate. We may fail to apply for patents on important products, services, technologies, or designs in a timely fashion, or at all. We do not know whether any of our patent applications will result in the issuance of any patents. Even if patents are issued, they may not be sufficient to protect our products, services, technologies, or designs. Our existing and future patents may not be sufficiently broad to prevent others from developing competing products, services technologies, or designs. No consistent policy regarding the breadth of patent claims has emerged to date in the United States and we expect the landscape for patent protection for our products, services technologies, and designs to continue to be uncertain. Intellectual property protection and patent rights outside of the United States are even less predictable. As a result, the validity and enforceability of patents cannot be predicted with certainty. Moreover, we cannot be certain whether:

•	we were the first to conceive of or invent the inventions covered by each of our issued patents and pending patent applications;

•	we were the first to reduce to practice inventions covered by each of our issued patents and pending patent applications;

•	we were the first to file patent applications for these inventions;

•	others will independently develop similar or alternative products, technologies, services or designs or duplicate any of our products, technologies, services or designs;

•	any patents issued to us will provide us with any competitive advantages, or will be challenged by third parties;

•	we will develop additional proprietary products, services, technologies, or designs that are patentable; or

•	the patents of others will have an adverse effect on our business.

The patents we own or license and those that may be issued in the future may be challenged, invalidated, rendered unenforceable, or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages. Moreover, third parties could practice our inventions in territories where we do not have patent protection or in territories where they could obtain a compulsory license to our technology where patented. Such third parties may then try to import products made using our inventions into the United States or other territories. Additional uncertainty may result from potential passage of patent legislation by the U.S. Congress, legal precedent by the U.S. Federal Circuit and Supreme Court as they determine legal issues concerning the scope and construction of patent claims and inconsistent interpretation of patent laws by the lower courts. Accordingly, we cannot ensure that any of our pending patent applications will result in issued patents, or even if issued, predict the breadth, validity and enforceability of the claims upheld in our and other companies’ patents.

We have registered and applied to register certain of our trademarks in several jurisdictions worldwide. In some jurisdictions where we have applied to register our trademarks, other applications or registrations exist for the same, similar or otherwise related products or services. If we are not successful in arguing that there is no likelihood of confusion between our marks and the marks that are the subject of the other applications or registrations owned by third parties, our applications may be denied, preventing us from obtaining trademark registrations and adequate protection for our marks in the relevant jurisdictions, which could impact our ability to build our brand identity and market our products and services in those jurisdictions. Whether or not our application is denied, third parties may claim that our trademarks infringe their rights. As a result, we could be forced to pay significant settlement costs or cease the use of these trademarks and associated elements of our brand in the United States or other jurisdictions.

Even in those jurisdictions where we are able to register our trademarks, competitors may adopt or apply to register similar trademarks to ours, may register domain names that mimic ours or incorporate our trademarks or may purchase keywords that are identical or confusingly similar to our brand names as terms in Internet search engine advertising programs, which could impede our ability to build our brand identity and lead to confusion among potential customers of our products and services. We believe that other companies have copied some of our trademarks for use in the marketplace. We have sent demand letters in a number of these instances, but there can be no assurance that we are aware of all such instances or that we will prevail should such letters be ineffective. If we are not successful in proving that we have prior rights in our marks and arguing that there is a likelihood of confusion between our marks and the marks of these third parties, our inability to prevent these third parties from continuing to use our marks or confusingly similar marks may negatively impact the strength, value and effectiveness of our brand names and our ability to market our products and prevent consumer confusion.

The laws of certain countries do not protect intellectual property and proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect our products, services, technologies and designs adequately against unauthorized third-party copying, infringement or use, which could adversely affect our competitive position. For instance, we are aware of cameras that have been designed and labeled to appear similar to our products, and are available for sale in countries within Asia and Europe, as well as, to a lesser extent, the United States. To protect or enforce our intellectual property rights, we may initiate proceedings or litigation against third parties. Such proceedings or litigation may be necessary to protect our trade secrets or know-how, products, technologies, designs, brands, reputation, likeness, authorship works or other intellectual property rights. Such proceedings or litigation also may be necessary to determine the enforceability, scope and validity of the proprietary rights of others. Any proceedings or lawsuits that we initiate could be expensive, take significant time and divert management’s attention from other business concerns. Additionally, we may provoke third parties to assert claims against us. These claims could invalidate or narrow the scope of our own intellectual property rights. We may not prevail in any proceedings or lawsuits that we initiate and the damages or other remedies awarded, if any, may be commercially valuable. The occurrence of any of these events may adversely affect our business, financial condition and operating results.

Our business may suffer if it is alleged or determined that our technology or another aspect of our business infringes the intellectual property rights of others.

The markets in which we compete are characterized by the existence of a large number of patents and trade secrets and also by litigation based on allegations of infringement or other violations of intellectual property rights. Moreover, in recent years, individuals and groups have purchased patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like ours. From time to time, third parties have claimed and may continue to claim that we are infringing upon their intellectual property rights. Responding to such claims, regardless of their merit, can be time consuming, costly to defend in litigation, divert management’s attention and resources, damage our reputation and brand and cause us to incur significant expenses. Also, third parties may make infringement claims against us that relate to technology developed and owned by one of our suppliers for which our suppliers may or may not indemnify us. Even if we are indemnified against such costs, the indemnifying party may be unable to uphold its contractual obligations and determining the scope of these obligations could require additional litigation. Further, claims of intellectual property infringement might require us to redesign our products, rebrand our services, enter into costly settlement or license agreements, pay costly damage awards or face a temporary or permanent injunction prohibiting us from marketing or selling our products or services. If we cannot or do not license the infringed intellectual property on reasonable terms or at all, or substitute similar intellectual property from another source, our revenue and operating results could be adversely impacted. Additionally, our customers, distributors, and retailers may not purchase our offerings if they are concerned that they may infringe third-party intellectual property rights. The occurrence of any of these events may have an adverse effect on our business, financial condition and operating results.

We use open source software in our platform that may subject our technology to general release or require us to re-engineer our solutions, which may cause harm to our business.

We use open source software in connection with our services. From time to time, companies that incorporate open source software into their products have faced claims challenging the ownership of open source software and/or compliance with open source license terms. Therefore, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute or make available open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose the source code or that would otherwise breach the terms of an open source agreement, such use could nevertheless occur and we may be required to release our proprietary source code, pay damages for breach of contract, re-engineer our applications, discontinue sales in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business, financial condition or operating results.

Any significant disruption to our ecommerce business could result in lost sales.

Our sales through our ecommerce channel have been growing. Sales through GoPro.com generally have higher profit margins and provide us useful insight to the sales impact of certain of our marketing campaigns. Online sales are subject to a number of risks. System interruptions or delays could cause potential customers to fail to purchase our products and could harm the attractiveness as a brand. The operation of our direct to consumer ecommerce business through GoPro.com depends on the ability to maintain the efficient and uninterrupted operation of online order-taking and fulfillment operations. Our ecommerce operations subject us to certain risks that could have an adverse effect on our operating results, including risks related to the computer systems that operate our website and related support systems, such as system failures, viruses, computer hackers and similar disruptions. If we are unable to continually add software and hardware, effectively upgrade our systems and network infrastructure and take other steps to improve the efficiency of our systems, system interruptions or delays could occur that adversely affect our operating results.

We utilize third party vendors for our customer-facing ecommerce technology, order management system and fulfillment in the United States and internationally. We depend on our technology vendors to manage “up-time” of the front-end ecommerce store, manage the intake of our orders, and export orders for fulfillment. In the future, we could begin to run all or a greater portion of our ecommerce components ourselves rather than use third party vendors. Any failure on the part of our third party ecommerce vendors or in our ability to transition third party services effectively could result in lost sales and harm our business.

Failure to adequately protect customer data could harm our brand and our reputation in the marketplace.

Changing regulations and laws governing the Internet, data privacy, data protection and ecommerce transactions (including taxation, pricing and electronic communications) could impede the growth of our ecommerce business, increase our cost of doing business and limit our ability to collect and use information collected from our customers. Further, new regulations limiting our ability to collect, use and disclose customer data, or imposing additional requirements with respect to the retention and security of customer data, could limit our marketing activities and could adversely affect our business and financial condition.

In our ecommerce services, we process, store and transmit customer data. We also collect customer data through certain marketing activities. Failure to prevent or mitigate data loss or other security breaches, including breaches of our vendors’ technology and systems, could expose us or our customers to a risk of loss or misuse of such information, adversely affect our operating results, result in litigation or potential liability for us and otherwise harm our business. Further, we are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, ecommerce and electronic devices. Existing and future laws and regulations, or new interpretations of these laws, may adversely affect our ability to conduct our ecommerce business.

If we fail to comply with environmental requirements, our business, financial condition, operating results and reputation could be adversely affected.

We are subject to various environmental laws and regulations including laws governing the hazardous material content of our products and laws relating to the collection of and recycling of electrical and electronic equipment. Examples of these laws and regulations include the EU Restrictions of Hazardous Substances Directive, or RoHS Directive, and the EU Waste Electrical and Electronic Equipment Directive, or WEEE Directive, as well as the implementing legislation of the EU member states. Similar laws and regulations have been passed or are pending in China, South Korea, Norway and Japan and may be enacted in other regions, including in the United States, and we are, or may in the future be, subject to these laws and regulations.

The RoHS Directive and the similar laws of other jurisdictions ban the use of certain hazardous materials such as lead, mercury and cadmium in the manufacture of electrical equipment, including our products. Although we have policies and procedures in place requiring our contract manufacturers and major component part suppliers to comply with the RoHS Directive requirements, we cannot assure you that our manufacturers and suppliers consistently comply with these requirements. In addition, if there are changes to this or other laws (or their interpretation) or if new similar laws are passed in other jurisdictions, we may be required to reengineer our products to use components compatible with these regulations. This reengineering and component substitution could result in additional costs to us or disrupt our operations or logistics.

The WEEE Directive requires electronic goods producers to be responsible for the collection, recycling and treatment of such products. Changes in interpretation of the directive may cause us to incur costs or have additional regulatory requirements to meet in the future in order to comply with this directive, or with any similar laws adopted in other jurisdictions. Our failure to comply with past, present and future similar laws could result in reduced sales of our products, substantial product inventory write-offs, reputational damage, penalties and other sanctions, which could harm our business and financial condition. We also expect that our products will be affected by new environmental laws and regulations on an ongoing basis. To date, our expenditures for environmental compliance have not had a material impact on our results of operations or cash flows and, although we cannot predict the future impact of such laws or regulations, they will likely result in additional costs and may increase penalties associated with violations or require us to change the content of our products or how they are manufactured, which could have a material adverse effect on our business and financial condition.

New regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our products.

As a public company, we will be subject to new requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, that will require us to diligence, disclose and report whether or not our products contain conflict minerals. The implementation of these new requirements could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in our products. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used or necessary to the production of our products and, if applicable, potential changes to products, processes or sources of supply as a consequence of such verification activities. It is also possible that we may face reputational harm if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to alter our products, processes or sources of supply to avoid such materials.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. In particular, we have not included all of the executive compensation related information that would be required in this prospectus if we were not an emerging growth company. In addition, for so long as we are an emerging growth company, which can last, at most, until the first fiscal year following the fifth anniversary of this offering, we will not be required to:

•	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•

comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and

•	submit certain executive compensation matters to shareholder advisory votes, such as “say on pay” and “say on frequency.”

Although we intend to rely on certain exemptions provided in the JOBS Act, the exact implications of the JOBS Act for us are still subject to interpretations and guidance by the SEC and other regulatory agencies. Also, as our business grows, we may no longer satisfy the condition of an emerging growth company. We will remain an emerging growth company until the first fiscal year following the fifth anniversary of this offering, although if the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of June 30th of any year before the end of that five-year period, we would cease to be an emerging growth company as of the following December 31st. If we have more than $1.0 billion in annual revenue in a fiscal year, we would cease to be an emerging growth company as of the end of that fiscal year, and if we issue more than $1.0 billion in non-convertible debt over a three-year period, we would also cease to be an emerging growth company immediately. We are currently evaluating and monitoring developments with respect to these new rules and we cannot assure you that we will be able to enjoy part or all of the benefits from the JOBS Act. We have irrevocably elected not to avail ourselves of the JOBS Act accommodation allowing for delayed adoption of new or revised accounting standards, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.

In the future, we may require additional capital to respond to business opportunities, challenges, acquisitions or unforeseen circumstances and may determine to engage in equity or debt financings or enter into credit facilities for other reasons. We may not be able to timely secure additional debt or equity financing on favorable terms, or at all. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing stockholders could suffer significant dilution. Any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

Catastrophic events or political instability could disrupt and cause harm to our business.

Our headquarters is located in the San Francisco Bay Area of California, an area susceptible to earthquakes. A major earthquake or other natural disaster, fire, act of terrorism or other catastrophic event in California or elsewhere that results in the destruction or disruption of any of our critical business operations or information technology systems could severely affect our ability to conduct normal business operations and, as a result, our future operating results could be harmed.

Our key manufacturing, supply and distribution partners have global operations including in China, Singapore and the Netherlands as well as the United States. Political instability or catastrophic events in any of those countries could adversely affect our business in the future, our financial condition and operating results.

Risks related to this offering

There has been no prior market for our Class A common stock, our stock price may be volatile or may decline regardless of our operating performance, an active public trading market may not develop or be sustained following this offering, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our Class A common stock prior to this offering. The initial public offering price for our Class A common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our Class A common stock following this offering. If you purchase shares of our Class A common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. An active market for our Class A common stock may not develop upon the closing of this offering or, if it does develop, it may not be sustainable. The trading prices of the securities of newly public companies have historically been highly volatile. The market price of our Class A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenue and other operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in operating performance and stock market valuations of online marketing or other technology companies, or those in our industry in particular;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business.

Sales of substantial amounts of our common stock in the public markets, or the perception that they might occur, could reduce the price that our Class A common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

After the completion of the offering, we will have                  outstanding shares of our Class A and Class B common stock (                 shares of Class A and Class B common stock if the underwriters exercise in full their option to purchase additional shares). This number is comprised of all the shares of our Class A common stock that we are selling in this offering, which may be resold immediately in the public market.

Subject to certain exceptions, we, all of our directors and officers and substantially all of our stockholders and option holders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of Class A or Class B common stock without the permission of the underwriters for a period of 180 days from the date of this prospectus, subject to extension in some circumstances. See “Shares eligible for future sale—Lock-up agreements” for additional information. After the lock-up agreements pertaining to this offering expire, we and our locked-up security holders will be able to sell our shares in the public market, subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements. Sales of a substantial number of such shares upon expiration, or early release, of the lock-up (or the perception that such sales may occur) could cause our share price to fall.

The market price of the shares of our Class A common stock could decline as a result of sales of a substantial number of our shares in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

The dual class structure of our common stock will have the effect of concentrating voting control with our Chief Executive Officer and other directors and their affiliates; this will limit or preclude your ability to influence corporate matters.

All of the shares of our common stock outstanding prior to this offering have been converted into Class B common stock prior to this offering. Our Class B common stock has ten votes per share, and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. Stockholders who hold shares of Class B common stock, including our executive officers and directors and their affiliates, will together hold approximately         % of the voting power of our outstanding capital stock following this offering. Our Chief Executive Officer, Mr. Woodman, will hold         % of the outstanding voting power and, therefore, assuming no material sales of such shares, will be able to control all matters submitted to our stockholders, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds that we receive from this offering, including applications for working capital, possible acquisitions and other general corporate purposes, and the repayment of our term loan under our syndicated secured credit facility, which had an outstanding balance of $115.5 million as of September 30, 2013, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

If securities analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We currently do not have and may never obtain research coverage by securities analysts. If no securities analysts commence coverage of our company the trading price for our stock would be negatively impacted. In the event we obtain securities analyst coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A common stock if the market price of our Class A common stock increases. Our credit agreement contains a prohibition on the payment of cash dividends on our capital stock.

If you purchase shares of our Class A common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our Class A common stock in this offering, you will experience substantial and immediate dilution in the net tangible book value per share after giving effect to this offering of $             as of                 , 2013, based on an assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, because the price that you pay will be substantially greater than the net tangible book value per share of the Class A common stock that you acquire. This dilution is due in large part to the fact that our earlier stockholders paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon exercise of options to purchase Class A or Class B common stock under our equity incentive plans or under equity awards granted outside our equity incentive plan, if we issue restricted stock to our employees under our equity incentive plans or if we otherwise issue additional shares of our Class A common stock. See “Dilution” for further information.

Delaware law and provisions in our restated certificate of incorporation and bylaws that will be in effect at the closing of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our Class A common stock.

Following the closing of this offering, our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and bylaws that will be in effect at the closing of this offering will contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, or otherwise adversely affect the rights of the holders of our common stock, including the following:

•	our board of directors will be classified into three classes of directors with staggered three-year terms;

•	only our chairman of the board, our chief executive officer, our president or a majority of our board of directors will be authorized to call a special meeting of stockholders;

•	our stockholders will only be able to take action at a meeting of stockholders and not by written consent;

•	vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders;

•	directors may be removed from office only for cause;

•

our restated certificate of incorporation provides for a dual class common stock structure in which holders of our Class B common stock will have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;

•

our restated certificate of incorporation will authorize undesignated preferred stock, the terms of which may be established, and shares of which may be issued, by our board of directors without stockholder approval and which may contain voting, liquidation, dividend and other rights superior to those of our common stock; and

•	advance notice procedures will apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

For information regarding these and other provisions, see “Description of capital stock.”

Special note regarding forward-looking statements and industry data

This prospectus contains forward looking statements that are based on our beliefs and assumptions regarding future events and circumstances, including statements regarding our strategies, our opportunities, developments in the markets in which we are active, our relationships with our customers, contract manufacturers, component suppliers and distributors and other matters. These statements are principally contained in the sections titled “Prospectus summary,” “Risk factors,” “Use of proceeds,” “Management’s discussion and analysis of financial condition and results of operations,” “Business,” and “Shares eligible for future sale”. Forward looking statements include statements that are not historical facts and can be identified by words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “continue,” “should,” “would,” “could,” “potentially,” “will” or “may,” or other similar words and phrases.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These risks, uncertainties and factors include those we discuss in this prospectus in the section titled “Risk factors.” You should read these risk factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. It is not possible for us to predict all risks that could affect us, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Moreover, new risks emerge from time to time.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents we reference in this prospects and have filed with the SEC, as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

This prospectus also contains estimates and other statistical data that we obtained from industry publications, surveys, forecasts and reports. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Although we have not independently verified the accuracy or completeness of the data contained in these industry publications and reports, based on our industry experience we believe that the publications are reliable and the conclusions contained in the publications and reports are reasonable.

Use of proceeds

We estimate that we will receive net proceeds from the sale of the                 shares of Class A common stock that we are selling in this offering of approximately $             million, based on an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that our net proceeds will be approximately $             million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.

Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, the net proceeds to us by $             million, assuming the number of shares Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

The principal purposes of this offering are for general corporate purposes, including working capital, and to repay our term loan under our credit facility, to create a public market for our Class A common stock and to facilitate our future access to the public equity markets. At September 30, 2013, the outstanding balance of the term loan was $115.5 million and bore interest at the rate of 3.19% per annum. The term loan has scheduled quarterly principal repayments with the remaining balance due on December 21, 2015. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Credit facility” for additional information regarding our term loan.

We may also use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or assets. However, we have no present commitments or agreements to enter into any acquisitions or make any investments.

Our management will have significant flexibility in applying the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these net proceeds. Pending the uses described above, we intend to invest the net proceeds from this offering in short term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. The goal with respect to the investment of these net proceeds will be capital preservation and liquidity so that these funds are readily available to fund our operations.

Dividend policy

On December 19, 2012, we declared a cash dividend pursuant to which each holder of our common stock and redeemable convertible preferred stock as of December 21, 2012 received $1.050965 for every share of our common stock then held by such stockholder (with each stockholder of redeemable convertible preferred stock being treated as holding the number of shares of common stock then issuable upon conversion of all shares of redeemable convertible preferred stock held by such stockholder). We do not currently intend to pay any cash dividends on our Class A common stock and Class B common stock for the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our Class A common stock and Class B common stock will be at the discretion of our board of directors and will depend upon, among other factors, our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors may deem relevant. In addition, our credit agreement restricts our ability to pay dividends.

Capitalization

The following table sets forth our cash and capitalization as of September 30, 2013:

•	on an actual basis;

•

on a pro forma basis to reflect the conversion of all outstanding shares of our redeemable convertible preferred stock into 30,523,036 shares of our Class B common stock in connection with the closing of this offering;

•

on a pro forma as adjusted basis to further reflect (i) the application of a portion of the proceeds of this offering to repay in full the outstanding balance of our term loan, which was $115.5 million at September 30, 2013, (ii) the conversion by the selling stockholders of              shares of our Class B common stock into the same number of shares of our Class A common stock in connection with the closing of this offering, (iii) the sale by us of             shares of Class A common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (iv) the filing and effectiveness of our restated certificate of incorporation in connection with the closing of this offering.

The unaudited pro forma and pro forma as adjusted information below is illustrative only, and cash, total stockholders’ equity and total capitalization following the completion of this offering will be adjusted based on the actual offering price and other terms of our offering determined at pricing. You should read this table together with the section titled “Management’s discussion and analysis of financial condition and results of operations” and our financial statements, related notes and other financial information appearing elsewhere in this prospectus.

	As of September 30, 2013
(in thousands, except share amounts) (unaudited)	Actual	Pro forma	Pro forma as adjusted(1)

Cash	$47,629	$47,629	$

Long-term debt, including current portion	135,058	135,058
Redeemable convertible preferred stock, $0.0001 par value, 36,000,000 shares authorized, 30,523,036 shares issued and outstanding; no shares authorized, issued or outstanding, pro forma or pro forma as adjusted	77,183	—

Stockholders’ equity (deficit) :
Preferred stock, $0.0001 par value; no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.0001 par value, 150,000,000 shares authorized, 81,196,353 shares issued and outstanding, actual; 111,719,389 shares issued and outstanding, proforma; no shares issued and outstanding, pro forma as adjusted	8	11
Class A common stock, $0.0001 par value, shares authorized, no shares issued and outstanding, actual; no shares issued and outstanding, pro forma, shares issued and outstanding, pro forma as adjusted	—	—
Class B common stock, $0.0001 par value, shares authorized, no shares issued and outstanding, actual; no shares issued and outstanding, pro forma, shares issued and outstanding, pro forma as adjusted	—	—
Additional paid-in capital	9,399	86,579
Accumulated deficit	(63,612)	(63,612)

Total stockholders’ equity (deficit)	(54,205)	22,978

Total capitalization	$158,036	$158,036	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, our cash, working capital, total assets and total stockholders’ equity by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. If the underwriters exercise in full their option to purchase additional shares, the amount of pro forma as adjusted additional paid-in capital, total stockholders’ equity and total capitalization would increase by approximately $ million and we would have shares of Class A common stock issued and outstanding.

The number of shares of our Class A and Class B common stock to be outstanding after this offering is based on 111,719,389 shares of common stock outstanding as of September 30, 2013 and excludes:

•

25,964,528 shares of Class B common stock issuable upon the exercise of stock options outstanding as of September 30, 2013 with a weighted average exercise price of $2.04 per share and 270,000 shares of Class B common stock issuable pursuant to outstanding RSUs under our 2010 Plan;

•

The effect of the contribution back to us of a number of shares of Class B common stock equal to the number of shares we issue upon exercise of an outstanding option for the purchase of 6,584,427 shares of Class B common stock; see “Certain relationships and related person transactions - Equity grants and contribution agreement;”

•

                 shares of Class B common stock issuable upon the exercise of options with an exercise price of $         per share and                  shares of Class B common stock issuable upon settlement of RSUs granted after September 30, 2013;

•	245,166 shares of Class B common stock subject to a right of repurchase by us as of September 30, 2013;

•	shares of Class B common stock subject to a right of repurchase by us issued after September 30, 2013; and

•

                 shares to be reserved for future issuance under our 2014 Plan, which will become effective on the date immediately prior to the date of this prospectus, and our ESPP, which will become effective on the date of this prospectus. Upon completion of this offering, any remaining shares available for issuance under our 2010 Plan will be added to the shares reserved under of 2014 Plan and we will cease granting awards under our 2010 Plan. Our 2014 Plan and ESPP also provide for automatic annual increases in the number of shares reserved under the plans each year, as more fully described in “Executive compensation—Employee benefit plans.”

Dilution

If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the net tangible book value of our Class A and Class B common stock per share immediately after this offering. As of September 30, 2013, our pro forma net tangible book value was $14.4 million, or $0.13 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our outstanding shares of Class A and Class B common stock, after giving effect to the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our Class B common stock in connection with the closing of this offering.

After giving further effect to (i) the application of a portion of the proceeds of this offering to repay in full the outstanding balance of our term loan, which was $115.5 million as of September 30, 2013, (ii) the conversion by the selling stockholders of                  shares of our Class B common stock into the same number of shares of our Class A common stock immediately prior to the completion of this offering, (iii) the sale by us of                  shares of Class A common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (iv) the filing and effectiveness of our restated certificate of incorporation immediately upon the closing of this offering. This represents an immediate increase in pro forma net tangible book value of $         per share to existing stockholders and an immediate dilution of $         per share to new investors purchasing shares of Class A common stock at the initial public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share of our Class A common stock		$
Pro forma net tangible book value per share as of September 30, 2013	$
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $         per share and the dilution to new investors by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase             additional shares of Class A common stock from us, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $         per share, representing an immediate increase to existing stockholders of $            , and immediate dilution to new investors in this offering of $         per share.

The following table summarizes, as of September 30, 2013, on the pro forma as adjusted basis described above, the difference between our existing stockholders and the purchasers of shares of Class A common stock in this offering with respect to the number of shares of Class A common stock purchased from us, the total consideration paid to us and the average price paid per share paid to us, based on an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent

Existing stockholders		%	$	%	$
New investors

Total		100.0%	$	100.0%	$

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease, total consideration paid by new investors by $         million and increase or decrease the percent of total consideration paid to us by new investors by         %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The sale of             shares of Class A common stock to be sold by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to             shares, or         % of the total shares                 outstanding, and will increase the number of shares held by investors participating in this offering to             shares, or         % of the total shares outstanding.

If the underwriters exercise in full their option to purchase                  additional shares of Class A common stock from us, the following will occur:

•

the percentage of shares of Class A and Class B common stock held by existing stockholders after the completion of this offering, and after giving effect to the sale by the selling stockholders of             shares of Class A common stock in this offering, will be approximately         % of the total number of shares of our Class A and Class B common stock outstanding after this offering;

•

the number of shares of Class A common stock held by new investors after the closing of this offering will be                 , or approximately         % of the total number of shares of our Class A and Class B common stock outstanding after this offering.

The number of shares of our Class A and Class B common stock to be outstanding after this offering are based on 111,719,389 shares of common stock outstanding as of September 30, 2013 and excludes:

•

25,964,528 shares of Class B common stock issuable upon the exercise of stock options outstanding as of September 30, 2013 with a weighted average exercise price of $2.04 per share and 270,000 shares of Class B common stock issuable pursuant to outstanding RSUs, under our 2010 Plan;

•

the effect of the contribution back to us of a number of shares of Class B common stock equal to the number of shares we issue upon exercise of an outstanding option for the purchase of 6,584,427 shares of Class B common stock; see “Certain relationships and related person transactions—Equity grants and contribution agreement;”

•

             shares of Class B common stock issuable upon the exercise of options with an exercise price of $         per share and                  shares of Class B common stock issuable upon settlement of RSUs granted after September 30, 2013;

•	245,166 shares of Class B common stock subject to a right of repurchase by us as of September 30, 2013;

•	shares of Class B common stock subject to a right of repurchase by us issued after September 30, 2013; and

•

             shares of Class A common stock to be reserved for future issuance under our 2014 Plan, which will become effective on the date immediately prior to the date of this prospectus, and our ESPP, which will become effective on the date of this prospectus. Upon completion of this offering, any remaining shares available for issuance under our 2010 Plan will be added to the shares reserved under of 2014 Plan and we will cease granting awards under our 2010 Plan. Our 2014 Plan and ESPP also provide for automatic annual increases in the number of shares reserved under the plans each year, as more fully described in “Executive compensation—Employee benefit plans.”

The above discussion and tables assume no exercise of our stock options or settlement of RSUs outstanding as of September 30, 2013. If all of these options were exercised and RSUs settled, then investors would experience further dilution.

Selected consolidated financial data

You should read the selected consolidated financial data below in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

The following table presents selected consolidated financial data. We derived the consolidated statements of operations data for the years ended December 31, 2010, 2011 and 2012 and the balance sheet data as of December 31, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2012 and 2013 and the consolidated balance sheet data as of September 30, 2013 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary to state fairly the financial information set forth in those financial statements. Our historical results are not necessarily indicative of the results to be expected in the future, and our interim results should not necessarily be considered indicative of results we expect for the full year.

Consolidated statements of operations data:	Year ended December 31,			Nine months ended September 30,
(in thousands, except per share amounts)	2010	2011	2012	2012	2013

Revenue	$64,464	$234,238	$526,016	$291,987	$624,489
Cost of revenue(1)	31,719	111,683	298,530	148,890	414,005

Gross profit	32,745	122,555	227,486	143,097	210,484

Operating expenses:
Research and development(1)	1,394	8,644	36,115	23,825	48,286
Sales and marketing(1)	13,177	62,265	113,682	70,490	109,441
General and administrative(1)	6,317	12,867	24,072	15,634	24,629

Total operating expenses	20,888	83,776	173,869	109,949	182,356

Operating income	11,857	38,779	53,617	33,148	28,128
Other income (expense), net	(29)	12	(407)	(183)	(5,150)

Income before income taxes	11,828	38,791	53,210	32,965	22,978
Income tax expense	248	14,179	20,948	12,404	6,129

Net income	$11,580	$24,612	$32,262	$20,561	$16,849

Weighted-average shares used to compute net income per share attributable to common stockholders(2):
Basic	67,207	73,481	74,226	73,952	80,914

Diluted	73,160	78,551	74,226	91,161	98,670

Net income per share attributable to common stockholders(2):
Basic	$0.17	$0.26	$0.07	$0.19	$0.15

Diluted	$0.16	$0.24	$0.07	$0.16	$0.13

Pro forma net income per share attributable to common stockholders (unaudited)(2):
Basic			$0.29		$0.15

Diluted			$0.29		$0.13

Pro forma weighted-average shares used to compute net income per share attributable to common stockholders (unaudited)(2):
Basic			108,811		111,437

Diluted			108,811		129,193

Supplemental pro forma net income per share attributable to common stockholders (unaudited)(2):
Basic

Diluted

Supplemental pro forma weighted-average shares used to compute net income per share attributable to common stockholders (unaudited)(2):
Basic

Diluted

Other Financial Information:
Adjusted EBITDA(3)	$12,748	$52,873	$75,288	$47,278	$51,870

(1)	Includes stock-based compensation expense as follows:

	Year ended December 31,			Nine months ended September 30,
	2010	2011	2012	2012	2013

Cost of revenue	$10	$122	$333	$223	$530
Research and development	73	261	1,452	763	1,737
Sales and marketing	323	7,690	6,335	3,545	4,077
General and administrative	268	902	1,036	289	1,003

Total stock-based compensation expense	$674	$8,975	$9,156	$4,820	$7,347

(2)	See Note 8 of our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our historical basic and diluted net income per share attributable to common stockholders and our pro forma and supplemental pro forma unaudited basic and diluted net income per share.

	December 31,		September 30,
(in thousands)	2011	2012	2013

Consolidated balance sheet data:
Cash	$29,098	$36,485	$47,629
Working capital	44,252	69,618	69,794
Total assets	104,416	246,665	304,855
Total indebtedness	380	129,395	135,058
Redeemable convertible preferred stock	91,146	77,138	77,183
Total stockholders’ deficit	(24,095)	(79,741)	(54,205)

(3)	Refer to “Prospectus summary—Summary consolidated financial data – Adjusted EBITDA” for additional information and a reconciliation of net income to adjusted EBITDA.

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, related notes and other financial information appearing elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements as a result of a variety of factors, including but not limited to, those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

GoPro is transforming the way consumers capture, manage, share and enjoy meaningful life experiences. We do this by enabling people to capture compelling, immersive photo and video content of themselves participating in their favorite activities.

We were founded in 2004 to address the limitations of traditional cameras. In 2004, we shipped our first product, a wrist-mounted waterproof, film-based capture device, and in 2006 we shipped our first digital capture device, Digital HERO. We introduced our first HD capture device in 2009, the HD HERO, and we introduced our current HERO3+ family of capture devices in late 2013. We also sell mountable and wearable accessories that enable professional quality capture at affordable prices.

We have continued to enhance our product offering by providing software solutions that address the pain points of managing, editing and sharing content. GoPro Studio enables our customers to easily edit and share simple or complex videos. The GoPro App enables customers to easily and wirelessly manage and share content from our HERO capture devices.

Since we launched our first HD camera in 2009, we have experienced rapid growth. In 2010, 2011 and 2012, and the nine months ended September 30, 2013, we generated revenue of $64.5 million, $234.2 million, $526.0 million and $624.5 million and reported net income of $11.6 million, $24.6 million, $32.3 million and $16.8 million, respectively. Substantially all of our revenue has been generated from the sale of cameras and accessories.

Our sales strategy initially targeted independent specialty retailers focused on action sports markets, which we believe helped to establish the authenticity of our brand. We now sell our products both directly and through distribution. Our direct channel includes big box, mid-market and independent specialty retailers, as well as our website. We use our distribution channel to sell internationally and into certain specialty markets. As of September 30, 2013, our products were sold to customers in more than 100 countries and through more than 25,000 retail outlets. Sales outside of the United States represented 47% and 51% of our revenue for 2012 and the nine months ended September 30, 2013, respectively.

We believe consumer demand for compelling content, combined with our self-capture technology and the popularity of social media, create a significant media opportunity for GoPro. GoPro programming, a combination of GoPro originally produced content and “best of” UGC has developed a growing audience. To scale this, we have built a team of production professionals who regularly produce content based on inspiring stories from around the world, captured exclusively with our capture devices. In addition, we actively curate and redistribute, with permission, UGC as GoPro-branded content through the GoPro Network, which includes the GoPro Channels on Facebook, Instagram, Twitter, Virgin America, Xbox Live and YouTube.

We face potential challenges that could limit our ability to take advantage of these opportunities, including the risk that we may not be able to continue to develop and introduce new products and attract new customers. We do not expect to sustain or increase our revenue growth rates. In addition, we rely on several customers for a significant portion of our revenue. For each of 2011 and 2012 and the nine months ended September 30, 2013, one retailer accounted for 15% of our revenue.

We rely on contract manufacturers for the production of our cameras and accessories. All of the components that go into the manufacture of our cameras and accessories are sourced from third-party suppliers, and some of these suppliers are the sole source for important components. We utilize third-party logistics providers for product fulfillment.

Key business metrics

In addition to the measures presented in our consolidated financial statements, we use the following key metrics to evaluate our business, measure our performance, develop financial forecasts and make strategic decisions.

	Year ended December 31,			Nine months ended September 30,
(in thousands)	2010	2011	2012	2012	2013

Key business metrics:
Units shipped	351	1,145	2,316	1,310	2,429
Adjusted EBITDA	$12,748	$52,873	$75,288	$47,278	$51,870

•

Units shipped.    Units shipped represents the number of individual packaged camera units that are shipped during a reporting period. We monitor units shipped on a daily basis as it is a key indicator of revenue trends for a reporting period. We use units shipped to help optimize our fulfillment operations and shipment allocations in order to better maintain operating efficiencies and improve customer satisfaction.

•

Adjusted EBITDA.    Adjusted EBITDA is a non-GAAP financial measure that we calculate as net income (loss), adjusted after excluding the impact of: provision (benefit) for income taxes, interest income, interest expense, depreciation and amortization, POP display amortization and stock-based compensation. We use adjusted EBITDA as a key measure to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our business. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. See “Prospectus summary—Summary consolidated financial data—Adjusted EBITDA” for additional information and a reconciliation of net income to adjusted EBITDA.

Factors affecting performance

We believe that our future success will be dependent on many factors, including those further discussed below. While these areas represent opportunities for us, they also represent challenges and risks that we must successfully address in order to continue the growth of our business and improve our results of operations.

•

Investing in research and development.    We believe that our performance is significantly dependent on the investments we make in research and development and that we must continually develop and introduce innovative new products, enhance existing products and effectively stimulate customer demand for existing and future products. If we fail to innovate and enhance our product offerings, our brand, market position and revenue may be adversely affected. Further if our research and development efforts are not successful, we will not recover the investments that we make in this aspect of our business.

•

Investing in sales and marketing.    We intend to continue to invest significant resources in our marketing, advertising and brand management efforts. Sales and marketing investments will often occur in advance of any sales benefits from these activities, and it may be difficult for us to determine if we are efficiently allocating our resources in this area.

•

Leveraging media content.    We expect to increase our investment in the development of the GoPro Network and its related content. We believe we have significant opportunities to establish new revenue streams from these investments. However, we do not have significant experience deriving revenue from the distribution of GoPro content, and we cannot be assured that these investments will result in increased revenue or profitability.

•

Expanding into new vertical markets and growing internationally.    Our long-term growth will depend in part on our continued ability to expand our customer base and increase revenue from international markets. We intend to expand into new vertical markets and to increase our presence globally through the active promotion of our brand, the formation of strategic partnerships, the introduction of new products and the growth of our international sales channel.

•

Seasonality.    Historically, we have experienced the highest levels of revenue in the fourth quarter of the year, coinciding with the holiday shopping season in the United States and Europe. Accordingly, we have historically introduced our newest generation of product offerings just prior to this peak season. Given the significant seasonality of our sales, timely and effective product introductions and forecasting for this season are critical to our operations.

Components of our results of operations and financial condition

Revenue

Our revenue is comprised of product revenue, net of returns and sales incentives:

•

Product revenue.    Product revenue is derived from the sale of our HERO line of cameras and accessories directly to retailers and through GoPro.com, as well as through our network of domestic and international distributors. We recognize revenue when our products are sold to our retailer and distributor customers using the “sell in” method.

•

Returns and sales incentives.    Our standard terms and conditions of sale do not allow for product returns and we generally do not allow product returns other than under warranty. However, we have entered into contracts with certain large retailers and distributors with terms and conditions that allow for limited product returns rights. Upon shipment of our product to customers with such rights, we reduce revenue equal to the estimated future returns related to the current period product revenue. Additionally, we offer price protection discounts to certain customers when new capture devices are released. We record price protection discounts, as a reduction in revenue, based on shipments subject to price protection. Discounts recorded are based on an evaluation of inventory held by the customer at the time the price protection offer is extended.

See “—Critical accounting policies” for a more detailed discussion of our revenue recognition policy.

Cost of revenue

Our cost of revenue is comprised of the following:

•	Manufacturing costs of our products payable to third-party contract manufacturers;

•	third-party logistics costs;

•	costs to procure components directly from our suppliers;

•	inbound and outbound freight costs and duties;

•	costs associated with the repair of products under warranty;

•	write-downs of inventory carrying value to adjust for excess and obsolete inventory and periodic physical inventory counts; and

•

certain allocated costs related to manufacturing management, facilities, information technology support and other expenses associated with internal logistics support, including stock-based compensation.

We outsource our manufacturing, warehouse operations and order fulfillment activities to third parties. Our production costs will vary directly with volume and based on the costs of underlying product components as well as the prices we are able to negotiate with our contract manufacturers. Shipping costs will fluctuate with volume as well as with the method of shipping chosen in order to meet customer demand. As a global company with suppliers centered in Asia and customers located worldwide, we have used, and may in the future use, air shipping to deliver our products directly to retail stores and distribution centers. Air shipping is more costly than sea or ground shipping or other delivery options. We primarily use air shipping to meet the demand of our products during peak shopping seasons and new product launches.

Gross profit and gross profit margin

Our gross profit and gross profit margin have been, and may in the future be, influenced by several factors including: product, channel and geographical revenue mix; changes in production costs related to the release of different camera models; component, contract manufacturing and supplier pricing; and foreign currency exchange. Although we primarily procure and sell our products in U.S. dollars, our suppliers incur many costs, including labor costs, in other currencies. To the extent that exchange rates move unfavorably for our suppliers, they may seek to pass these additional costs on to us, which could have a material impact on our future average selling prices and unit costs. Gross profit and gross profit margin may fluctuate over time based on the factors described above.

Operating expenses

We classify our operating expenses into three categories: research and development, sales and marketing and general and administrative.

•

Research and development.    Research and development expense consists primarily of employee related expenses, which include salaries and stock-based compensation, in addition to costs attributable to product design, test, patent, facilities and information technology. Over time, we expect our research and development expense to increase in absolute dollars as we continue to make significant investments in developing new products, applications, functionality and other offerings. Research and development expense may fluctuate as a percentage of revenue, notably in the fourth quarter of our fiscal year when we have historically experienced our highest levels of revenue.

•

Sales and marketing.    Sales and marketing expense consists primarily of advertising and marketing promotions of our products, including POP display amortization, employee related expenses, which include salaries and stock-based compensation, commissions, trade show and event costs, sponsorship costs, professional services, facilities, information technology and travel. Over time, we expect our sales and marketing expense to increase in absolute dollars as we continue to actively promote our products. Sales and marketing expense may fluctuate as a percentage of revenue, notably in the fourth quarter of our fiscal year when we have historically experienced our highest levels of revenue.

•

General and administrative.    General and administrative expense consists of employee related expenses, which include salaries and stock-based compensation, as well as the costs of professional services, facilities, information technology and other administrative expenses. We expect our general and administrative expense to increase in absolute dollars following the completion of this offering due to the anticipated growth of our business and related infrastructure as well as accounting, insurance, investor relations and other costs associated with becoming a public company. General and administrative expense may fluctuate as a percentage of revenue, notably in the fourth quarter of our fiscal year when we have historically experienced our highest levels of revenue.

Other income (expense), net

Other income (expense), net consists of interest expense associated with our debt financing arrangements and sales of accounts receivable, amortization of debt issuance costs, interest income earned on our cash balances, foreign currency exchange gains (losses) related to the remeasurement of certain assets and liabilities of our foreign subsidiaries that are denominated in currencies other than the functional currency of the subsidiary and foreign exchange transactions gains and losses. We do not utilize derivatives to hedge our foreign exchange risk as we believe the risk to be immaterial to our results of operations.

Income tax expense

We are subject to income taxes in the United States and foreign jurisdictions in which we do business. These foreign jurisdictions have statutory tax rates different from those in the United States. Additionally, certain of our international earnings are also taxable in the United States. Accordingly, our effective tax rates will vary depending on the relative proportion of foreign to U.S. income, the absorption of foreign tax credits, changes in the valuation of our deferred tax assets and liabilities and changes in tax laws. We regularly assess the likelihood of adverse outcomes resulting from the examination of our tax returns by the U.S. Internal Revenue Service, or IRS, and other tax authorities to determine the adequacy of our income tax reserves and expense. Should actual events or results differ from our current expectations, charges or credits to our income tax expense may become necessary. Any such adjustments could have a significant impact on our results of operations.

Statements of operations

The following table sets forth the components of our consolidated statements of operations for each of the periods presented:

	Year ended December 31,			Nine months ended September 30,
(in thousands)	2010	2011	2012	2012	2013

Revenue	$64,464	$234,238	$526,016	$291,987	$624,489
Cost of revenue(1)	31,719	111,683	298,530	148,890	414,005

Gross profit	32,745	122,555	227,486	143,097	210,484

Operating expenses:
Research and development(1)	1,394	8,644	36,115	23,825	48,286
Sales and marketing(1)	13,177	62,265	113,682	70,490	109,441
General and administrative(1)	6,317	12,867	24,072	15,634	24,629

Total operating expenses	20,888	83,776	173,869	109,949	182,356

Operating income	11,857	38,779	53,617	33,148	28,128
Other income (expense), net	(29)	12	(407)	(183)	(5,150)

Income before income taxes	11,828	38,791	53,210	32,965	22,978
Income tax expense	248	14,179	20,948	12,404	6,129

Net income	$11,580	$24,612	$32,262	$20,561	$16,849

(1) Includes stock-based compensation expense as follows:
Cost of revenue	$10	$122	$333	$223	$530
Research and development	73	261	1,452	763	1,737
Sales and marketing	323	7,690	6,335	3,545	4,077
General and administrative	268	902	1,036	289	1,003

Total stock-based compensation expense	$674	$8,975	$9,156	$4,820	$7,347

The following table sets forth the components of our consolidated statements of operations for each of the periods presented as a percentage of revenue:

	Year ended December 31,			Nine months ended September 30,
	2010	2011	2012	2012	2013

Revenue	100%	100%	100%	100%	100%
Cost of revenue	49%	48%	57%	51%	66%

Gross profit	51%	52%	43%	49%	34%

Operating expenses:
Research and development	2%	4%	7%	8%	8%
Sales and marketing	20%	27%	22%	24%	18%
General and administrative	11%	4%	4%	6%	3%

Total operating expenses	33%	35%	33%	38%	29%

Operating income	18%	17%	10%	11%	5%
Other income (expense), net	—	—	—	—	(1)%

Income before income taxes	18%	17%	10%	11%	4%
Income tax expense	0%	6%	4%	4%	1%

Net income	18%	11%	6%	7%	3%

Comparison of nine months ended September 30, 2012 and 2013

Revenue

	Nine months ended September 30,		Change
(dollars in thousands)	2012	2013	$	%

Revenue	$291,987	$624,489	$332,502	114%

Revenue for the nine months ended September 30, 2013 increased 114% to $624.5 million from $292.0 million for the nine months ended September 30, 2012. Units shipped in the nine months ended September 30, 2013 increased 85% to 2.4 million from 1.3 million in the nine months ended September 30, 2012, primarily due to the launch of our HERO3 products in the fourth quarter of 2012. Further contributing to the increase in revenue for the nine months ended September 30, 2013 was a 26% increase in the average selling price of units shipped. The increase in average selling price from the nine months ended September 30, 2012 to the nine months ended September 30, 2013 was primarily driven by a shift in product mix to the HERO3 Black capture device, which has a higher price point compared to our HERO2 capture device. Partially offsetting the increase in revenue was a decrease in revenue related to our HERO2 capture device in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. Our revenue grew in each of our primary geographical regions of the Americas, Asia Pacific and EMEA (Europe, the Middle East and Africa).

Cost of revenue, gross profit and gross profit margin

	Nine months ended September 30,		Change
(dollars in thousands)	2012	2013	$	%

Cost of revenue	$148,890	$414,005	$265,115	178%
Gross profit	$143,097	$210,484	$67,387	47%
Gross profit margin	49%	34%

Gross profit margin decreased to 34% for the nine months ended September 30, 2013 from 49% for the nine months ended September 30, 2012, primarily due to a lower gross profit from our HERO3 capture devices. Although the average selling price of units shipped increased, gross profit with respect to units shipped declined, due to higher production costs associated with additional features and functionality included in our HERO3 capture devices and, to a lesser extent, excess inventory purchase commitments and an increase in warranty, freight and shipping costs. We expect gross profit and gross profit margin to fluctuate over time based on product mix, changes in production costs related to the release of different capture device models and changes in average selling price.

Operating expenses

	Nine months ended September 30,		Change
(dollars in thousands)	2012	2013	$	%

Research and development	$23,825	$48,286	$24,461	103%
Sales and marketing	70,490	109,441	38,951	55%
General and administrative	15,634	24,629	8,995	58%

Total operating expenses	$109,949	$182,356	$72,407	66%

Research and development expense increased $24.5 million, or 103%, for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012, due primarily to a $13.8 million increase in personnel related costs associated with an increase in headcount of 92 employees to support our broadened product portfolio and roadmap, a $7.7 million increase in facility and information technology support costs associated with an expansion of our corporate offices and a $1.9 million increase in consulting and outside professional service costs.

Sales and marketing expense increased $39.0 million, or 55%, for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012, due primarily to a $21.8 million increase in advertising and promotional activities, a $6.8 million increase in personnel related costs associated with an increase in headcount of 83 employees, a $4.8 million increase in facility and information technology support costs associated with an expansion of our corporate offices, a $3.1 million increase in consulting and outside professional services costs and a $1.4 million increase in sales commissions.

General and administrative expense increased $9.0 million, or 58%, for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012, due primarily to a $3.3 million increase in personnel related costs associated with an increase in headcount of 55 employees, a $2.8 million increase in professional, consulting and temporary services to support our overall growth and a $2.1 million increase in facility and information technology support costs associated with an expansion of our corporate offices.

Other income (expenses), net

	Nine months ended September 30,		Change
(dollars in thousands)	2012	2013	$	%

Interest expense	$(182)	$(4,130)	$(3,948)	2,169%
Interest income	40	2	(38)	(95)%
Other expense	—	(779)	(779)	100%
Realized foreign exchange loss, net	(41)	(243)	(202)	493%

Total other income (expense), net	$(183)	$(5,150)	$(4,967)	2,714%

Interest expense for the nine months ended September 30, 2013 was $4.1 million compared to $182,000 for the nine months ended September 30, 2012, primarily due to increased debt balances under our credit facility. Other expense in the nine months ended September 30, 2013 consisted primarily of banking and commission fees related to our credit facility. See “Liquidity and capital resources—Credit facility” for further details.

Income tax expense

	Nine months ended September 30,		Change
(dollars in thousands)	2012	2013	$	%

Income tax expense	$12,404	$6,129	$(6,275)	(51)%
Effective tax rate	37.6%	26.7%

Income tax expense for the nine months ended September 30, 2013 was $6.1 million compared to $12.4 million for the nine months ended September 30, 2012. Our effective income tax rate was 26.7% for the nine months ended September 30, 2013 compared to 37.6% for the nine months ended September 30, 2012. Our effective tax rate for the nine months ended September 30, 2013 was lower than for the nine months ended September 30, 2012 and the federal statutory rate of 35% primarily due to the expansion of our operations into international jurisdictions that have lower overall statutory tax rates and the extension of our 2012 federal research credit in the nine months ended September 30, 2013 of $0.7 million.

Comparison of years ended December 31, 2010, 2011 and 2012

Revenue

	Year ended December 31,			Change 2011 vs. 2010		Change 2012 vs. 2011
(dollars in thousands)	2010	2011	2012	$	%	$	%

Revenue	$64,464	$234,238	$526,016	$169,774	263%	$291,778	125%

2012 compared to 2011

Revenue for 2012 increased 125% to $526.0 million from $234.2 million for 2011. Units shipped in 2012 increased 102% to 2.3 million units from 1.1 million in 2011 primarily due to an increase in demand for our HERO2 capture devices released in the fourth quarter of 2011 and our HERO3 capture devices released in the fourth quarter of 2012. Further contributing to the increase in revenue was a 14% increase in our average selling price of units shipped for 2012 compared to 2011 due to higher average selling price for our HERO3 capture devices. Our revenue grew in each of our primary geographic regions.

2011 compared to 2010

Revenue for 2011 increased 263% to $234.2 million from $64.5 million for 2010. Units shipped in 2011 increased 226% to 1.1 million units from 0.4 million in 2010 primarily due to increased demand for our HD HERO capture devices, and our HERO2 capture devices released in the fourth quarter of 2011. Further contributing to the increase in revenue was a 4% increase in the average selling price for our units shipped when compared to 2010, primarily due to higher average selling prices of our HERO2 capture devices. Our revenue grew in each of our primary geographic regions.

Cost of revenue, gross profit and gross profit margin

	Year ended December 31,			Change 2011 vs. 2010		Change 2012 vs. 2011
(dollars in thousands)	2010	2011	2012	$	%	$	%

Cost of revenue	$31,719	$111,683	$298,530	$79,964	252%	$186,847	167%
Gross profit	$32,745	$122,555	$227,486	$89,810	274%	$104,931	86%
Gross profit margin	51%	52%	43%

2012 compared to 2011

Gross profit margin decreased to 43% in 2012 from 52% in 2011, primarily due to higher production costs associated with additional features and functionality included in our HERO3 capture devices launched in the fourth quarter of 2012.

2011 compared to 2010

Gross profit margin increased to 52% in 2011 from 51% in 2010 primarily due to higher product contribution margins realized on the HERO2 capture devices which have higher average selling prices as compared to our HD HERO capture devices.

Operating expenses

	Year ended December 31,			Change 2011 vs. 2010		Change 2012 vs. 2011
(dollars in thousands)	2010	2011	2012	$	%	$	%

Research and development	$1,394	$8,644	$36,115	$7,250	520%	$27,471	318%
Sales and marketing	13,177	62,265	113,682	49,088	373%	51,417	83%
General and administrative	6,317	12,867	24,072	6,550	104%	11,205	87%

Total operating expenses	$20,888	$83,776	$173,869	$62,888	301%	$90,093	108%

2012 compared to 2011

Research and development expense increased $27.5 million, or 318%, for 2012 compared to 2011, primarily due to a $11.3 million increase in personnel related costs associated with an increase in headcount of 87 employees, an $8.2 million increase in consulting and outside professional services, a $5.0 million increase in facility and information technology support costs associated with an expansion of our corporate offices and a $1.8 million increase in prototype material costs.

Sales and marketing expense increased $51.4 million, or 83%, for 2012 compared to 2011, primarily due to a $33.4 million increase in advertising and promotional activities to increase brand awareness, a $11.8 million increase in personnel related costs associated with an increase in headcount of 61 employees and a $5.8 million increase in consulting and outside professional service costs, largely in connection with marketing and customer support activities. We also increased our facility and information technology support costs associated with an expansion of our corporate offices by $5.6 million. Selling expense, which principally consists of internal and external sales commissions, increased $4.1 million while travel costs increased by $3.0 million from 2011. Partially offsetting these increases in 2012 was a $13.0 million charge included in sales and marketing expense for 2011 related to an agreement between our Chief Executive Officer and an employee, to share proceeds from a sale of equity securities. See “Certain relationships and related person transactions—Share of proceeds from sale of equity securities” for further description of this transaction.

General and administrative expense increased $11.2 million, or 87%, for 2012 compared to 2011, due primarily to a $4.1 million increase in consulting and outside professional service costs to support our growth, a $2.5 million increase in personnel related costs associated with an increase in headcount of 29 employees and a $2.8 million increase in facility and information technology support costs associated with an expansion of our corporate offices.

2011 compared to 2010

Research and development expense increased $7.3 million, or 520%, for 2011 compared to 2010, due primarily to a $4.3 million increase in personnel related costs associated with an increase in headcount of 32 employees, a $2.0 million increase in prototype material costs and a $0.7 million increase in facility and information technology infrastructure costs.

Sales and marketing expense increased $49.1 million, or 373%, for 2011 compared to 2010, due primarily to a $23.9 million increase in advertising and promotional activities to increase brand awareness, a $4.3 million increase in personnel related costs associated with an increase in headcount of 33 employees, a $3.3 million increase in selling expense, principally consisting of internal and external sales commissions and a $1.7 million increase in consulting and outside professional service costs related to customer support activities. Sales and marketing expense in 2011 further increased due to a $13.0 million charge related to an agreement between our Chief Executive Officer and an employee to share proceeds from a sale of equity securities. See “Certain relationships and related person transactions—Share of proceeds from sale of equity securities” for further description of this transaction.

General and administrative expense increased $6.6 million, or 104%, for 2011 compared to 2010, due primarily to a $3.5 million increase in consulting and professional services, a $1.7 million increase in personnel related costs associated with an increase in headcount of 18 employees and a $0.9 million increase in facility and information technology infrastructure support costs. We incurred these increased costs to support the growth of the organization.

Other income (expense), net

	Year ended December 31,			Change 2011 vs. 2010		Change 2012 vs. 2011
(dollars in thousands)	2010	2011	2012	$	%	$	%

Interest expense	$(30)	$(32)	$(392)	$(2)	7%	$(360)	1,125%
Interest income	1	44	46	43	4,300%	2	5%
Realized foreign exchange loss, net	—	—	(61)	—	—	(61)	100%

Total other income (expense), net	$(29)	$12	$(407)	$41	(141)%	$(419)	(3,492)%

2012 compared to 2011

Other income (expense), net, was ($0.4 million) for 2012 compared to $12,000 in 2011. The increase in net expense was primarily due to interest expense associated with our credit facility entered into in December 2012.

2011 compared to 2010

Other income (expense), net, was $12,000 for 2011 compared to ($29,000) in 2010. The increase in other income, net, was primarily due to interest income earned on our cash balances.

Income tax expense

	Year ended December 31,			Change 2011 vs. 2010		Change 2012 vs. 2011
(dollars in thousands)	2010	2011	2012	$	%	$	%

Income tax expense	$248	$14,179	$20,948	$13,931	5,617%	$6,769	48%
Effective tax rate	2.1%	36.6%	39.4%

2012 compared to 2011

Our income tax expense was $20.9 million for 2012 compared to $14.2 million for 2011. Our effective income tax rate was 39.4% for December 31, 2012 compared to 36.6% in 2011. Our effective tax rate increased in 2012 compared to 2011 primarily due to tax benefits related to our S corporation status during the first two months of 2011.

2011 compared to 2010

Our income tax expense was $14.2 million for 2011 compared to $0.2 million for 2010. Our effective income tax rate was 36.6% for the 2011 compared to 2.1% in 2010. Our effective tax rate increase in 2011 was primarily due to our C corporation conversion.

Backlog

We do not believe that our backlog is meaningful as of any particular date or indicative of future sales, as our customers can change or cancel orders with limited or no penalty and limited advance notice prior to shipment.

Unaudited quarterly results of operations

The following table sets forth our unaudited quarterly consolidated results of operations for each of the seven quarterly periods ended September 30, 2013. These unaudited quarterly results of operations have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, reflect all normal recurring adjustments necessary for the fair statement of the results of operations for these periods. You should read the following tables in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for a full year or any future periods.

	Three months ended
(in thousands)	March 31, 2012	June 30, 2012	Sept. 30, 2012(2)	Dec. 31, 2012(3)	March 31, 2013	June 30, 2013	Sept. 30, 2013

Consolidated statement of operations data:
Revenue	$87,642	$122,290	$82,055	$234,029	$255,109	$177,171	$192,209
Cost of revenue(1)	43,463	58,847	46,580	149,640	165,628	120,243	128,134

Gross profit	44,179	63,443	35,475	84,389	89,481	56,928	64,075

Operating expenses:
Research and development(1)	5,567	7,329	10,929	12,290	12,012	16,687	19,587
Sales and marketing(1)	20,870	23,349	26,271	43,192	34,407	38,257	36,777
General and administrative(1)	4,378	5,754	5,502	8,438	8,306	7,940	8,383

Total operating expenses	30,815	36,432	42,702	63,920	54,725	62,884	64,747

Operating income (loss)	13,364	27,011	(7,227)	20,469	34,756	(5,956)	(672)
Other income (expense), net	(32)	(83)	(68)	(224)	(1,694)	(1,697)	(1,759)

Income (loss) before income taxes	13,332	26,928	(7,295)	20,245	33,062	(7,653)	(2,431)
Income tax (benefit) expense	5,293	11,697	(4,586)	8,544	10,027	(2,568)	(1,330)

Net income (loss)	$8,039	$15,231	$(2,709)	$11,701	$23,035	$(5,085)	$(1,101)

(1) Includes stock-based compensation expense as follows:
Cost of revenue	$67	$73	$83	$110	$220	$157	$153
Research and development	213	212	338	689	441	556	740
Sales and marketing	745	920	1,880	2,790	1,204	1,454	1,419
General and administrative	81	93	115	747	230	365	408

Total stock-based compensation expense	$1,106	$1,298	$2,416	$4,336	$2,095	$2,532	$2,720

(2)	Includes a charge of $1.0 million related to the modification of stock options, which was recorded to sales and marketing expense.

(3)	Includes compensation costs of $2.6 million recognized upon a sale of shares from several employees to the Chief Executive Officer, of which $0.3 million was recorded to research and development, $1.7 million was recorded to sales and marketing and $0.6 million was recorded to general and administrative expense.

The following table sets forth the components of our unaudited consolidated statements of operations for each of the periods presented as a percentage of revenue:

	Three months ended
(percentage of revenue)	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	March 31, 2013	June 30, 2013	Sept. 30, 2013

Revenue	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	50%	48%	57%	64%	65%	68%	67%

Gross profit	50%	52%	43%	36%	35%	32%	33%

Operating expenses:
Research and development	6%	6%	13%	5%	5%	9%	10%
Sales and marketing	24%	19%	32%	18%	13%	22%	19%
General and administrative	5%	5%	7%	4%	3%	4%	4%

Total operating expenses	35%	30%	52%	27%	21%	35%	33%

Operating income (loss)	15%	22%	(9)%	9%	14%	(3)%	0%
Other income (expense), net	—%	—%	—%	—%	(1)%	(1)%	(1)%

Income (loss) before income taxes	15%	22%	(9)%	9%	13%	(4)%	(1)%
Income tax expense	6%	10%	(6)%	4%	4%	(1)%	0%

Net income (loss)	9%	12%	(3)%	5%	9%	(3)%	(1)%

Quarterly trends

Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, including seasonal factors and economic cycles that influence consumer retail product purchase trends.

Generally, we have experienced the highest levels of revenue in the fourth quarter of the year, which coincides with the winter holiday shopping season in the United States and Europe and the period in which we have historically introduced the newest generation of our product offerings. Revenue in the first quarter of 2013 was greater than the fourth quarter of 2012 due to the delay in the introduction of our HERO3 Black edition capture device in the fourth quarter of 2012.

Cost of revenue as a percentage of revenue for each of the quarters in 2012 increased primarily due to higher production costs associated with our HERO2 capture devices and the launch of our HERO3 capture devices in the fourth quarter of 2012. Cost of revenue as a percentage of revenue for each of the quarters in the nine months ended September 30, 2013 increased primarily due to a lower gross profit from our HERO3 capture devices.

Operating expense increased for the quarterly periods presented due primarily to increased personnel related expenses, advertising and promotional expenses and corporate infrastructure costs to support the growth of the company. For the three months ended December 31, 2012, sales and marketing expense reflected advertising and promotional activities to increase awareness of the GoPro brand and our product offerings associated with the launch of our HERO3 capture devices.

Our business is both positively and negatively affected by the behavior of consumers, economic conditions, competitive pressures and our operational decisions and related timelines, which includes the release of newer generations of our product offerings. Consequently, the results of any prior quarterly or annual periods should not be relied upon as indications of our future operating performance.

The following table sets forth the key business metrics for each of the periods presented:

	Three months ended
(in thousands)	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	March 31, 2013	June 30, 2013	Sept. 30, 2013

Adjusted EBITDA(1)	$17,353	$32,469	$(2,544)	$28,010	$40,923	$2,341	$8,606
Units shipped	425	549	335	1,007	954	653	822

(1)	The following is a reconciliation of adjusted EBITDA.

	Three months ended
(in thousands)	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	March 31, 2013	June 30, 2013	Sept. 30, 2013

Net income (loss)	$8,039	$15,231	$(2,709)	$11,701	$23,035	$(5,085)	$(1,101)
Income tax (benefit) expense	5,293	11,697	(4,586)	8,544	10,027	(2,568)	(1,330)
Interest income and expense	32	67	43	204	1,332	1,369	1,428
Depreciation and amortization	545	699	1,136	1,595	2,209	3,207	3,092
POP display amortization	2,338	3,477	1,156	1,630	2,225	2,886	3,797
Stock-based compensation	1,106	1,298	2,416	4,336	2,095	2,532	2,720

Adjusted EBITDA	$17,353	$32,469	$(2,544)	$28,010	$40,923	$2,341	$8,606

Liquidity and capital resources

	December 31,		September 30,
(in thousands)	2011	2012	2013

Cash	$29,098	$36,485	$47,629

As of September 30, 2013, our principal sources of liquidity were our cash balances totaling $47.6 million and $10.0 million available under our credit facility. Our operations have been financed primarily through cash flow from operating activities, the private sale of equity securities, and short- and long-term borrowings. Since inception, we have raised $20.0 million in equity capital and at September 30, 2013 had $135.5 million of principal amount of indebtedness outstanding.

We believe our existing cash balances, cash flow from operations and liquidity available from our credit facility will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months and the foreseeable future. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenue growth, the timing and extent of spending on research and development efforts and other business initiatives, the expansion of sales and marketing activities, the timing of new product introductions, market acceptance of our products and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. In the event additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all.

Credit facility

On December 21, 2012, in order to effect a dividend to our stockholders, we entered into a $170.0 million credit facility consisting of a $120.0 million three-year term loan facility, or term loan, and a $50.0 million four-year revolving credit facility, or our revolving credit facility. At the closing of our credit facility, the entire amount of the term loan and $10.0 million of our revolving credit facility were drawn down,and $20.0 million was committed to a standby letter of credit. We received net proceeds of $127.6 million, net of $2.4 million of debt issuance and lender costs. The debt issuance and lender costs allocated to the term loan are being amortized to interest expense over the contractual term of our term loan using the effective interest method. Costs allocated to our revolving credit facility are deferred and amortized using the straight-line method over the four-year contractual term of our revolving credit facility. Borrowings under our credit facility are collateralized by substantially all of our assets and are subject to customary representations, warranties and covenants. Proceeds from this offering will be utilized to fully pay off outstanding balances under our term loan.

Our $120.0 million term loan has scheduled quarterly principal repayments, due on the last day of each quarter, of $1.5 million per quarter in 2013, $3.0 million per quarter in 2014 and $6.0 million per quarter for the first three quarters of 2015 with the balance of $84.0 million due on December 21, 2015. Our $50.0 million revolving credit facility matures on December 21, 2016, and we can repay and re-borrow principal amounts under and during the term of our revolving credit facility. Of the $50.0 million available under our revolving credit facility, as of September 30, 2013, $20.0 million is committed to a standby letter of credit, and $20.0 million was outstanding.

Borrowings under the credit facility bear interest at a rate per annum equal to an applicable margin plus, at our option, either: (i) a base rate determined by reference to the highest of: (a) a rate of interest publicly announced by JPMorgan Chase Bank, N.A. as its prime rate; (b) 0.5% per annum above the federal funds effective rate; and (c) the LIBOR rate for an interest period of one month plus 1.00%; or (ii) a LIBOR rate determined by reference to the costs of funds for Eurodollar deposits for the interest period relevant to such borrowing adjusted for certain reserve requirements. The applicable margin for borrowings ranges from 3.00% to 3.75% with respect to base rate loans and from 2.00% to 2.75% with respect to LIBOR rate loans, in each case, based on our consolidated leverage ratio. As of September 30, 2013, the interest rates on our term loan and revolving credit facility were 3.19% and 3.06%, respectively.

Our short term liquidity could be impacted in part by our ability to maintain compliance with covenants in the credit agreement. The agreement contains an acceleration clause for certain events related to our creditworthiness, including, among other things, our failure to maintain a financial leverage ratio below certain thresholds specified in the agreement and maintain a consolidated interest coverage ratio. As of December 30, 2012 and September 30, 2013, we were in compliance with all financial covenants.

The following table sets forth the major components of our consolidated statements of cash flows data for the periods presented:

	Year ended December 31,			Nine months ended September 30,
(in thousands)	2010	2011	2012	2012	2013

Net cash provided by operating activities	$5,644	$15,229	$8,366	$34,932	$20,147
Net cash used for investing activities	(608)	(9,909)	(17,795)	(10,802)	(14,578)
Net cash provided by (used for) financing activities	(3,684)	20,343	16,816	450	5,575

Net increase in cash	$1,352	$25,663	$7,387	$24,580	$11,144

Cash flows from operating activities

Cash flows from operating activities consist of net income adjusted for certain non-cash items, including depreciation and amortization, deferred income taxes, stock-based compensation expense and excess tax benefits from stock-based compensation, as well as the effect of changes in working capital and other activities.

Cash provided by operating activities of $20.1 million in the nine months ended September 30, 2013, decreased from $34.9 million cash provided by operating activities in the nine months ended September 30, 2012, due to a $21.9 million decrease in cash related to changes in operating assets and liabilities, a $3.7 million decrease in net income partially offset by a $10.8 million increase in non-cash expense items, primarily consisting of depreciation and amortization, stock-based compensation expense, inventory- related write-offs and deferred taxes. Changes in cash flows related to operating assets and liabilities primarily consisted of a $36.1 million decrease in cash due to increased inventory purchases in preparation of the launch of our HERO 3+ capture devices, partially offset by a $10.1 million increase in cash due to timing of accounts receivable collections and the factoring of certain receivables in the nine months ended September 30, 2013.

Cash provided by operating activities of $8.4 million for 2012 decreased from $15.2 million in 2011. The decrease in cash provided by operating activities resulted from a $19.5 million decrease in cash related to changes in operating assets and liabilities partially offset by increases in net income of $7.7 million and non-cash expense items of $5.0 million, primarily consisting of depreciation and amortization, stock-based compensation expense, inventory-related write-offs and deferred taxes. Changes in cash flows related to operating assets and liabilities primarily consisted of a $33.9 million decrease in cash due to timing of accounts receivable collections and a $31.0 million decrease in cash due to increased inventory purchases to meet the growing demand for our products. These were partially offset by a $42.9 million increase in cash due to the timing of payments associated with our accounts payable and accrued expenses related to inventory purchases and a $2.7 million increase in deferred revenue.

Cash provided by operating activities of $15.2 million in 2011 increased from $5.6 million in 2010. The increase in cash provided by operating activities resulted from increases in net income of $13.0 million and non-cash items of $3.6 million, which was partially offset by a $7.0 million decrease in cash related to changes in operating assets and liabilities. Increase in non-cash expense items consisted primarily of stock-based compensation, depreciation and amortization and provision for inventory obsolescence. Changes in cash flows from operating assets and liabilities primarily consisted of a $13.4 million decrease in cash due to timing of accounts receivable collections, a $6.6 million decrease in cash due to increased expenditures of prepaids and other assets and a $7.4 million decrease in cash due to increased inventory purchases to meet the growing demand for our products. This was partially offset by a $19.4 million increase in cash due to the timing of payments of accounts payable and accrued expenses.

Cash flows from investing activities

Cash used in investing activities of $14.6 million in the nine months ended September 30, 2013 increased $3.8 million from cash used for investing activities of $10.8 million in the nine months ended September 30, 2012. The increase was primarily due to purchases of property and equipment.

Cash used in investing activities of $17.8 million in 2012 increased $7.9 million from cash used for investing activities of $9.9 million in 2011. This increase was comprised of increases in purchases of property and equipment of $15.8 million offset by a reduction in acquisition spending of $8.0 million.

Cash used in investing activities of $9.9 million in 2011 increased $9.3 million from cash used for investing activities of $0.6 million in 2010. The increase was comprised of increases in purchases of property and equipment of $1.3 million and acquisition spending of $8.0 million.

Cash flows from financing activities

Our financing activities provided cash of $5.6 million in the nine months ended September 30, 2013. Cash flow provided by financing activities in the nine months ended September 30, 2013 consisted primarily of borrowings under the revolving credit facility of $10.0 million, partially offset by a $4.5 million principal repayment on the term loan.

Our financing activities provided cash of $0.5 million in the nine months ended September 30, 2012. Cash flow provided by financing activities in the nine months ended September 30, 2012 consisted primarily of proceeds from the issuance of common stock upon exercise of stock options of $0.9 million, partially offset by repayment of $0.4 million of notes payable.

Our financing activities provided cash of $16.8 million during 2012. Cash flow provided by financing activities consisted primarily of the issuance of an aggregate of $137.6 million of long-term and revolving credit facility (net of issuance costs), a tax benefit of $4.2 million upon exercise of non-qualified stock options and proceeds from the issuance of common stock upon exercise of stock options of $2.8 million. These were partially offset by a cash dividend of $117.4 million and repayment of $10.4 million of indebtedness under our revolving credit facility and notes payable.

Our financing activities provided net cash of $20.3 million during 2011. Cash flow provided by financing activities consisted primarily of issuance of preferred stock of $19.7 million, and a stockholder cash contribution of $6.1 million, partially offset by cash distributions of $5.1 million to stockholders to cover income taxes arising from S corporation earnings.

Our financing activities used net cash of $3.7 million during 2010, consisting primarily of cash distributions of $3.6 million to stockholders to cover income taxes arising from S corporation earnings.

Contractual obligations

The following table summarizes our contractual obligations as of December 31, 2012.

(in thousands)	Total	1 Year (fiscal 2013)	2-3 Years (fiscal 2014 and 2015)	4-5 Years (fiscal 2016 and 2017)	More than 5 years (beyond fiscal 2017)

Term loan principal and interest(1)	$130,290	$9,675	$120,615	$—	$—
Revolving credit facility(1)	10,281	10,281	—	—	—
Operating leases(2)	20,314	3,031	6,649	6,756	3,878
Sponsorship commitments(3)	29,118	10,391	18,727	—	—
Capital equipment purchase commitments(4)	5,321	5,321	—	—	—

Total contractual cash obligations	$195,324	$38,699	$145,991	$6,756	$3,878

(1)	In December 2012, we entered into a $120.0 million three-year term loan facility and drew down $10.0 million under our revolving credit facility. See Note 9 of our consolidated financial statements included elsewhere in this prospectus. Interest payments were calculated using the applicable rate as of December 31, 2012.

(2)	We lease our facilities under long-term operating leases, which expire at various dates through February 2019. Our lease agreements frequently include leasehold improvement incentives, escalating lease payments, renewal provisions and other provisions which require us to pay taxes, insurance, maintenance costs or defined rent increases.

(3)	We sponsor sporting events and athletes in the marketing of our products. In many cases, we enter into multi-year agreements with event organizers and athletes.

(4)	We enter into contracts to acquire equipment for tooling and molds as part of our manufacturing operations.

As of September 30, 2013, we expanded the leased space in our corporate offices by amending our existing lease agreement which increased our operating lease obligations to $33.7 million. Our sponsorship commitments increased to $32.0 million as of September 30, 2013. In August 2013, we entered into a license agreement, which gave us the rights during the agreement term to season tickets for a National Football League team, resulting in total principal and interest payments of $4.9 million. Additionally, we purchased software licenses and engaged outside consultants to assist with upgrading or implementing our financial and IT systems, which increased our contractual commitments by $4.4 million from December 31, 2012 to September 30, 2013. Capital equipment purchase commitments increased to $43.2 million as of September 30, 2013 as we acquired additional equipment to support our manufacturing operations.

We subcontract with other companies to manufacture our products. During the normal course of business, we and our contract manufacturers procure components based upon a forecasted production plan. If we cancel all or part of the orders, we may be liable to our suppliers and contract manufacturers for the cost of the unutilized component orders or components purchased by our contract manufactures. Our consolidated financial position and results of operations could be negatively impacted if we are required to compensate our suppliers or contract manufacturers for any liabilities incurred due to these purchase contract commitments.

The table above excludes the liability for uncertain tax positions of $3.6 million as of December 31, 2012, due to the uncertainty of when the related tax settlements will become due. As of September 30, 2013, the liability for uncertain tax positions was $4.9 million.

Sale of receivables

During the nine months ended September 30, 2013, we sold accounts receivable, without recourse, of $14.0 million from a retail customer to a third-party banking institution. Factoring fees of $0.1 million for the nine months ended September 30, 2013 related to this sale were included in interest expense.

Off-balance sheet arrangements

During the periods presented, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical accounting policies

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that can significantly impact the amounts we report as assets, liabilities, revenue, costs and expenses and the related disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. Our actual results could differ significantly from these estimates under different assumptions and conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance as these policies involve a greater degree of judgment and complexity.

Revenue recognition

Revenue is derived from the sale of our capture devices, as well as the related implied post contract support, or PCS. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. Evidence of an arrangement consists of an order from our retailers, online customers or distributors. We consider delivery to have occurred once title and risk of loss has been transferred. Customer deposits are included in accrued liabilities on the Consolidated Balance Sheets and are recognized as revenue when all the criteria for recognition of revenue are met.

Our standard terms and conditions of sale do not allow for product returns other than under warranty. However, we grant limited rights to return product for certain large retailers and distributors. Estimates of expected future product returns are recognized at the time of sale based on analyses of historical return trends by customer class. Upon recognition, we reduce revenue and cost of sales for the estimated returns. Return trends are influenced by product life cycle status, new product introductions, market acceptance of products, sales levels, product sell-through, the type of customer, seasonality, product quality issues, operational policies and procedures and other factors. Return rates can fluctuate over time, but are sufficiently predictable to allow us to estimate expected future product returns. Actual returns in any future period could differ from our estimates, which could impact the revenue that we report.

For customers who purchase products directly from our website, transfer of risk of loss is determined to be upon delivery to the customer’s address. We defer those sales made to customers who purchase products from our website in the last four days of the reporting period for which we estimate delivery to occur in the following period. We use estimates to determine when shipments are delivered based on third-party metrics for average transit time. Additionally, we provide a 30-day money back guarantee for web-based sales for which we reduce revenue by an estimate of potential future product returns related to the web-based sales, based on analyses of historical return trends and seasonality. Estimates for web-based sale returns and estimates to derive web sale shipment delivery dates may differ from actual results.

Our products include multiple elements. We have determined our multiple element arrangements generally include two separate units of accounting: The first element is the hardware component (camera and accessories) and the embedded firmware essential to the functionality of the camera delivered at the time of sale. The second element is the implied right for the customer to receive PCS included with the purchase of our products. PCS includes the right to receive, on a when and if available basis, future unspecified firmware upgrades and features as well as bug fixes, email and telephone support.

We account for each element separately and allocate fees from the arrangement based on the relative selling price of each element. Revenue allocated to an undelivered element is recognized over an estimated service period. We recognize revenue for delivered elements only when all contractual obligations have been completed.

We use best estimate of the selling price, or BESP, to determine allocation of revenue. BESP reflects our best estimates of what the selling prices of elements would be if they were sold regularly on a stand-alone basis. We believe that BESP is the most appropriate methodology for determining the allocation of revenue for multiple element arrangements.

We have allocated revenue between our multiple elements using the relative selling price method which is based on the BESP for all deliverables. Revenue allocated to the delivered hardware and the related essential software is recognized at the time of sale provided the conditions for recognition of revenue have been met. Revenue allocated to PCS is deferred and recognized on a straight-line basis over the estimated term of the support period, which is estimated to be one year based on historical experience. At December 31, 2011, 2012 and September 30, 2013, deferred implied PCS revenue was $2.2 million, $3.8 million and $5.1 million, respectively.

Sales incentives

We offer sales incentives through various programs, consisting primarily of cooperative advertising and marketing development fund programs. We record cooperative advertising and marketing development fund programs with customers as a reduction to revenue unless we receive an identifiable benefit in exchange for credits claimed by the customer and can reasonably estimate the fair value of the identifiable benefit received, in which case we will record it as a marketing expense. In addition, we offer price protection discounts to certain customers when new capture device models are released and the customer has remaining inventory of the older models. We estimate price protection discounts, which are recorded as a reduction of revenue, by evaluating inventory held by the customer subject to price protection. We record reductions to revenue for sales incentives when the related revenue is recognized.

Inventories

Inventories consist of finished goods and component parts, which are purchased from contract manufacturers. Inventories are stated at the lower of average cost or market on a first-in, first-out basis. Our assessment of market value requires the use of estimates regarding the net realizable value of our inventory balances, including an assessment of excess or obsolete inventories. We determine excess and obsolete inventories based on an estimate of the future demand for our products within a specified time horizon, generally 12 months. The estimates used for future demand are also used for near-term capacity planning and inventory purchases and are consistent with revenue forecast assumptions. If our demand forecast is greater than actual demand, we may be required to record an excess inventory charge, which would decrease gross profit. Any write-downs taken establish a new cost basis for the underlying inventory. For all periods presented, inventories were predominantly comprised of finished goods.

POP displays

We sponsor a program to provide retailers with POP displays in order to facilitate the marketing of our products within retail stores. The POP displays contain a video display that broadcast video images taken by GoPro cameras with product placement available on the POP display for our cameras and accessories. We generally provide these POP displays to customers free of charge. The costs of the POP displays, less any fees charged to customers, are capitalized as a long-term asset, and the net cost is recognized over the expected period of the benefit provided by these assets, which is generally 24 months. POP display amortization included in sales and marketing expense were $38,000, $3.6 million, $8.6 million, $7.0 million and $8.9 million for the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, respectively.

Warranty

We generally provide 12-month warranty coverage on all of our products except in the EU where we provide a two-year warranty. Our warranty provides for repair or replacement of the associated products during the warranty period. We establish a liability for estimated product warranty costs at the time product revenue is recognized. The warranty obligation is affected by product failure rates and the related use of materials, labor costs and freight incurred in correcting any product failure. Should actual product failure rates, use of materials or other costs differ from our estimates, additional warranty liabilities could be required, which would reduce our gross profit.

Income taxes

We utilize the asset and liability method of accounting for income taxes, which requires the recognition of deferred tax assets and liabilities for expected future consequences of temporary differences between the financial reporting and income tax bases of assets and liabilities using enacted tax rates. We make estimates, assumptions and judgments to determine our provision for income taxes and also for deferred tax assets and liabilities and any valuation allowances recorded against our deferred tax assets. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believes that recovery is not likely, we establish a valuation allowance.

The calculation of our current provision for income taxes involves the use of estimates, assumptions and judgments while taking into account current tax laws, our interpretation of current tax laws and possible outcomes of future tax audits. We have established reserves to address potential exposures related to tax positions that could be challenged by tax authorities. Although we believe our estimates, assumptions and judgments to be reasonable, any changes in tax law or our interpretation of tax laws and the resolutions of potential tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

The calculation of our deferred tax asset balance involves the use of estimates, assumptions and judgments while taking into account estimates of the amounts and type of future taxable income. Actual future operating results and the underlying amount and type of income could differ materially from our estimates, assumptions and judgments thereby impacting our financial position and results of operations.

We include interest and penalties related to unrecognized tax benefits within income tax expense. We have not incurred any interest or penalties related to unrecognized tax benefits in any of the periods presented.

We have adopted ASC 740-10 “Accounting for Uncertainty in Income Taxes” that prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in our income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Goodwill, acquired intangible assets and other long-lived assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized but we perform an annual qualitative assessment of our goodwill during the fourth quarter of each calendar year to determine if any events or circumstances exist, such as an adverse change in business climate or a decline in the overall industry demand, that would indicate that it would more likely than not reduce the fair value of a reporting unit below its carrying amount, including goodwill. If events or circumstances do not indicate that the fair value of a reporting unit is below its carrying amount, then goodwill is not considered to be impaired and no further testing is required. If further testing is required, we perform a two-step process. The first step involves comparing the fair value of our reporting unit to its carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the second step of the test is performed by comparing the carrying value of the goodwill in the reporting unit to its implied fair value. An impairment charge is recognized for the excess of the carrying value of goodwill over its implied fair value. For the purpose of impairment testing, we have determined that we have one reporting unit. There has been no impairment of goodwill for any periods presented.

Our long-lived assets consist of property and equipment and acquired intangible assets. Acquired intangible assets with definite lives are amortized on a straight-line basis over the remaining estimated economic life of the underlying products and technologies. We review our definite lived long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Recoverability of an asset group is measured by comparing its carrying amount to the expected future undiscounted cash flows that the asset group is expected to generate. If it is determined that an asset group is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the asset group exceeds its fair value. There has been no impairment of long-lived assets for any periods presented.

Stock-based compensation

We account for stock-based compensation activity using the fair value method, which requires the measurement and recognition of compensation expense for all share-based payment awards based on estimated fair values. This method requires companies to estimate the fair value of stock-based compensation on the date of grant using an option pricing model. We use the Black-Scholes option pricing model to measure stock-based compensation. The Black-Scholes model determines the fair value of share-based payment awards based on the fair value of the underlying common stock on the date of grant and is affected by assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the fair value of the underlying common stock, expected volatility over the term of the awards and actual and projected employee stock option exercise behaviors. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. The assumptions used in calculating the fair value of the stock-based awards represent management judgment. As a result, if factors change and different assumption are used, the stock-based compensation expense could be materially different in the future. Compensation expense relating to employee stock awards is recorded on a straight-line basis.

Stock awards issued to non-employees are accounted for at fair value. We believe that the fair value of the awards is more reliably measured than the fair value of services received. We record compensation expense based on the then-current fair values of the stock awards at each financial reporting date. Compensation recorded during the service period is adjusted in subsequent periods for changes in the stock award’s fair value until the earlier of the date at which the non-employee’s performance is complete or a performance commitment is reached, which is generally when the stock option award vests. Compensation expense relating to non-employee stock awards is recorded on a straight-line basis.

Determining the fair value of stock-based awards on the grant date requires the use of estimates and assumptions, including the fair value of our common stock, exercise price of the stock option, expected volatility, expected life, risk-free interest rate and dividend rate. We estimate the expected volatility of our stock options by taking the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected life of the options. Since we have undergone significant operational and structural changes, the historical exercise data do not provide a reasonable basis upon which to estimate expected life. As a result, we used the simplified method, as provided under SAB Topic 14.D, “Share-Based Payment,” to calculate the expected term estimate based on the options vesting term and contractual terms. The risk-free interest rate is the estimated average interest rate based on U.S. Treasury zero-coupon notes with terms consistent with the expected life of the awards. The expected dividend yield is zero as we do not anticipate paying any recurring cash dividends in the foreseeable future and the prior dividend event is viewed as a one-time capital event. We estimate the forfeiture rate of our stock-based awards based on an analysis of our actual forfeitures, analysis of employee turnover and other factors. The impact from a forfeiture rate adjustment would be recognized in full in the period in which the forfeiture rate changes and, if the actual number of future forfeitures differs from our prior estimates, we may be required to record adjustments to stock-based compensation expense in future periods.

As of September 30, 2013, the aggregate intrinsic value of vested options, unvested options and restricted stock outstanding was             million,             million and             million, respectively, based on an assumed initial public offering price of per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. The amount of unearned stock-based compensation related to unvested share-based payment awards at December 31, 2012 and September 30, 2013 was $8.3 million and $18.0 million, respectively. As of December 31, 2012 and September 30, 2013, the weighted-average period over which the unearned stock-based compensation is expected to be recognized was 2.9 years and 1.1 years, respectively.

	Years ended December 31,			Nine months ended September 30,
	2010	2011	2012	2012	2013

Expected life (years)	5.6–6.1	5.0–6.1	5.1–6.1	5.9-6.1	5.3–6.1
Risk-free interest rate	2.2%–2.4%	1.1%–2.4%	0.8%–2.4%	0.9%–1.2%	0.8%–2.0%
Volatility	56%	56%–59%	56%–60%	59%	56%–60%
Dividend yield	0%	0%	0%	0%	0%

We have granted options to purchase shares of common stock as follows:

Grant date	Number of options granted	Option exercise price	Fair value of common stock per share(1)	Fair value of common stock options per share(2)	Grant date fair value

					(in thousands)
February 2012	171,450	$1.90	$3.16	$2.08	$357
June 2012	608,550	2.96	8.30	6.27	3,817
October 2012	531,700	8.30	8.30	4.44	2,361
November 2012	76,650	8.30	12.13	7.57	580
February 2013	782,950	13.72	13.72	7.22	5,653
March 2013	126,000	13.72	15.40	8.51	1,072
April 2013	162,650	15.40	15.40	8.36	1,359
June 2013	499,200	15.40	15.59	8.31	4,310
July 2013	143,300	15.59	15.59	8.71	1,248
September 2013	345,300	15.59	16.19	9.28	3,204

(1)	The fair value of common stock per share utilized for financial reporting purposes.

(2)	The weighted average grant date fair value of the options granted determined by utilizing the Black-Scholes option pricing model used to record stock-based compensation expense.

Common stock valuations

Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous and subjective factors to determine the best estimate of fair value of our common stock, including the following:

Company specific factors

•	actual and forecasted operating and financial performance based on management’s estimate;

•	the status of research and development;

•	independent third-party valuations;

•	market adoption and success of our products;

•	the development of customer relationships;

•	consumer and industry recognition;

•	the hiring of key personnel;

•	the amount and pricing of preferred stock financings with outside investors in arms-length transactions;

•	the rights and preferences of preferred stock relative to common stock;

•	the amount and pricing of common stock transactions with outside investors in arms-length transactions;

•	the historical lack of a public market of our common and preferred stock; and

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business.

General economic factors

•	industry trends and competitive environment;

•	trends in consumer spending, including consumer confidence;

•	overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

•	the general economic outlook.

Our common stock valuations utilize a market approach which bases the valuation of our common stock on multiples of revenue or EBITDA for a group of publicly traded companies that we believe are similar to us in terms of size, product market, liquidity, financial leverage, revenue, profitability, growth and other factors. Multiples of revenue or EBITDA from the select group of publicly traded companies are calculated and applied to our business metrics, typically one year forward looking revenue or EBITDA. Prior sales of the company shares are included in the market approach and involve examining any historical transactions related to the sale of our redeemable convertible preferred stock. The market value approach has been applied consistently over the valuation periods noted below.

Once a total equity value is computed, we allocate value to each class of stock using either the Option Pricing Model, or OPM, or the Probability Weighted Expected Return Method, or PWERM. The OPM treats common stock and convertible preferred stock as call options on an enterprise value, with exercise prices based on the liquidation preference of the preferred stock. The common stock is modeled as a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The OPM is appropriate to use when the range of possible future outcomes is difficult to predict and thus creates highly speculative forecasts. PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when discrete future outcomes can be predicted at a relatively high confidence level with a probability distribution. Discrete future outcomes considered under the PWERM include an initial public offering, or IPO, as well as non-IPO market based outcomes. Determining the fair value of the enterprise using the

PWERM requires us to develop assumptions and estimates for both the probability of an IPO liquidity event and non-IPO outcomes, as well as the values we expect those outcomes could yield. We apply significant judgment in developing these assumptions and estimates, primarily based upon the enterprise value we determined using the market approach, our knowledge of the business and our reasonable expectations of discrete outcomes occurring.

Over time, as certainty developed regarding possible discrete events, including an IPO, we transitioned the methodology we used to allocate our enterprise value from an OPM to a PWERM. We used an OPM through the valuations as of March 31, 2012, and a PWERM since the valuation as of June 30, 2012.

A brief narrative of the specific factors considered by our board of directors in determining the fair value of our common stock as of the date of grant, is set forth below.

February 2012.    Our board of directors granted stock options in February 2012 with an exercise price of $1.90 per share. For these stock option grants, our board of directors determined the fair value of our common stock on the date of grant to be $1.90 per share based on a number of factors, including market acceptance of the HERO2 and our continued profitability and revenue growth. Our board of directors also considered a contemporaneous third-party valuation as of December 31, 2011. The valuation utilized a market approach of comparable companies in our industry. It applied the market factors to our forward-looking revenue and adjusted EBITDA and allocated enterprise value between each class of stock based on an OPM. The aggregate enterprise value was allocated to each class of stock utilizing an OPM with the following assumptions: a time to a liquidity event of two years, a volatility of 57% and a risk-free interest rate of 0.25%. The time to a liquidity event was determined based upon the expected time frame for us to achieve our business strategy, the volatility was based on the historical volatility of a group of comparable publicly traded companies over a two-year period and the risk-free interest rate was based on the yield of a U.S. Treasury bond at the time of grant over a two-year period. A 25% discount for lack of marketability was applied to the resulting value of our common stock, which was based on a liquidity event happening in two years.

Subsequent to June 2012, we utilized internal valuation models to calculate the fair value of these options for financial reporting purposes. We evaluated and adjusted the market factors applied to our forward-looking revenue and adjusted EBITDA. As a result of our evaluation, we determined the fair value of our common stock for financial reporting purposes to be $3.16.

June 2012.    Our board of directors granted stock options in June 2012 with an exercise price of $2.96 per share. For these stock option grants, our board of directors determined the fair value of our common stock on the date of grant to be $2.96 per share based on a number of factors, including improvements in the U.S. economy, and our research and development efforts. Our board of directors also considered a contemporaneous third-party valuation as of March 31, 2012. The valuation utilized a market approach of comparable companies in our industry. It applied market factors to our forward-looking revenue and adjusted EBITDA and allocated enterprise value between each class of stock based on an OPM. The aggregate enterprise value was allocated to each class of stock utilizing an OPM with the following assumptions: a time to a liquidity event of two years, a volatility of 59% and risk-free interest rate of 0.33%. The time to a liquidity event remained consistent with the December 31, 2011 valuation based on information known as of March 31, 2012, volatility was based on the historical volatility of a group of comparable publicly traded companies over a two-year period and the risk-free interest rate was based on the yield of a U.S. Treasury bond at the time of grant over a two year period. A 25% discount for lack of marketability was applied to the resulting value of our common stock, which was consistent with the valuation as of December 31, 2011.

For financial reporting purposes, the fair value of the common stock for purposes of calculating the related stock-based compensation expense was based on a number of factors, including the contemporaneous third-party valuation as of June 30, 2012 and other factors that existed at the date of grant. Due to the proximity of the June 2012 grants to the valuation as of June 30, 2012, the fair value of the underlying common stock used to calculate the fair value of these options on the grant date for financial statement purposes was determined to be $8.30 per share.

October and November 2012.    Our board of directors granted stock options in October and November 2012 with an exercise price of $8.30 per share. For these stock option grants, our board of directors determined the fair value of our common stock on the date of grant to be $8.30 per share based on a number of factors, including continued growth in the U.S. economy and an improved financial outlook due to record revenue in our second quarter of 2012 and our continued progress on development of our next generation of capture devices. Our board of directors also considered a contemporaneous third-party valuation as of June 30, 2012. The valuation used a market approach and changed our group of comparable companies from those in our industry to high tech companies with similar revenue and earnings growth that had recently had an initial public offering of stock to the public. It applied the new comparable group market factors to our forward looking revenue and EBITDA to determine our enterprise value. As a result, the set of comparable companies utilized in the valuation had a slightly higher revenue multiple. During this time, as certainty developed regarding possible discrete events, including an IPO, the method of allocating enterprise value between each class of stock was changed to a PWERM from an OPM. The PWERM estimates common equity value based on current estimates of an IPO or merger or sale scenario. The expected equity values for the different scenarios in the PWERM model were weighted as follows: 30% probability of IPO in the second quarter of 2013, 60% probability of IPO in the fourth quarter of 2013 and a 10% probability of merger or sale in late 2013. A 20% discount for lack of marketability was applied to the resulting value of our common stock, which was based on a liquidity event happening in 1.4 years.

For financial reporting purposes, the fair value of the common stock for purposes of calculating the related stock-based compensation expense was based on a number of factors, including the contemporaneous third-party valuation as of November 30, 2012 and other factors that existed at the date of grant. Due to the proximity of the November 2012 grants to the valuation as of November 30, 2012, the fair value of the underlying common stock used to calculate the fair value of these options on the grant date for financial statement purposes was determined to be $12.13 per share. The valuation as of November 30, 2012 was determined using the market approach of comparable high tech companies with similar revenue and earnings growth that had recently had an initial public offering of stock to the public. It applied the comparable group market factors to our forward looking revenue and allocated the enterprise value to each class of stock using the PWERM method. The expected equity values for the different scenarios in the PWERM model were weighted as follows: 30% probability of IPO in the second quarter of 2013, 60% probability of IPO in the fourth quarter of 2013 and a 10% probability of merger or sale in late 2013. A 15% discount for lack of marketability was applied to the resulting value of our common stock, which was based on a liquidity event happening in 0.9 years.

February and March 2013.    Our board of directors granted stock options in February and March 2013 with an exercise price of $13.72 per share. For these stock option grants, our board of directors determined the fair value of our common stock on the date of grant to be $13.72 per share based on a number of factors, including market acceptance of the HERO3, acquisition of a credit facility and issuance of a cash dividend in December 2012, a sale of stock by stockholders to a third-party investor in an arms-length transaction for approximately $200.0 million in December 2012, as well as high revenue growth in the fourth quarter of 2012. Our board of directors also considered a contemporaneous third-party valuation as of December 31, 2012. The valuation used a market approach of comparable high tech companies with similar revenue and earnings growth that had recently had an initial public offering of stock to the public. It applied the comparable group market factors to our forward looking revenue and allocated enterprise value between each class of stock using the PWERM method. The expected equity values for the different scenarios in the PWERM model were weighted as follows: 30% probability of IPO in the second quarter of 2013, 60% probability of IPO in the fourth quarter of 2013 and a 10% probability of merger or sale in late 2013. A 15% discount for lack of marketability was applied to the resulting value of our common stock, which was based on a liquidity event happening in 0.8 years.

For financial reporting purposes, the fair value of the common stock for purposes of calculating the related stock-based compensation expense was based on a number of factors, including the contemporaneous third-party valuation as of March 31, 2013 and other factors that existed at the date of grant. Due to the proximity of the March 2013 grants to the valuation as of March 31, 2013, the fair value of the underlying common stock used to calculate the fair value of these options on the grant date for financial statement purposes was determined to be $15.40 per share.

April and June 2013.    Our board of directors granted stock options in April and June 2013 with an exercise price of $15.40 per share. For these stock option grants, our board of directors determined the fair value of our common stock on the date of grant to be $15.40 per share based on a number of factors, including our research and development efforts. Our board of directors also considered a contemporaneous third-party valuation as of March 31, 2013. The valuation used a market approach of comparable high tech companies with similar revenue and earnings growth that had recently had an initial public offering of stock to the public. It applied the comparable group market factors to our forward looking revenue and allocated enterprise value between each class of stock using the PWERM method. The expected equity values for the different scenarios in the PWERM model were weighted as follows: 90% probability of IPO in the fourth quarter of 2013 and a 10% probability of merger or sale in late 2013. A 12% discount for lack of marketability was applied to the resulting value of our common stock, which was based on liquidity event occurring in 0.8 years.

For financial reporting purposes, the fair value of the common stock for purposes of calculating the related stock-based compensation expense for the June 2013 grants was based on a number of factors, including the contemporaneous third party valuation as of June 30, 2013 and other factors that existed at the date of grant. Due to the proximity of the June 2013 grants to the valuation as of June 30, 2013, the fair value of the underlying common stock used to calculate the fair value of these options on the grant date for financial statement purposes was determined to be $15.59 per share.

July and September 2013.    Our board of directors granted stock options in July and September 2013 with an exercise price of $15.59 per share. For these stock option grants, our board of directors determined the fair value of our common stock on the date of grant to be $15.59 per share based on a number of factors, including our research and development efforts and our updated assessment of timing to liquidity. Our board of directors also considered a contemporaneous third-party valuation as of June 30, 2013. The valuation used a market approach of comparable high tech companies with similar revenue and earnings growth that had recently had an initial public offering of stock to the public. It applied the comparable group market factors to our forward looking revenue and allocated enterprise value between each class of stock using the PWERM method. The expected equity values for the different scenarios in the PWERM model were weighted as follows: 45% probability of IPO in the fourth quarter of 2013, 50% probability of IPO in the first quarter of 2014 and a 5% probability of merger or sale in late 2013. A 5% discount for lack of marketability was applied to the resulting value of our common stock, which was based on a liquidity event happening in 0.6 years.

For financial reporting purposes, the fair value of the common stock for purposes of calculating the related stock-based compensation expense for September 2013 grants was based on a number of factors, including the contemporaneous third party valuation as of September 30, 2013 and other factors that existed at the date of grant. Due to the proximity of the September 2013 grants to the valuation as of September 30, 2013, the fair value of the underlying common stock used to calculate the fair value of these options on the grant date for financial statement purposes was determined to be $16.19 per share. The valuation as of September 30, 2013 was determined using the market approach of comparable high tech companies with similar revenue and earnings growth that had recently had an initial public offering of stock to the public. It applied the comparable group market factors to our forward looking revenue and allocated the enterprise value to each class of stock using the PWERM method. The expected equity values for the different scenarios in the PWERM model were weighted as follows: 55% probability of IPO in the first quarter of 2014, 30% probability of IPO in the second quarter of 2014, and a 15% probability of merger or sale in early 2014. A 5% discount for lack of marketability was applied to the resulting value of our common stock, which was based on a liquidity event happening in 0.6 years.

Upon completion of this offering, our common stock will be publicly traded and will therefore be subject to potential significant fluctuations in the market price. Such fluctuations, if they occur, could impact the volatility used in the fair value calculations which could also impact our future stock-based compensation, as increased volatility would increase the fair value of the related awards granted in the future periods. In addition, increases and decreases in market price of our common stock will also increase and decrease the fair value of our stock-based awards granted in future periods.

Recent accounting pronouncements

In July 2013, the Financial Accounting Standards Board issued a new accounting standard update on the financial statement presentation of unrecognized tax benefits. The new guidance provides that a liability related to an unrecognized tax benefit would be presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The new guidance becomes effective for us on January 1, 2014 and it should be applied prospectively to unrecognized tax benefits that exist at the effective date with retrospective application permitted. We are currently assessing the impact of this new guidance.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this accommodation allowing for delayed adoption of new or revised accounting standards, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Quantitative and qualitative disclosures about market risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include foreign currency and interest rate risks as follows:

Foreign currency risk

To date, all of our product sales and inventory purchases have been denominated in U.S. dollars. We therefore have not had any foreign currency risk associated with these two activities. The functional currency of all of our entities is the U.S. dollar. Our operations outside of the United States incur a portion of their operating expenses in foreign currencies, principally the Hong Kong Dollar. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. However, we believe that the exposure to foreign currency fluctuation from operating expenses is immaterial at this time as the related costs do not constitute a significant portion of our total expenses. As we grow our operations, our exposure to foreign currency risk could become more significant. To date, we have not entered into any foreign currency exchange contracts and currently do not expect to enter into foreign currency exchange contracts for trading or speculative purposes.

Interest rate risk

We had cash totaling $29.1 million, $36.5 million and $47.6 million at December 31, 2011 and 2012, and September 30, 2013 respectively. Our cash consists of cash in bank accounts. The primary objectives of our investment activities are to preserve principal and provide liquidity without significantly increasing risk. Our cash is held for working capital purposes. We do not enter into investments for trading or speculative purposes.

We had outstanding term debt of $120.0 million and $115.5 million at December 31, 2012 and September 30, 2013, respectively. The interest rate is based on the six-month adjusted LIBOR plus 2.5%. The initial contractual interest rate is 3.06% and adjusts every six months. The term loan has scheduled quarterly principal repayments due on the last day of each quarter of $1.5 million per quarter in 2013, $3.0 million per quarter in 2014 and $6.0 million for the first three quarters of 2015 with the balance of $84.0 million due on December 21, 2015. A hypothetical 50 basis point increase in the LIBOR rate as of September 30, 2013, applied to our outstanding debt balance as of September 30, 2013, would result in an approximate $1.7 million increase in our interest expense, or a decline of 10% in our net income for the nine months ended September 30, 2013.

Business

Company overview

GoPro is transforming the way consumers capture, manage, share and enjoy meaningful life experiences. We do this by enabling people to capture compelling, immersive photo and video content of themselves participating in their favorite activities. Our customers include some of the world’s most active and passionate people. The volume and quality of their shared GoPro content, coupled with their enthusiasm for our brand, are virally driving awareness and demand for our products, and are organically establishing GoPro as an exciting new media company.

What began as an idea to help athletes document themselves engaged in their sport has become a widely adopted solution for people to document themselves engaged in their interests, whatever they may be. From extreme to mainstream, professional to consumer, GoPro has enabled the world to capture and share its passions, and the world, in turn, is enabling GoPro to become one of the most exciting and aspirational companies of our time.

Our business focus

Enabling engaging content is at the core of our business. We develop hardware and software solutions to alleviate consumer pain points associated with capturing, managing, sharing and enjoying engaging content.

Capture

Our capture devices enable professional quality capture and exceptional versatility at affordable prices. Our products’ small, lightweight, yet durable designs make them easy to use even in highly challenging situations. In addition, our remote control solutions and our seamless integration with mobile devices via the GoPro App, enable engaging self-capture during virtually any activity. As of December 31, 2013, there have been approximately 4.9 million downloads of the GoPro App.

Since launching our first HD capture device in July 2009, we have sold more than 7.5 million HD cameras, including more than 3.7 million in 2013. We sell our products in over 100 countries and through more than 25,000 retail stores. According to The NPD Group’s Retail Tracking Service, GoPro was the #1 selling camcorder (by dollars and units) and the #2 selling camera accessory company (by units) in the United States in 2013. Also according to The NPD Group, our HERO cameras had a 45% share of the U.S. camcorder market (by dollars) in 2013, up from an 11% share during December 2011.

Manage

We seek to eliminate the pain point of managing content by making it easy for our customers to transfer footage from their cameras to a system that efficiently organizes their content and facilitates convenient editing and sharing. GoPro Studio and the GoPro App reflect the early stages of our content management platform strategy.

GoPro Studio enables our customers to quickly edit simple or complex videos and create videos from time-lapse photo sequences. In 2013, we introduced GoPro Edit Templates, which are based on GoPro’s own original video productions, to enable our customers to quickly produce engaging, professional-quality videos using their own footage. As of December 31, 2013, there had been more than 3.5 million downloads of GoPro Studio. During the fourth quarter of 2013, our customers in the aggregate exported, on average, more than 10,000 videos per day using GoPro Studio.

In addition to facilitating full camera control from a mobile device, the GoPro App enables a customer to easily and wirelessly copy footage from a GoPro camera to a mobile device for storage and sharing without a computer.

Share

By facilitating the capture, management and editing of engaging photos and videos, we are ultimately helping our customers share more compelling personal content. GoPro Studio and the GoPro App facilitate the posting of photos and videos directly to leading social networks and content platforms, including Facebook, Instagram, Twitter, Vimeo and YouTube. Thousands of GoPro customer photos and videos are shared daily, driving awareness and enthusiasm for our customers’ content, as well as for GoPro’s own brand and products. In 2013, our customers uploaded to YouTube approximately 2.8 years worth of video featuring “GoPro” in the title.

We believe our customers’ sharing of content leads to significant social engagement. To track social engagement, we have developed a measurement we call the BARE Score (Basic Audience Rate of Engagement). This metric tracks the number of consumer “conversations” occurring on Facebook about a brand divided into the total size of the brand’s fan community on Facebook. Based on our tracking of BARE Scores, GoPro’s BARE Score, on average, exceeded that of other leading consumer brands, including Canon, Samsung, Red Bull and Nike.

Enjoy

GoPro enables the production of entertaining and inspiring content, both in the form of our customers’ UGC, as well as GoPro originally produced content, that we collectively refer to as GoPro programming. This often features professional athletes, celebrities and entertainers, as well as everyday people engaged in their favorite activities.

We believe that increasing our customers’ enjoyment of their content enhances the value proposition of capturing and sharing their lives with our products. Also, having recognized the role GoPro content plays in attracting and exciting consumers, we are expanding the distribution of GoPro programming to engage and build relationships with even those consumers who do not own a GoPro capture device.

We distribute GoPro programming through what we refer to as the GoPro Network, a collection of GoPro Channels hosted on a variety of platforms, including the following:

•	Facebook: over 7 million “likes;”

•	Instagram: over 1.5 million followers;

•	Twitter: over 850,000 followers; and

•	YouTube: over 400 million video views and over 1.7 million subscribers.

The virtuous cycle

We believe our business focus results in a virtuous cycle and a self-reinforcing consumer acquisition model that fuels our growth. Our products in the hands of our customers enable compelling, authentic content that organically increases awareness for GoPro and drives demand for our products.

As a result, we have achieved significant growth in recent periods. In 2010, 2011, 2012, and the nine months ended September 30, 2013, we generated revenue of $64.5 million, $234.2 million, $526.0 million and $624.5 million and reported net income of $11.6 million, $24.6 million, $32.3 million and $16.8 million, respectively. To date, substantially all of our revenue has been generated from the sale of our capture devices.

The GoPro opportunity

We believe the following create an attractive market opportunity for GoPro.

Consumers want an easy way to self-capture engaging content

Before GoPro, if people wanted footage of themselves engaged in activities, they needed another person to hold and operate a camera. Furthermore, the camera operator needed to be skilled in order to obtain compelling content. Additionally, capturing high-quality content often required expensive, fragile and cumbersome camera equipment that was not accessible to everyone. Accordingly, it was not practical for people to document their experiences during their lives’ most enjoyable moments.

By eliminating the need for a third-party camera operator, GoPro has enabled a new era of convenient self-documentation. Our products’ high-performance features, ease of use and versatility, made available at affordable price points, provide a premium-quality self-capture solution that appeals to both consumers and professionals.

Consumers want a quick, easy way to manage, edit and share their content

The proliferation of social media and content sharing outlets like Facebook, Instagram, Twitter, Vimeo and YouTube reflects a growing consumer interest in sharing personal experiences. According to a Pew Research survey from October 2013, the percentage of American adult Internet users who upload or post videos online more than doubled from 14% in 2009 to 31% in 2013, and 71% of adults who post videos online do so on social networking sites. However, managing, editing and sharing engaging, high-quality content often requires substantial time, resources and skill. GoPro Studio and the GoPro App begin to address these pain points by offering intuitive, easy-to-use tools for managing, editing and sharing professional-grade footage. We see an opportunity to further develop these currently separate software solutions into an integrated and enhanced GoPro content management platform.

Consumers continue to replace traditional cameras with mobile devices

The rapid adoption of smartphones and tablets with photo and video capabilities has changed the camera landscape and negatively impacted the sales of traditional cameras and digital video camcorders. According to IDC, global shipments of digital cameras fell from 142.7 million units in 2011 to 76.2 million units in 2013, a decline of 47%, and global shipments of digital camcorders fell from 21.1 million units in 2011 to 14.1 million units in 2013, a decline of 33%.

We believe that the emergence of photo- and video-enabled mobile devices is creating further opportunities for GoPro. As mobile devices continue to displace traditional cameras and camcorders, we believe consumers will seek capture devices that offer differentiated capabilities, like GoPro products.

Moreover, we believe mobile devices complement our products. With the GoPro App, mobile devices can be used to remotely control GoPro cameras, thereby optimizing customers’ ability to self-capture high-quality content of themselves and their activities. The GoPro App also enables customers to manage and share their captured content without the need for a computer. Furthermore, smartphones and tablets expand consumers’ ability to access and enjoy GoPro content online.

Consumers want compelling content on demand

According to comScore (US, December 2012), there are over 38.5 billion videos streamed per month and, according to IDC’s 1H’13 research, by 2017, over 2.2 billion users worldwide will be watching streaming video over the Internet.

We believe consumer demand for compelling content combined with GoPro’s self-capture technology and the explosive popularity of social media create a significant media opportunity for GoPro. GoPro programming has developed a dedicated and growing audience. To continue to scale this audience, we have built a team of production professionals who regularly produce content based on inspiring stories from around the world, captured exclusively with our products. In addition, we actively curate and redistribute, with permission, our customers’ most compelling content as GoPro-branded content. We believe GoPro is well-positioned to become the first media company whose content is captured exclusively using its own hardware.

To date, the GoPro Channels on YouTube, exclusive of our customers’ own shared content on their personal YouTube channels, have generated over 400 million cumulative video views.

We will continue to expand our distribution of GoPro programming and the reach of the GoPro Network to new platforms such as Xbox Live, a leading delivery system for streaming video to connected televisions. We expect to launch the GoPro Channel on Xbox Live in 2014, which will feature GoPro’s full programming catalog. Our agreement with Microsoft provides us with access to advertising revenue streams and the ability to sell our capture devices directly to consumers as they are watching GoPro programming.

What makes GoPro unique

By enabling the world to capture and share its passions, the world, in turn, has enabled GoPro to become one of the most exciting and aspirational companies of our time.

Category-defining self-capture devices

Our capture devices offer our customers, both consumers and professionals, exceptional capabilities that have earned us multiple awards, including a 2013 technical Emmy Award. Our cameras’ small, lightweight, yet durable designs make them easy to use even in highly challenging situations, and along with their affordable prices encourage adoption and experimentation that often leads to interesting content. In addition, our broad portfolio of mountable and wearable accessories enables multiple use cases and facilitates a differentiated self-capture experience than that of traditional cameras and smartphones.

Our products have been embraced by media professionals and are used in production by The Discovery Channel, ESPN and other networks. We believe this visible professional use of our products further validates the quality of our products and appeal of our brand to consumers. We further believe we are increasingly lowering the barriers that separate professional from amateur capture.

Many of our customers purchase multiple units of our products. Unlike traditional cameras or smartphones, owning multiple GoPro capture devices enables our customers to capture their experiences from multiple perspectives simultaneously and create more interesting and professional-quality content.

Professional media production team enhances product development

In addition to our core product development team, we leverage input from our in-house media production team to refine existing products and influence future product design. Our internal media production team regularly travels the world capturing GoPro originally produced content exclusively using our capture devices. We believe consistent use of our products and developmental feedback gives us a competitive advantage.

Passionate consumer- and content-supported business model

Our business model is supported by some of the world’s most active and influential consumers who use GoPro to capture and share their life experiences and interests. Their shared content excites and inspires others around the world to do the same which we believe, leads to higher camera and accessory sales and, in turn, a massive volume of UGC. We believe this virtuous cycle, in which our customers’ content increases awareness of GoPro and demand for our products, is a meaningful differentiator for us.

Best-in-class marketing relationships

GoPro has established marketing relationships with more than 120 athletes, celebrities and entertainers, and sponsors more than 90 sporting events annually, including the X Games, Supercross and ASP world surfing championship events. We partner with athletes such as Olympic gold medal winning snowboarder Shaun White and 11-time world champion surfer Kelly Slater, as well as entertainers, such as Foo Fighters, Jane’s Addiction, Guy Fieri and Alton Brown, and producers of popular television shows. An increasing number of professionals are recognizing that GoPro allows them to capture performances in unique and compelling ways that engage and entertain their fans. This further validates our brand to consumers.

We also have promotional agreements with recreational destination resorts, such as all Vail Company resorts and the Whistler Blackcomb resort.

Validating the quality of our products and our growing role as a media brand, we are approached by professionals and organizations seeking to leverage GoPro as a media platform to distribute their own branded content captured with our products. For example, we regularly collaborate with Red Bull to capture content at Red Bull-sponsored events, which we then distribute across the GoPro Network to promote both Red Bull and its use of our products. Another example includes a production company wishing to promote an upcoming feature-length film by distributing trailers showcasing its film’s use of GoPro capture devices in production.

Differentiated sales strategy with specialty retailers

Since our first sale in 2004, our distribution strategy has focused on specialty retailers, including surf, ski and motorsports outlets, where we believe GoPro is often the only capture device sold. Our early, first-mover relationships with these retailers and their customers helped us establish a brand authenticity that remains a cornerstone of our business. This focus on the specialty retail channel has also enabled us to develop a high-touch, differentiated sales network of more than 25,000 stores globally that we believe is difficult to replicate.

Strong, global brand

Over the past 10 years, we have built a powerful brand that is emblematic of the pursuit and celebration of human passion. We believe consumers recognize GoPro as much for the experiential content sharing we enable as for the products we make.

In defining the category of self-capture, GoPro has become a global standard. Our trademarks, “GoPro” and “Be a Hero,” are relevant and aspirational to consumers, as reflected in the variety of our customers’ shared content which spans from our roots in action sports to now include family, travel, music, science and other areas of human interest. The strength of our brand is further evidenced by our customers’ frequent tagging, titling and describing of their footage as “GoPro” content.

A company culture built around our vision

GoPro was founded by dedicated sports enthusiasts who wanted a better way to document and share their personal passions. As we have grown, we have remained focused on hiring employees who share this same ethos, whatever their personal interests may be. We have built a team focused on developing innovative solutions to the problems we encounter during our own self-capture pursuits, and we believe our employees’ shared passion, experience and vision represent an increasingly important competitive advantage.

Our strategy

We intend to expand our existing capture business and broaden our portfolio with content management, editing and sharing solutions to provide increased value to our customers, introduce new revenue streams and further differentiate us from competitors. Key components of our strategy include the following.

Continue to introduce innovative capture devices

We relentlessly pursue our goal of developing the world’s most versatile capture devices and enabling self-capture during any activity. To stay at the forefront of our industry, we are focused on continued product innovation and leadership. For example, we are developing custom sensor and digital signal processing technologies with our suppliers. Other areas of innovation include custom lens, audio, battery and accessory design. We may also leverage our brand strength and product expertise to opportunistically enter new device categories.

Develop seamless content management, editing and sharing solutions

We believe it is important to simplify the organizing, editing and sharing of engaging content and, to that end, we are developing an integrated content management platform. Our October 2013 acquisition of General Things, a web development firm, has provided us with additional software competencies to accelerate this process. Further, we may consider additional acquisitions of complementary technologies or businesses in the future. In addition, we may seek to leverage our content management platform as a new revenue stream.

Scale as a media brand

GoPro programming is a potent marketing tool which we believe, on its own, has significant value as a growing media asset. We are investing to scale GoPro as a media entity and develop new revenue opportunities by increasing production of GoPro originally produced content while simultaneously increasing the aggregation and redistribution of our customers’ “best of” UGC. Additionally, we are investing to develop, distribute and promote GoPro programming on additional partner platforms such as Virgin America and Xbox Live.

Expand into new vertical markets

Leveraging the product development and sales and marketing strategies that have enabled us to be a leader in vertical markets such as skiing, surfing and motorsports, we are targeting new vertical markets including music and hunting and fishing. We continue to explore additional markets where we believe GoPro can authentically deliver meaningful solutions to consumers.

Grow internationally

We believe that international markets represent a significant growth opportunity for us. As of December 31, 2013, our products were sold in over 100 countries through more than 25,000 retail outlets. We plan to capitalize on the strength of our brand to increase our presence worldwide through additional retailers and strategic distribution partnerships.

Expand in-store brand and sales footprint

We invest heavily to produce GoPro-branded, video-enabled POP merchandising displays that we make available to nearly all of the retail outlets through which our products are sold. These displays showcase engaging GoPro content and attractively present our cameras and accessories. Having recognized our success in these stores, coupled with our expanding product portfolio, we are working with our retailers to further expand the footprint of our POP displays.

Extend strategic marketing relationships

We form relationships with marketing partners that use our products and services to promote their own brands and properties. For example, certain ASP world surfing championship events have used GoPro products to capture surfing competition from perspectives such as the surfer’s board and body, which enabled the ASP to provide its fans a more immersive and engaging viewing experience. Supercross similarly mounts GoPro capture devices to professional dirt bike racers’ helmets and uses the first-person perspectives to enhance its television broadcasts. As a result, GoPro benefits not only from the expanded brand awareness that traditionally comes with such marketing partnerships, but also being recognized as our partners’ technology enabler. We will continue developing and leveraging strategic marketing relationships to increase GoPro brand awareness.

Expand brand awareness through increased advertising

Notwithstanding the visibility we have garnered in the consumer markets where we have historically focused, we believe consumers in many other markets are not familiar with our brand and products. We believe this underscores a significant opportunity for GoPro to expand awareness through increased advertising on television, in print, online, and on billboards and other out of home advertising while continuing to scale our promotional marketing efforts and trade show presence.

Products

Cameras

Our core capture product is the HERO line of cameras, the first HD version of which we introduced in 2009. Since then, we have focused on continued innovation and development of our products and subsequently launched the HERO2 camera in 2011, the HERO3 camera in 2012, and the HERO3+ camera in 2013. Our HERO3+ cameras capture video and photos in a small, easy-to-use form factor. They come bundled with a protective waterproof housing and select mounting accessories and have built-in Wi-Fi, providing connectivity with a smartphone or tablet to enable remote control and content viewing and sharing functionality. We offer the HERO3 and HERO3+ cameras in White, Silver and Black editions that we position as a “good, better, best” product line with increasingly better image quality, enhanced capture features and accessory bundles from model to model at different price points. The following table shows the key features and specifications of our HERO3 and HERO3+ cameras:

We also sell accessories, both bundled and separately, that enhance the functionality and versatility of our cameras and enable our customers to self-capture their experiences during a variety of activities and from different viewpoints. In addition to our standard packages, we offer the HERO3+ Black edition camera in music- and surf-specific bundles, which each come packaged with accessories tailored for their respective markets.

Premium accessories

Our premium accessories include the Battery BacPac, Wi-Fi Remote and LCD Touch BacPac, which expand the features, versatility and convenience of our cameras.

Mounts

We offer a large selection of mounts designed to enable consumers to capture content while engaged in a wide range of activities. This includes equipment-based mounts, such as the helmet, handlebar, roll bar and tripod mounts, as well as mounts that enable customers to wear the mount on their bodies, such as the wrist housing, chest harness and head strap. Most of our mounts are backward-compatible with our HERO, HERO2 and HERO3 cameras.

Other accessories

Other accessories include spare batteries, charging accessories, cables to connect our GoPro cameras to televisions and monitors, video transmitters, external microphones, flotation devices, dive filters, anti-fogging solutions and accessories for the Wi-Fi Remote.

The following table highlights select products in our accessories portfolio:

We believe that providing software tools that help our customers manage, edit and share their GoPro content improves our value proposition and increases sales of our capture devices. We currently provide to consumers the following software applications at no charge:

GoPro Studio

GoPro Studio is a powerful video editing tool that allows our customers to create professional quality videos from their GoPro content. GoPro Studio includes GoPro Edit Templates, which are based on our own original video productions and enable our customers to quickly produce engaging, professional quality videos using their own footage. Additional features include easy playback and trimming of video clips, frame rate and image quality adjustments, conversion of time lapse photos into videos and the ability to export videos for convenient web sharing.

GoPro App

The GoPro App allows customers to control their GoPro cameras remotely using a smartphone or tablet. Features include full control of all camera settings, content preview and playback directly from the camera on a smartphone or tablet, and access to GoPro’s Photo of the Day, Video of the Day and content feeds. The GoPro App enables customers to easily and wirelessly copy footage from their cameras to mobile devices for storage and sharing without a computer.

Research and development

We are passionate about developing new and innovative products that inspire our consumers and enhance our brand. We are constantly innovating to deliver better performance, expanded functionality and increased convenience to enhance the appeal of our products. Our capture devices have earned us multiple awards, including a 2013 technical Emmy Award. We also have teams focused on software application development to facilitate convenient content management, editing and sharing. We strive to remain a market leader by consistently introducing innovative products that offer superior performance at affordable price points.

We have a user experience-driven approach to product development and our Chief Executive Officer leads product design. By engaging with customers and opinion leaders in our core markets around the world, our development team strives to introduce meaningful and empowering new features that expand the versatility and performance of our products.

In addition to our core product development team, we benefit from input received from our in-house media production team that regularly travels the world capturing GoPro originally produced content exclusively using our capture devices. We believe leveraging this content team to help refine existing products and influence future products gives us a competitive advantage.

Our engineering team, which supports the development of our capture devices, firmware and software, has grown from two to 176 engineers from 2010 to 2013. Our engineering team is divided into two main groups. The architecture group is responsible for developing technologies to support the concepts proposed by our product team. These core technologies include new Image Silicon Processors, or ISPs, new image sensors and lenses, as well as the core algorithms that enable the systems to operate and provide the performance and features. The implementation group integrates these innovations from the architecture group into our products.

Part of our development strategy involves co-developing the most significant components of our cameras with a technology partner. For example, we have worked closely with Ambarella on low power, HD video processor solutions for use in our capture devices. In addition, some of our partners have dedicated employees to support our research and development initiatives.

With our acquisition of CineForm, Inc. in 2011, we began to build capabilities in software applications. In October of 2013, we acquired General Things, a digital design and software studio based in San Francisco, California. Prior to the acquisition, General Things had been our strategic partner since 2010, and was instrumental in helping us advance our business backend and consumer-facing web development. With the combination of these acquisitions and organic growth, the GoPro software team has grown to more than 72 employees developing desktop, mobile and web-based applications.

Our research and development expense was $8.6 million, $36.1 million and $48.3 million for 2011, 2012 and the nine months ended September 30, 2013, respectively.

Manufacturing, logistics and fulfillment

While our products are designed in California, we currently outsource manufacturing to two manufacturers, Chicony and Sky Light. Both manufacturers are located in Shenzhen, China. Our operations team includes managers based in San Mateo, California, Shenzen, China, and Hong Kong who coordinate with our manufacturers’ engineering, manufacturing and quality control personnel to develop the requisite test and manufacturing processes and oversee manufacturing activities. We believe that using outsourced manufacturing enables greater scale and flexibility than establishing our own manufacturing facilities. We periodically evaluate the need and advisability of adding manufacturers to support our operations.

Our relationships with our manufacturers have evolved over time from an original design manufacturer, or ODM, arrangement, in which the manufacturer provided the firmware and design support, to an arrangement in which we own and develop products, strategic test processes and firmware ourselves. We believe this transition has allowed us more control over the performance and quality of our products.

Under our agreement with Chicony, we own all tooling and equipment that we fund, product designs and other deliverables that are produced in accordance with the agreement. The Chicony agreement has an initial three-year term that ends in August 2014, and automatically renews annually unless either party provides 90 days prior notice. Additionally, the agreement may be terminated by either party in the event of breach, Chicony is entitled to terminate if we fail to submit a purchase order during any three-month period and we are permitted to terminate for convenience upon providing 180 days prior written notice.

We have established a strategic commodity team that manages the pricing and supply of the key components of our capture devices, including sensors, digital signal processors and lenses. A few key strategic parts are purchased from the supplier by us and then consigned to our manufacturers, while the vast majority of parts are procured directly by our contract manufacturers. We seek to use our commodity team to achieve competitive pricing on the largest value-add components, and leverage our contract manufacturers’ volume purchases for best pricing on common parts.

We have third-party fulfillment centers in Riverside and Fremont, California, Singapore, Hong Kong and Venray, Netherlands. These facilities are either full service postponement centers (both light assembly and warehouse/fulfillment) or warehouse/fulfillment only centers. Cameras are typically air freighted while accessories and packaging are typically shipped via ocean freighter from our manufacturers in China to these fulfillment centers, where the products are packaged for retail sale. This postponement strategy allows us to reduce shipping costs, reduce custom levies, customize products for local languages and improve inventory flexibility.

Sales channels and customers

We sell our products through more than 25,000 retailers in over 100 countries directly and through distributors. We are focused on building close relationships with our retailers and distributors, educating our partners’ sales forces about our products, working with them to merchandise our products in a compelling manner in-store, as well as providing consumers with informative and convenient ecommerce experiences at retail partner websites.

Direct sales

We sell directly to large and small retailers in the United States, and directly to consumers around the world through our retail and ecommerce channels, as follows. In the nine months ended September 30, 2013, our direct sales channel accounted for 49% of our product revenue.

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Independent specialty retailers    We use a network of location-based independent manufacturer representatives to sell our products to independent specialty retailers focused on action sports markets. Our representatives provide highly personalized service to these retailers, including assisting with product mix planning, channel marketing and in-store merchandising, taking orders and providing clinics to educate retail sales personnel about GoPro products. We also have an internal, regionally focused sales team that provides a secondary level of service to both the manufacturer representatives and the independent specialty retailers. Independent specialty retailers generally carry our higher end products, targeting their core customers who we believe tend to be early adopters of new technologies. Our sales efforts began in the specialty retail channel and we believe we continue to often be the only capture device sold in these types of stores. Independent specialty retailers outside of the United States represent a similarly important sales channel for us, and we reach these customers indirectly through our network of international distributors.

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Big box retailers    We sell to large retailers with a national presence, including Amazon.com, Inc., Best Buy, Target Corporation and Wal-Mart, Inc. We support these retailers with a dedicated and experienced sales management team. We believe this enables us to build close relationships with these retailers and to reduce channel conflict. These retailers generally carry a varied subset of our products targeting their particular end-user customers. This helps us maintain in-store product differentiation between sales channels and protects our brand image in our core specialty retail markets. One retailer, Best Buy, accounted for 15% of our revenue in each of 2011, 2012 and the nine months ended September 30, 2013, respectively.

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Mid-market retailers    We sell to retailers with a large regional or national presence, often focused on specific verticals such as consumer electronics, sporting goods, military, hunting and fishing and motor sports. We refer to these retailers as our “mid-market” channel, which includes Apple, Army & Air Force Exchange Service, B&H Foto & Electronics Corp., Cabela’s Inc., InMotion Entertainment, Recreation Equipment Inc. and The Sports Authority Inc. We sell directly to these retailers through our experienced sales teams assigned to particular accounts and regions. Mid-market retailers generally carry a smaller subset of our products targeted toward their end-user customers.

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Ecommerce channel    We sell our full line of products directly to consumers around the world through our online store at GoPro.com. We drive consumers to our website through online and offline advertising, as well as marketing promotions carried out at tradeshows and sponsored events. Customers may also order over the phone.

We manage our diverse channels by differentiating our products among the various retail channels. For example, certain big box retailers such as Target and Walmart only carry White and Silver edition capture devices while specialty retailers focus on Silver and Black editions. Additionally, we leverage club retailers such as Costco Wholesale Corporation to sell through legacy products in key selling seasons (spring and holiday), while expanding our sales reach to entry level value customers.

Distributors

We sell to over 50 distributors who resell our products to retailers in international markets and to certain specific verticals in the United States. All of our sales outside of the United States are generated through distributors who sell GoPro products to independent specialty retailers, mid-market retailers and big box retailers.

In the United States, our distributors sell into powersports, telecommunications, college bookstores and premium incentive markets. Our contracts with distributors generally have a term of one or two years and prohibit the distributors from selling competing products.

We have dedicated sales personnel focused on providing a high level of service to these distributors, including assisting with product mix planning, channel marketing and in-store merchandising, development of marketing materials, order assistance and educating the distributors’ sales personnel about GoPro products. In the nine months ended September 30, 2013, our distributors accounted for 51% of our product revenue.

In-store merchandising

Our in-store merchandising strategy focuses on our POP displays that continuously show GoPro content and present our products in an attractive manner. We provide our POP display in sizes ranging from two to four feet wide by five feet tall to retailers at no cost. In larger stores we are test marketing POP displays that are 12 feet wide by seven feet tall. Our capture devices are attractively arranged on the displays and the breadth of our offerings, combined with the associated content, communicate the wide range of uses for our products. As of December 31, 2013, we had over 25,000 POP displays in retail outlets.

Marketing and advertising

Our marketing and advertising programs are focused on engaging consumers by exposing them to compelling GoPro content. We believe this approach enhances our brand while demonstrating the performance, durability and versatility of our products. Our marketing and advertising efforts span a wide range of consumer interests and leverage both traditional consumer marketing and lifestyle marketing strategies.

Consumer marketing

Social media plays an important role in our consumer marketing strategy. Our customers capture and share personal GoPro content on social media and content sharing platforms like Facebook, Instagram, Twitter, Vimeo and YouTube.

We promote our customers’ “best of” UGC on the GoPro Network, such as through our Video of the Day and Photo of the Day. We also leverage our internal media production team to produce aspirational GoPro-branded content that we distribute through the GoPro Network.

We also integrate UGC and GoPro originally produced content into advertising campaigns across various platforms including television commercials, print, online, billboards and other out of home advertising, and at consumer and trade facing events. This content also supports our in-store channel marketing efforts, appearing on our POP displays and other in-store marketing materials.

Lifestyle marketing

Our lifestyle marketing programs focus on expanding GoPro brand awareness by engaging consumers through relationships with key influencers, event promotions and other customer outreach efforts. We cultivate strong relationships with influential athletes, celebrities, entertainers and brands, all of which use our products to create and share engaging content with their own fans and consumers. We also work directly with these partners to create compelling content that we leverage to our mutual benefit across the GoPro Network.

We believe it is important to establish ongoing, authentic relationships within the various markets that we address. We employ a team of lifestyle marketing managers who foster relationships within each of our markets and create marketing opportunities for our brand and deliver market feedback to our product development teams in order to refine existing products and influence future product design.

Consumer-facing events are another important aspect of our lifestyle marketing program. We regularly host product demonstrations in a GoPro-branded environment that we call the GoPro Experience. We host the GoPro Experience at over 90 consumer events such as the X Games, Supercross and film festivals, as well as at recreation destination resorts such as Vail Company resorts and the Whistler Blackcomb resort. The GoPro Experience increases brand awareness and builds personal relationships with consumers and key influencers. We distribute special coupons and promotions at many of these events, which drive consumers to our website and also help us measure the efficacy of our event marketing efforts. Below is a photo of the GoPro trade show booth.

Competition

The market for cameras and camcorders is highly competitive. We compete against established, well-known camera manufacturers such as Canon, Nikon, Olympus, Polaroid and Vivitar, large, diversified electronics companies such as JVC, Panasonic, Samsung, Sony and Toshiba, and specialty companies such as Garmin. Many of these companies have substantial market share, diversified product lines, well-established supply and distribution systems, strong worldwide brand recognition and significant financial, marketing, research and development and other resources.

Smartphones and tablets with photo and video functionality have significantly displaced traditional camera sales. We believe that our capture devices enable differentiated use cases than mobile devices, allowing consumers to self-capture their experience in even the most challenging of environments. However it is possible that in the future the manufacturers of these devices may design them for use in a range of scenarios and conditions. In addition new companies may emerge and offer competitive products directly in our category.

We believe that understanding consumer use cases, product design, functionality and features, price, brand and consumer engagement are the principal competitive factors for our products and we believe that we compete favorably with respect to these factors.

Intellectual property

Intellectual property is an important aspect of our business, and our practice is to seek protection for our intellectual property as appropriate.

Our trademarks, including “GoPro” and “Be a Hero,” are a critical component of the value of our business. In addition, we hold design and utility patents for various aspects of our capture devices and have many design and utility patent applications pending. As of the date of this filing, we had 28 issued patents and 61 patent applications pending in the United States, and 13 corresponding issued patents and 15 patent applications pending in foreign countries. We cannot be certain that our patent applications will be issued or that any issued patents will provide us with any competitive advantage or will not be challenged by third parties. Our issued U.S. patents will expire between 2024 and 2031 and our issued foreign patents will expire between 2022 and 2038. We continually review our developments efforts to assess the existence and patentability of new intellectual property.

In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls, including contractual protections with employees, contract manufacturers, distributors and others. Despite these protections, we may be unable to prevent third parties from using our intellectual property without our authorization, breaching any nondisclosure agreements with us, or independently developing products that are similar to ours, particularly in those countries where the laws do not protect our proprietary and intellectual property rights as fully as in the United States.

Employees

As of December 31, 2013, we had 646 employees. In the United States, we had 597 employees, including 249 in research and development, 212 in sales and marketing, 30 in manufacturing/logistics/fulfillment and 106 in general and administrative. Additionally as of December 31, 2013, we had 39 employees supporting finance and manufacturing from Shenzhen, China and Hong Kong. We opened our first European office in Munich, Germany in late 2013 with 10 employees to support our growing business in Europe. None of our employees is currently covered by a collective bargaining agreement, and we have experienced no work stoppages. We consider our relationship with our employees to be good.

Facilities

Our executive and administrative offices are located in San Mateo, California, where we lease approximately 200,000 square feet of space pursuant to several leases that expire at various schedules through February 2019. We also have other offices in California, Shenzhen, China, Hong Kong and Munich, Germany.

Legal proceedings

On December 5, 2012, e.Digital Corporation filed a lawsuit against us in the United States District Court for the Southern District of California which alleges infringement of United States Patent No. 5,742,737, or the ‘737 patent, entitled “Method for recording voice messages on flash memory in a hand held recorder,” by certain of our cameras. We answered the complaint on February 4, 2013, denying infringement and validity, and asserting counterclaims for declaratory judgment of non-infringement and invalidity. e.Digital filed an amended complaint on June 4, 2013, adding allegations that we infringe U.S. Patent No. 5,491,774, or the ’774 patent, entitled “Handheld Record and Playback Device with Flash Memory.” We answered the amended complaint on June 18, 2013, again denying infringement and validity, and asserting counterclaims for declaratory judgment of non-infringement and invalidity. e.Digital also sued a number of additional parties unrelated to us and our products asserting claims regarding the patents asserted against us and in some cases, two other patents.

We, along with a number of other defendants sued by e.Digital, moved to limit the scope of the ’774 patent based on collateral estoppel resulting from an unfavorable claim construction ruling e.Digital received in an earlier action. On August 22, 2013, the court granted defendants’ motion and held that e.Digital was collaterally estopped from re-litigating the claim construction of the ’774 patent. In light of that ruling, e.Digital agreed to stipulate to non-infringement of the ’774 patent. The parties entered into a partial stipulated judgment of non-infringement as to the ’774 patent, which was subsequently amended as a Federal Rule of Civil Procedure 54(b) judgment to allow an immediate appeal to the U.S. Court of Appeals for the Federal Circuit as to the Court’s collateral estoppel ruling. The remainder of the case has been stayed pending the appeal. Under the stay, the case against us will not proceed until the appeal is completed. If the district court’s collateral estoppel ruling is reversed on appeal, the case against us will proceed regarding both patents. If the district court’s ruling is affirmed, the case against us will proceed only as to the ’737 patent. e.Digital filed its appeal brief in a related case on appeal on December 27, 2013. We expect to move to consolidate the appeals of all defendants on this issue.

We are currently and in the future may continue to be subject to litigation incidental to our business, including patent infringement litigation and product liability claims, as well as other litigation of a non-material nature in the ordinary course of business. We believe that the outcome of any existing litigation, either individually or in the aggregate, will not have a material impact on our business, financial condition, results of operations or cash flows.

Management

Executive officers, other executive management and directors

The following table provides information regarding our executive officers, other executive management and directors as of January 31, 2014:

Name	Age	Position(s)

Executive Officers

Nicholas Woodman	38	Chief Executive Officer, President and Chairman

Jack Lazar	48	Chief Financial Officer

Nina Richardson	55	Chief Operating Officer

Paul Crandell	45	Vice President of Marketing

Sharon Zezima	49	General Counsel and Secretary

Other Executive Management

Fabrice Barbier	48	Senior Vice President of Product Development

George “Jeff” Brown	55	Vice President of Communications

Jonathan Harris	49	Vice President of Sales

Ronald LaValley	48	Senior Vice President of Operations

Non-Employee Directors

John Ball	51	Director

Edward Gilhuly(1)(2)(3)	54	Director

Kenneth Goldman(3)	64	Director

Michael Marks(1)(2)†	63	Director

Jill Woodman	37	Director

†	Lead independent director.

(1)	Member of the governance and nominating committee.

(2)	Member of the compensation committee.

(3)	Member of the audit committee.

Executive officers

Nicholas Woodman founded our company and has served as our Chief Executive Officer, President and a member of the board of directors since inception. Mr. Woodman holds a B.A. in Visual Arts from the University of California, San Diego. We believe Mr. Woodman’s experience as the founder of GoPro and his knowledge of the products and our customers give him the knowledge and leadership capabilities that qualify him to serve as member of our board of directors.

Jack Lazar has served as our Chief Financial Officer since January 2014. From January 2013 to January 2014, he was an independent business and financial consultant. Mr. Lazar previously served as Senior Vice President, Corporate Development and General Manager of Qualcomm Atheros, Inc., a wireless technology company, from May 2011 to January 2013. From September 2003 until its acquisition by Qualcomm Incorporated, a digital wireless communications products and services, in May 2011, Mr. Lazar served as Chief Financial Officer and Secretary of Atheros Communications, Inc., a provider of communications semiconductor solutions, as well as other executive roles. From August 1999 to May 2002, Mr. Lazar served in a variety of positions at NetRatings, Inc., an Internet audience measurement and analysis company, most recently as Executive Vice President of Corporate Development, Chief Financial Officer and Secretary. He currently serves as a member of the board of directors at Silicon Laboratories Inc. Mr. Lazar is a Certified Public Accountant and holds a B.S. in Commerce with an emphasis in Accounting from Santa Clara University.

Nina Richardson has served as our Chief Operating Officer since February 2013. From March 2006 to January 2013, Ms. Richardson provided operations consulting and interim operations management services for a variety of companies. From October 2008 to July 2009, Ms. Richardson was the Chief Administrative Officer of Riverwood Solutions, a supply chain solutions provider. From October 1999 to March 2005, Ms. Richardson held various executive positions at Flextronics International, Ltd., a manufacturing services company, including Vice President of Worldwide Design for Imaging and Printing, Vice President and Global Account Manager of the Hewlett Packard Account and Vice President and General Manager of Flextronics’ Cisco Business Unit. In November 2003, Ms. Richardson co-founded Three Rivers Energy, Inc., an energy services company, where she continues to serve as a managing director. Ms. Richardson holds a B.S. in Industrial Engineering from Purdue University and an Executive M.B.A. from Pepperdine University.

Paul Crandell has served as our Vice President of Marketing since August 2011. From January 2009 to August 2011, Mr. Crandell was the Co-founder of Q Sport Architects, a marketing consulting firm. From November 2007 to November 2008, Mr. Crandell was the Vice President of Marketing at ICON Aircraft, an aircraft design and production company. From November 1998 to October 2007, Mr. Crandell served in various positions at Red Bull North America, a beverage manufacturer, including as the Director of Sports Marketing from December 2005 to October 2007. Mr. Crandell holds a B.A. in Law and Society from the University of California, Santa Barbara.

Sharon Zezima has served as our General Counsel since September 2013 and as our Corporate Secretary since October 2013. From February 2012 to September 2013, Ms. Zezima was the Vice President and General Counsel at Marketo, Inc., a cloud-based marketing software company. Prior to joining Marketo, Ms. Zezima served in various positions at Electronic Arts Inc., a developer and distributor of interactive entertainment content and services, from September 2000 to February 2012, most recently as Vice President and General Counsel. Ms. Zezima holds a J.D. from the University of Chicago and an A.B. in American Studies from Smith College.

Other executive management

Fabrice Barbier has served as our Senior Vice President of Product Development since May 2013, and served as our Vice President of Engineering from February 2011 to February 2013. From February 2009 to February 2011, Mr. Barbier was the Senior Director of Technology Touch and Display at Flextronics and from July 2007 to January 2009, he was its Senior Director of Product Management. Since 2006, Mr. Barbier has been a director of Barbier Ebelmann, a precision mechanics company. Mr. Barbier holds a B.S. in Mechanical Engineering and a Masters in Mechanical Engineering from Ecole Nationale Superieure de Mecanique et des Microtechniques.

George “Jeff” Brown has served as our Vice President of Communications since January 2014. From April 2010 to October 2013, Mr. Brown was the Senior Vice President of Communications and Public Affairs for Electronic Arts, where he was also the Vice President of Communications and Public Affairs from December 1999 to April 2010. Mr. Brown also served in a variety of roles at PepsiCo Inc., a food and beverage company, most recently as Director of Public Relations in December of 1999. Mr. Brown holds a B.A. in Journalism from the University of Minnesota.

Jonathan Harris has served as our Senior Vice President of Sales since January 2014, and served as our Vice President of Sales from June 2010 to January 2014. From February 2009 to June 2010, Mr. Harris was the Vice President of Business Development at SugarSync, Inc., a cloud-based document storage company. From January 2007 to February 2009, Mr. Harris was the Vice President of Sales at Aliph, Inc., a provider of wearable technology and audio devices. From October 2005 to May 2007, Mr. Harris was the Director of Sales at Check Point Software Technologies Ltd., an Internet security services provider. Mr. Harris holds a B.A. in Marketing from the Southern Methodist University.

Ronald LaValley has served as our Senior Vice President of Operations since December 2011. From 2000 to December 2011, Mr. LaValley served in various positions at Flextronics, including the Vice President of Logistics and Vice President of Supply Chain Solutions, and most recently as the Vice President and General Manager of the Milpitas Operations. Mr. LaValley holds a B.S. in Mechanical Engineering and Aeronautical Engineering from the University of California, Davis and an M.B.A. from Santa Clara University.

Board of directors

John Ball has served on our board of directors since December 2011. Mr. Ball is the Founder and has served as Managing Partner of Steamboat Ventures, a venture capital firm. Mr. Ball was a senior executive in the Corporate Development group for The Walt Disney Company, a family entertainment and media company, from June 1996 to September 2000 and served as Director of Mergers & Acquisitions at Dames & Moore, a global engineering services company, from September 1992 to June 1996. Mr. Ball holds a B.A. in Biological Sciences from Tufts University and an M.B.A. from Harvard Business School. We believe Mr. Ball is qualified to serve as a member of our board of directors based on his experience on the boards of directors of numerous companies and based on his extensive corporate management experience.

Edward Gilhuly has served on our board of directors since March 2011. Mr. Gilhuly is the Founder and has served as Managing Partner at Sageview Capital, a private investment firm since May 2006. Prior to forming Sageview Capital, Mr. Gilhuly worked for 19 years at Kohlberg Kravis Roberts & Co., a private equity firm, where he was a Partner from 1994 to 2005 and a member of the firm’s investment committee from its formation in 2000 until his departure in 2005. Mr. Gilhuly currently serves on the board of directors of Envivio, Inc. and two private companies as well as the board of trustees of Duke University. Mr. Gilhuly holds a B.A. in Economics and History from Duke University and an M.B.A. from Stanford University. We believe Mr. Gilhuly is qualified to serve as a member of our board of directors based on his experience on the boards of directors of numerous companies, his extensive corporate management experience and his significant experience in private equity and finance.

Kenneth Goldman has served on our board of directors since December 2013. Since October 2012, Mr. Goldman has served as the Chief Financial Officer of Yahoo! Inc., an Internet commerce website. From September 2007 to October 2012, he was Chief Financial Officer of Fortinet Inc., a provider of threat management technologies. From November 2006 to August 2007, Mr. Goldman served as Executive Vice President and Chief Financial Officer of Dexterra, Inc., a mobile enterprise software company. From August 2000 until March 2006, Mr. Goldman served as Senior Vice President of Finance and Administration and Chief Financial Officer of Siebel Systems, Inc., a supplier of customer software solutions and services. Mr. Goldman currently serves on the board of directors of Infinera Corporation, NXP Semiconductor N.V., Gigamon Inc. and Yahoo! Japan, as well as the board of trustees of Cornell University. Mr. Goldman holds a B.A. in Electrical Engineering from Cornell University and an M.B.A. from Harvard Business School. We believe Mr. Goldman is qualified to serve as a member of our board of directors based on his experience on the boards of directors of numerous companies, his extensive executive experience and his service as a member of the Financial Accounting Standards Board Advisory Council. He provides a high level of expertise and significant leadership experience in the areas of finance, accounting and audit oversight.

Michael Marks has served on our board of directors since February 2011. Mr. Marks has been a Founding Partner of Riverwood Capital, LLC, a private equity firm, since March 2007. From August 2007 to November 2007, Mr. Marks was interim Chief Executive Officer of Tesla Motors, Inc., an electric vehicle designer and manufacturer. Mr. Marks was a senior adviser from January 2007 to January 2008 and a member from January 2006 to January 2007 at Kohlberg Kravis Roberts & Co., a private equity firm. From January 1994 to January 2006, Mr. Marks was Chief Executive Officer of Flextronics. Mr. Marks currently serves as a member of the board of directors of Schlumberger Limited and SanDisk Corporation, where he is currently Chairman. Mr. Marks holds a B.A. and an M.A. in Psychology from Oberlin College and an M.B.A. from Harvard Business School. We believe Mr. Marks is qualified to serve as a member of our board of directors based on his significant experience as the chief executive officer and member of the boards of directors of various companies, his expertise in financial and accounting matters and his expertise in private equity matters.

Jill Woodman has served on our board of directors since October 2010. From January 2003 to May 2010, Ms. Woodman served as our Sales Manager. She holds a B.A. in Human Development from University of California, San Diego. We believe Ms. Woodman is qualified to serve as a member of our board of directors because of her knowledge of, and history with, our company.

Board of directors

Pursuant to a voting agreement, dated February 25, 2011, as amended, Messrs. Ball, Gilhuly, Goldman, Marks and Woodman and Ms. Woodman were designated to serve as members of our board of directors. Messrs. Marks and Gihuly were elected as the representatives of the Series A preferred stock, Messrs. Woodman and Goldman and Ms. Woodman were elected by the holders of a majority of the shares of our common stock and Mr. Ball was elected by the holders of a majority of the shares of our preferred stock and common stock, voting together as a single class. The voting agreement will terminate upon the closing of this offering and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors. All the current members of our board of directions will continue to serve on our board of directors following the closing of the offering until the earlier of their resignation or their successors are duly elected or appointed.

In connection with the closing of this offering, we will file our restated certificate of incorporation. The restated certificate of incorporation will divide our board of directors into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes of directors continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	Class I directors will be and and their initial term will expire at the annual meeting of stockholders expected to be held in 2014;

•	Class II directors will be and and their initial term will expire at the annual meeting of stockholders expected to be held in 2015; and

•	Class III directors will be and and their initial term will expire at the annual meeting of stockholders expected to be held in 2016.

In addition, our amended and restated bylaws and restated certificate of incorporation will provide that only the board of directors may fill vacancies on the board of directors until the next annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

This classification of the board of directors and the provisions described above may have the effect of delaying or preventing changes in our control or management. See “Description of capital stock—Anti-takeover provisions—Restated certificate of incorporation and restated bylaw provisions.”

Board leadership structure and risk oversight

Our board of directors does not have a policy on whether the role of the chairman and chief executive officer should be separate and believes that it should maintain flexibility to select a chairman and board leadership structure from time to time. Currently, the board of directors believes that it is in the best interest of the company and its stockholders for Mr. Woodman to serve in both roles given his knowledge of our company and industry. Because Mr. Woodman is our Chief Executive Officer and Chairman, our board of directors appointed Mr. Marks to serve as our lead independent director. As lead independent director, Mr. Marks will, among other responsibilities, preside over regularly scheduled meetings at which only our independent directors are present, serve as a liaison between the chairperson and the independent directors, and perform such additional duties as our board of directors may otherwise determine and delegate.

Our board of directors is primarily responsible for overseeing our risk management processes. Our board of directors, as a whole, determines the appropriate level of risk for our company, assesses the specific risks that we face and reviews management’s strategies for adequately mitigating and managing the identified risks. Although our board of directors administers this risk management oversight function, our audit committee, governance and nominating committee and compensation committee support our board of directors in discharging its oversight duties and address risks inherent in their respective areas. We believe this division of responsibilities is an effective approach for addressing the risks we face and that our board leadership structure supports this approach.

Director independence

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that Messrs. Ball, Gilhuly, Goldman and Marks, representing four of our six directors, are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the                     . In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section titled “Certain relationships and related party transactions.”

Committees of the board of directors

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee. The composition and responsibilities of each committee are described below. Immediately prior to the closing of this offering, copies of the charters for each committee will be available on the investor relations portion of our website at www.gopro.com. Members serve on these committees until their resignations or removal.

Audit committee

Our audit committee is comprised of Mr. Goldman, who serves as the chairman, and Mr. Gilhuly, each of whom, our board of directors has determined, meets the requirements for independence under the current              and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that Mr. Goldman is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K of the Securities Act. We intend to appoint a third independent director to our audit committee within one year from the date of this prospectus pursuant to the transition provisions of the              rules.

All audit services to be provided to us and all permissible non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm will be approved in advance by our audit committee. Our audit committee, among other things:

•	selects a firm to serve as independent registered public accounting firm to audit our financial statements;

•	helps to ensure the independence of the independent registered public accounting firm;

•

discusses the scope and results of the audit with the independent registered public accounting firm, and reviews, with management and the independent accountants, our interim and year-end operating results;

•	develops procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considers the adequacy of our internal accounting controls and audit procedures; and

•	approves all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation committee

Our compensation committee is comprised of Mr. Marks, who serves as the chairman, and Mr. Gilhuly. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the current              listing standards. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee, among other things:

•	reviews and determines the compensation of our executive officers;

•	administers our stock and equity incentive plans;

•	reviews and makes recommendations to our board with respect to incentive compensation and equity plans; and

•	establishes and reviews general policies relating to compensation and benefits of our employees.

Nominating and governance committee

The nominating and governance committee is comprised of Mr. Gilhuly, who serves as the chairman, and Mr. Marks. Our board of directors has determined that immediately prior to the effectiveness of this offering, the composition of our nominating and governance committee will meet the requirements for independence under the current              listing standards. Our nominating and governance committee, among other things:

•	identifies, evaluates and recommends nominees to our board of directors and committees of our board of directors;

•	conducts searches for appropriate directors;

•	evaluates the performance of our board of directors and of individual directors;

•	considers and makes recommendations to the board of directors regarding the composition of the board and its committees and related compensation;

•	reviews related party transactions and proposed waivers of the code of conduct;

•	reviews developments in corporate governance practices;

•	evaluates the adequacy of our corporate governance practices and reporting; and

•	makes recommendations to our board of directors concerning corporate governance matters.

Code of business conduct and ethics

In connection with this offering, we will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors. Immediately prior to the effectiveness of this offering, the full text of our code of business conduct and ethics will be posted on the investor relations section of our website at www.gopro.com.

Compensation committee interlocks and insider participation

None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or our compensation committee.

Director compensation

We have no formal policy relating to the granting of equity awards to our directors, however, the non-employee members of our board of directors who are not affiliated with our institutional investors generally receive stock option awards upon commencement of their service as directors. The following table presents the total compensation earned in the year ended December 31, 2013 for each non-employee member of our board of directors. Other than described below, we did not pay any fees to, reimburse any expenses of, make any equity awards or non-equity awards to, or pay any other compensation to the non-employee members of our board of directors. Nicholas Woodman, our Chief Executive Officer, received no compensation for his service as a director.

The following table provides information regarding compensation of our non-employee directors for 2013.

Name and principal position	Fees earned or paid in cash ($)	Option awards ($)(1)(2)	All other compensation ($)	Total ($)

Kenneth Goldman	$—	$911,427	$—	$911,427
John Ball	—	—	—	—
Edward Gilhuly	—	—	—	—
Michael Marks	—	—	—	—
Jill Woodman	—	—	—	—

(1)	The amounts reported in this column represent the aggregate grant date value of option awards made to directors in 2013 computed in accordance with FASB ASC Topic 718.

(2)

The option vests as to 1/4th of the shares of Class B common stock underlying the option on the first anniversary of the vesting commencement date and as to 1/48th of the shares underlying the option each month thereafter. In addition, in the event of a qualified acquisition, the option shall vest as to an additional 1/4th of the total shares underlying the option.

We have not yet determined our director compensation arrangements to be in effect following the closing of this offering. However, in the near future we intend to develop a policy to provide customary compensation to our non-employee directors for their services in that capacity following the completion of this offering.

Executive compensation

2013 summary compensation table

The following table provides information regarding compensation received by our named executive officers for 2013.

Name and Principal Position	Salary ($)(1)	Bonus ($)(2)	Option awards ($)(3)	All other compensation ($)		Total ($)

Nicholas Woodman	$800,000	$112,500	$—	$49,591	(4)	$962,091
Chief Executive Officer
Nina Richardson	287,986	8,125	3,253,336	—		$3,549,448
Chief Operations Officer
Paul Crandell	267,981	40,576	542,628	—		$851,184
Vice President, Marketing

(1)	The amounts in this column include any salary contributed by the named executive officer to our 401(k) plan.

(2)	The amounts reported in this column represent the named executive officer’s bonus awards, which we award on a discretionary basis based on individual and overall company performance. These amounts were earned in the year paid.

(3)	The amounts reported in this column represent the aggregate grant date value of option awards made to the named executive officer in 2013 computed in accordance with FASB ASC Topic 718 and excluding the effect of estimated forfeitures.

(4)	The amount reported in this column represents the cost of Mr. Woodman’s personal use of cars provided by us, including depreciation attributed to his personal use of the cars, maintenance and repair costs, insurance premiums and registration fees.

Outstanding equity awards at December 31, 2013

The following table provides information regarding each unexercised stock option held by each of our named executive officers as of December 31, 2013.

	Number of securities underlying unexercised options(1)			Option exercise price(2)	Option expiration date
Name	Exercisable	Unexercisable

Nicholas Woodman	—	—		—	—
Nina Richardson	0	450,000	(3)	$13.72	02/18/2023
Paul Crandell	171,700	125,000		$1.5167	10/25/2021
Paul Crandell	0	75,000		$13.72	02/18/2023

(1)

Except as otherwise described in these footnotes, all options vest as to 1/4th of the shares of Class B common stock underlying the options on the first anniversary of the vesting commencement date and as to 1/48th of the shares underlying the option each month thereafter. The vesting commencement date for Ms. Richardson’s option grant is February 12, 2013 and the vesting commencement date for Mr. Crandell’s option grants are August 15, 2011 and February 19, 2013, respectively. Any options exercised prior to their vesting date would be subject to forfeiture as specified in the 2010 Plan. In addition, if the executive is subject to a qualified termination in connection with a change in control, then the shares underlying any unvested equity award shall vest immediately prior to the termination of the executive, pursuant to the severance and change in control policy adopted in January 2014 (described below).

(2)	Represents the fair market value of a share of our Class B common stock, as determined by our board of directors, on the grant date. See the section titled “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies and estimates—Stock-based compensation” for a discussion of the valuation of our Class B common stock.

(3)	In addition to the time-based vesting indicated in footnote (1), if we achieve the goals approved by our board of directors under our 2014 Operating Plan, then an additional 25,000 of the shares will become vested and exercisable on February 12, 2015.

Pension benefits

None of our named executive officers is a participant in any defined benefit plans.

Nonqualified deferred compensation

We do not offer any nonqualified deferred compensation plans.

Employment, severance and change in control agreements

Nina Richardson

In February, 2013, we entered into an offer letter with Nina Richardson for her services as our Chief Operating Officer. The offer letter provided that Ms. Richardson’s option to purchase 450,000 shares of Class B common stock would vest 25% on the 12 month anniversary of her commencement of employment and in equal monthly installments over the 36 months thereafter subject to her continuous service. In addition, the offer letter provides that 25,000 option shares would vest in the event that we achieve our 2014 Operating Plan as approved and certified by our board of directors. In addition, the offer letter provides that in the event of a qualified termination within 12 months following a change of control, Ms. Richardson’s stock option would receive 12 months of accelerated vesting. Subsequent to the execution of the offer letter, we entered into a Change in Control Severance Agreement with Ms. Richardson. The terms of the Change in Control Severance Agreement are described in detail below and it provides that in the event of a qualified termination following a change of control, Ms. Richardson shall be entitled to the better of any acceleration currently applicable to her 450,000 option shares or the acceleration applicable under the Change in Control Severance Agreement.

Potential payments upon termination or change in control

In January 2014, we adopted a severance and change in control policy applicable to our executive officers and certain other employees pursuant to which each executive officer entered into a severance agreement. The severance agreement with each of our named executive officers has a term ending December 31, 2016 with automatic three-year renewals unless terminated by either party and requires us to pay certain benefits upon a qualifying termination, which occurs when the employee’s employment is terminated by us without cause, or he or she resigns with good reason, within three months preceding or 12 months following a change in control. Under his agreement, Mr. Woodman would be eligible for severance benefits of 18 months of his then-current base pay, 150% of his target bonus or, if greater, his most recent annual bonus, and $3,000 per month for 18 months in lieu of employee benefits upon a qualifying termination. Under their agreement, each of Ms. Richardson and Mr. Crandell would be eligible for severance benefits of 12 months of then-current base pay, 100% of target bonus or, if greater, her or his most recent annual bonus, and $3,000 per month for 12 months in lieu of employee benefits upon a qualifying termination.

In addition, upon a qualifying termination, the shares underlying all unvested equity awards held by each such person immediately prior to such termination will become vested and exercisable in full. The severance payments under the change of control severance agreements with each of our executive officers are contingent upon such executive officer’s execution, delivery and non-revocation of a release and waiver of claims satisfactory to us within 45 days of such executive officer’s separation from service.

Employee benefit plans

2010 equity incentive plan

Our board of directors approved, and our stockholders adopted, 2010 Plan in August 2010. Our 2010 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees or any parent or subsidiary’s employees, and for the grant of nonstatutory stock options to our employees, directors and consultants and any parent or subsidiary’s employees and consultants. Stock appreciation rights, restricted stock and RSUs may also be granted under the 2010 Plan. As of December 31, 2013, an aggregate of 32,420,000 shares of our Class B common stock are reserved for issuance under our 2010 Plan. Upon the signing of the underwriting agreement relating to this offering, no further equity grants will be made under our 2010 Plan. We intend to grant all future equity awards under the 2014 Plan and the ESPP. However, all stock options and RSUs granted under our 2010 Plan will continue to be governed by the terms of our 2010 Plan. The purposes of the 2010 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants and to promote the success of our business.

Administration.    Subject to the terms of the 2010 Plan, our board of directors or an authorized committee, referred to as the compensation committee, has the discretion to make all decisions implementing the 2010 Plan including the power to determine recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the compensation committee will also determine the exercise price of options granted, and the consideration (if any) to be paid for restricted stock awards.

Stock options.    Incentive and nonstatutory stock options are granted pursuant to stock option agreements adopted by the compensation committee. Generally, the exercise price for an incentive stock option or a nonstatutory stock option cannot be less than 100% of the fair market value of the Class B common stock subject to the option on the date of grant. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock comprising more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (b) the term of the incentive stock option does not exceed five years from the date of grant. Options granted under the 2010 Plan generally vest over a four-year period. A stock option agreement may provide for early exercise prior to vesting and rights of repurchase.

The term of stock options granted under the 2010 Plan may not exceed 10 years. Unless the terms of an optionholder’s stock option agreement provides for earlier or later termination, if an optionholder’s service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionholder, or his or her beneficiary, may exercise any vested options up to the 12 months after the date the service relationship ends. If an optionholder’s service relationship with us, or any affiliate of ours, ceases without cause for any reason other than disability or death, the optionholder may exercise any vested options for a period of time set forth in the applicable stock option agreement, which is generally three months, but may not be less than 30 days after the date the service relationship ends. In no event may an option be exercised after its expiration date.

The forms of consideration for the purchase of our Class B common stock under the 2010 Plan that the compensation committee may approve include cash, check, full recourse promissory note, cancellation of indebtedness, waiver of accrued compensation, shares of stock already owned, consideration paid through a formal cashless exercise program or same day sale program, any other form of consideration approved by the compensation committee or any combination of such consideration.

Limitations.    The aggregate fair market value, determined at the time of grant, of shares of our Class B common stock with respect to incentive stock options that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as nonstatutory stock options.

Stock appreciation rights.    Our 2010 Plan also permits the issuance of stock appreciation rights that provide for a payment, or payments, in cash or shares of our Class B common stock, to the holder based upon the increase in the fair market value of our Class B common stock on the date of exercise from the stated exercise price (subject to any maximum number of shares as may be specified in the applicable award agreement). Stock appreciation rights expire under the same rules that apply to stock options.

Restricted stock.    Our 2010 Plan also permits the issuance of restricted stock.

Restricted stock units.    Our 2010 Plan also permits the issuance of RSUs to our service providers. RSUs granted under our 2010 Plan represent the right to receive shares of our Class B common stock or cash payment at a specified future date and may be subject to vesting requirements.

Transferability.    Unless the compensation committee permits otherwise, stock may not be transferred, except by will or by the laws of descent or distribution. However, nonstatutory stock options that may be transferred to immediate family members or certain trusts.

Changes to capitalization.    In the event that there is a specified type of change in our capital structure not involving the receipt of consideration by us, such as a stock split, stock dividend or other recapitalization, the 2010 Plan provides for the proportional adjustment of the number of shares reserved under the 2010 Plan and the number of shares and exercise price, if applicable, of all outstanding stock awards.

Corporate transactions.    Unless otherwise provided in the award agreement, in the event of certain corporate transactions, any or all outstanding stock awards under the 2010 Plan may be assumed or substituted for by any surviving entity. If the surviving entity elects not to assume or substitute for such awards, such stock awards will terminate without vesting acceleration. In the event of our dissolution or liquidation, all outstanding options and stock appreciation rights under the 2010 Stock Plan will terminate immediately prior to such event without accelerating vesting.

Additional provisions.    Our board of directors has the authority to amend, alter, suspend or terminate the 2010 Plan. However, no amendment or termination of the plan may adversely affect any rights under awards already granted to a participant without the affected participant’s consent. No equity awards will be made under the 2010 Plan after the effective date of this offering and our 2014 Plan.

2014 equity incentive plan

We expect our board of directors to adopt our 2014 Plan, subject to stockholder approval, to become effective immediately prior to the closing of this offering. The 2014 Plan will terminate in 2023, unless sooner terminated by our board of directors. The purpose of the 2014 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The 2014 Plan is also designed to permit us to make cash-based awards and equity-based awards intended to qualify as “performance-based compensation” under Section 162(m) of the Code.

Stock awards.    The 2014 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards and other forms of equity compensation, or collectively, stock awards. In addition, the 2014 Plan provides for the grant of performance cash awards. Incentive stock options may be granted only to employees, subject to certain limitation described below. All other awards may be granted to employees, including officers, as well as directors and consultants.

The principal features of the 2014 Plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2014 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Share reserve.    We reserved              shares of our Class A common stock to be issued under our 2014 Plan. The number of shares reserved for issuance under our 2014 Plan will increase automatically on January 1 of each of our fiscal years beginning January 1, 2015 through the termination of the plan by the number of shares equal to     % of the total outstanding shares of our Class A common stock as of the immediately preceding December 31. However, our board of directors or compensation committee may reduce the amount of the increase in any particular year. In addition, the following shares will again be available for grant and issuance under our 2014 Plan:

•

shares subject to options or stock appreciation rights granted under our 2014 Plan that cease to be subject to the option or stock appreciation right for any reason other than exercise of the option or stock appreciation right;

•	shares subject to awards granted under our 2014 Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares subject to awards granted under our 2014 Plan that otherwise terminate without shares being issued;

•	shares surrendered, cancelled, or exchanged for cash or a different award (or combination thereof);

•	shares reserved but not issued or subject to outstanding grants under our 2010 Plan on the date of this prospectus;

•

shares issuable upon the exercise of options or subject to other awards under our 2010 Plan prior to the date of this prospectus that cease to be subject to such options or other awards by forfeiture or otherwise after the date of this prospectus;

•	shares issued under our 2010 Plan that are forfeited or repurchased by us after the date of this prospectus; and

•	shares subject to awards under our 2010 Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award.

As of the date hereof, no shares of our Class A common stock have been issued under the 2014 Plan. No person may be granted stock awards covering more than                 shares of our Class A common stock under the 2014 Plan during any calendar year pursuant to stock options or stock appreciation rights other than a new employee of ours, who will be eligible to receive no more than                 shares under the 2014 Plan in the calendar year in which the employee commences employment. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such stock awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

Administration.    Our 2014 Plan will be administered by our compensation committee, all of the members of which are outside directors as defined under applicable federal tax laws, or by our board of directors acting in place of our compensation committee. The compensation committee will have the authority to construe and interpret our 2014 Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.

The compensation committee has the authority to reprice any outstanding stock award (by reducing the exercise price of any outstanding option, canceling an option in exchange for cash or another equity award or any other action that may be deemed a repricing under generally accepted accounting provisions) under the 2014 Plan without the approval of our stockholders.

Stock options.    Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the compensation committee. The compensation committee determines the exercise price for a stock option, within the terms and conditions of the 2014 Plan, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of our Class A common stock on the date of grant, except where a higher exercise price is required in the case of certain incentive stock options, as described below.

We anticipate that in general, options will vest over a four-year period. Options may vest based on time or achievement of performance conditions. Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of options granted under our 2014 Plan is 10 years. The compensation committee determines the term of stock options granted under the 2014 Plan, up to a maximum of 10 years, except in the case of certain incentive stock options, as described below. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s relationship with us, or any of our affiliates, ceases for any reason other than for cause, disability or death, the optionholder may exercise any vested options for a period of three months following the cessation of service. If an optionholder’s service relationship with us is terminated for cause, then the option terminates immediately. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within the period (if any) specified in the award agreement following cessation of service, the optionholder or a beneficiary may exercise any vested options for a period of at least six months in the event of disability or death. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its maximum term.

Acceptable consideration for the purchase of Class A common stock issued upon the exercise of a stock option will be determined by the compensation committee and may include (a) cash, check, bank draft or money order, (b) a broker-assisted cashless exercise, (c) the tender of Class A common stock or Class B common stock previously owned by the optionholder, (d) cancellation of our indebtedness to the optionholder, (e) waiver of compensation due to the optionholder for services rendered and (f) other legal consideration approved by the compensation committee.

Unless the compensation committee provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may, however, designate a beneficiary who may exercise the option following the optionholder’s death.

Limitations on incentive stock options.    Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our Class A common stock with respect to incentive stock options that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock comprising more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted stock awards.    Restricted stock awards are granted pursuant to restricted stock award agreements adopted by our compensation committee. A restricted stock award is an offer by us to sell shares of our Class A common stock subject to restrictions. The price, if any, of a restricted stock award will be determined by our compensation committee. Restricted stock awards may be granted in consideration for (a) cash, check, bank draft or money order, (b) past or future services rendered to us or our affiliates, or (c) any other form of legal consideration determined by the compensation committee. Shares of Class A common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option or forfeiture restriction in our favor in accordance with a vesting schedule to be determined by the compensation committee. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the compensation committee. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested will be forfeited or subject to repurchase upon the participant’s cessation of continuous service for any reason.

Restricted stock unit awards.    RSU awards are granted pursuant to restricted stock unit award agreements adopted by our compensation committee. RSUs represent the right to receive shares of our Class A common stock at a specified date in the future, subject to forfeiture of that right because of termination of the holder’s services to us or the holder’s failure to achieve certain performance conditions. If a RSU has not been forfeited, then on the date specified in the RSU agreement, we may deliver to the holder of the RSU whole shares of our Class A common stock, which may be subject to additional restrictions, cash or a combination of our Class A common stock and cash. Our compensation committee may also permit the holders of the RSUs to defer payment to a date or dates after the RSU is earned, provided that the terms of the RSU and any deferral satisfy the requirements of Section 409A of the Code.

Stock appreciation rights.    Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the compensation committee. Stock appreciation rights provide for a payment, or payments, in cash or shares of our Class A common stock, to the holder based upon the increase in the fair market value of our Class A common stock on the date of exercise from the stated exercise price (subject to any maximum number of shares as may be specified in the applicable award agreement). The payment may occur upon the exercise of a stock appreciation right or deferred with such interest or dividend equivalent, if any, as our compensation committee determines, provided that the terms of the stock appreciation right and any deferral satisfy the requirements of Section 409A of the Code. The compensation committee determines the exercise price for a stock appreciation right which generally cannot be less than 100% of the fair market value of our Class A common stock on the date of grant. Stock appreciation rights may vest based on time or achievement of performance conditions. Stock appreciation rights expire under the same rules that apply to stock options.

Performance awards.    The 2014 Plan permits the grant of performance stock awards and performance cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code. To assure that the compensation attributable to performance-based awards will so qualify, our committee can structure such awards so that stock will be issued or paid pursuant to such award only upon the achievement of certain pre-established performance goals during a designated performance period. The maximum benefit number of shares that may be granted to a participant in any calendar year attributable to performance stock awards may not exceed                 shares of Class A common stock and the maximum value that may be granted to a participant in any calendar year attributable to performance cash awards may not exceed $            .

Other stock awards.    Our compensation committee may grant other awards based in whole or in part by reference to our Class A common stock. The compensation committee will set the number of shares under the award and all other terms and conditions of such awards.

Changes to capital structure.    In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the class and maximum number of shares reserved under the 2014 Plan, (b) the class and maximum number of shares subject to options, stock appreciation rights and performance stock awards that can be granted in a calendar year, (c) the class and maximum number of shares that may be issued upon exercise of incentive stock options, (d) the maximum number of shares that may be awarded to a member of our board of directors, and (e) the number of shares and exercise price, if applicable, of all outstanding stock awards.

Corporate transactions.    The 2014 Plan provides that, in the event of a sale, lease or other disposition of all or substantially all of the assets of us or specified types of mergers or consolidations (each, a “corporate transaction”), outstanding awards under our 2014 Plan may be assumed or replaced by any surviving or acquiring corporation; the surviving or acquiring corporation may substitute similar awards for those outstanding under the 2014 Plan; outstanding awards may be settled for the full value of such outstanding award (whether or not then vested or exercisable) in cash or securities of the successor entity with payment deferred until the date or dates the award would have become exercisable or vested; or outstanding awards may be terminated for no consideration. Our board of directors has the discretion to provide that a stock award under the 2014 Plan will immediately vest as to all or any portion of the shares subject to the stock award at the time of a corporate transaction or in the event a participant’s service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of the transaction. Stock awards held by participants under the 2014 Plan will not vest automatically on such an accelerated basis unless specifically provided in the participant’s applicable award agreement.

Plan suspension or termination.    Our board of directors has the authority to suspend or terminate the 2014 Plan at any time provided that such action does not impair the existing rights of any participant.

Securities laws and federal income taxes.    The 2014 Plan is designed to comply with various securities and federal tax laws as follows:

•

Securities laws.    The 2014 Plan is intended to conform to all provisions of the Securities Act of 1933, as amended, and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3. The 2014 Plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

•

Section 409A of the Code.    Certain awards under the 2014 Plan may be considered “nonqualified deferred compensation” for purposes of Section 409A of the Code, which imposes certain additional requirements regarding the payment of deferred compensation. Generally, if at any time during a taxable year a nonqualified deferred compensation plan fails to meet the requirements of Section 409A, or is not operated in accordance with those requirements, all amounts deferred under the 2014 Plan and all other equity incentive plans for the taxable year and all preceding taxable years, by any participant with respect to whom the failure relates, are includible in gross income for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A, the amount also is subject to interest and an additional income tax. The interest imposed is equal to the interest at the underpayment rate plus one percentage point, imposed on the underpayments that would have occurred had the compensation been includible in income for the taxable year when first deferred, or if later, when not subject to a substantial risk of forfeiture. The additional federal income tax is equal to 20% of the compensation required to be included in gross income. In addition, certain states, including California, have laws similar to Section 409A, which impose additional state penalty taxes on such compensation.

•

Section 162(m) of the Code.    In general, under Section 162(m) of the Code, income tax deductions of publicly held corporations may be limited to the extent total compensation (including, but not limited to, base salary, annual bonus, and income attributable to stock option exercises and other non-qualified benefits) for certain executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the Code) in any taxable year of the corporation. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to, and approved by, stockholders. In particular, stock options and stock appreciation rights will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the 2014 Plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date.

We have attempted to structure the 2014 Plan in such a manner that the compensation attributable to stock options, stock appreciation rights and other performance-based awards which meet the other requirements of Section 162(m) will not be subject to the $1,000,000 limitation. We have not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue.

2014 employee stock purchase plan

We expect our board of directors to adopt our ESPP, subject to stockholder approval, to become effective upon the effectiveness of this offering. The purpose of the ESPP is to assist us in retaining the services of new employees and securing the services of new and existing employees while providing incentives for such individuals to exert maximum efforts toward our success.

Share reserve.    Following this offering, the ESPP authorizes the issuance of                  shares of our Class A common stock pursuant to purchase rights granted to our employees or to employees of our subsidiaries. The number of shares of our Class A common stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2015 through January 1, 2024, by the lesser of         % of the total number of shares of our Class A common stock outstanding on December 31 of the preceding calendar year or a number determined by our board of directors. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. As of the date hereof, no shares of our Class A common stock have been purchased under the ESPP. No more than                  shares of our Class A common stock may be issued under our ESPP, and no other shares may be added to this plan without the approval of our stockholders.

Administration.    Our board of directors has delegated its authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings of purchase rights to eligible employees. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which                  shares of our Class A common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances.

Payroll deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of our Class A common stock under the ESPP. Unless otherwise determined by our board of directors, Class A common stock will be purchased for accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of our Class A common stock on the first date of an offering or (b) 85% of the fair market value of a share of our Class A common stock on the date of purchase.

Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors: (a) customarily employed for more than 20 hours per week, (b) customarily employed for more than five months per calendar year or (c) continuous employment with us or one of our affiliates for a period of time not to exceed two years. No holder will have the right to purchase our shares at a rate which, when aggregated with purchase rights under all our employee stock purchase plans that are also outstanding in the same calendar year(s), have a fair market value of more than $25,000, determined in accordance with Section 423 of the Code, for each calendar year in which that right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Code Section 424(d).

Changes to capital structure.    In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (a) the number of shares reserved under the ESPP, (b) the maximum number of shares that may be issued under the ESPP and (c) the number of shares and purchase price of all outstanding purchase rights.

Corporate transactions.    In the event of a change in control transaction, each outstanding right to purchase shares under our ESPP may be assumed or substituted by our successor. In the event that the successor refuses to assume or substitute the outstanding purchase rights, any offering periods that commenced prior to the closing of the proposed change in control transaction will be shortened and terminated on a new purchase date. The new purchase date will occur prior to the closing of the proposed change in control and our ESPP will then terminate on the closing of the proposed change in control.

Plan amendment or termination.    Our board has the authority to amend or terminate the ESPP at any time. If our board determines that the amendment or termination of an offering is in our best interests and the best interests of our stockholders, then our board may terminate any offering on any purchase date, establish a new purchase date with respect to any offering then in progress, terminate any offering and return any money contributed by participants that has not been used to purchase shares back to the participants. We will obtain stockholder approval of any amendment to the ESPP as required by applicable law.

401(k) plan

We maintain a defined contribution employee retirement plan for our U.S. employees. The plan is intended to qualify as a tax-qualified 401(k) plan so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan. Participants may make pre-tax contributions to the 401(k) plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Code. The 401(k) plan provides that each participant may contribute up to 100% of eligible compensation on a pre-tax or, in the case of the Roth 401(k), after tax basis into their accounts. Participants who are at least 50 years old may also contribute additional amounts based on the statutory limits for “catch-up” contributions. Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee. Although the 401(k) plan provides for a discretionary employer profit sharing contribution and a discretionary employer matching contribution, we have not made any such contributions on behalf of participating employees to date.

Limitation of liability and indemnification of directors and officers

Our restated certificate of incorporation, which will become effective upon the closing of this offering, will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Our amended and restated bylaws, which will become effective upon the closing of this offering, will provide that we shall indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our restated bylaws will provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Prior to the closing of this offering, we intend to obtain insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

Prior to the closing of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements may also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

At present, we are not aware of any pending litigation or proceeding for which indemnification is sought involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, and we are not aware of any threatened litigation that may result in claims for indemnification.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Certain relationships and related person transactions

Other than compensation arrangements, the following is a description of each transaction since January 1, 2011 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Compensation arrangements for our directors and named executive officers are described elsewhere in this prospectus.

Series A preferred stock dividend and financing

In February 2011, we declared a stock dividend pursuant to which each holder of our common stock as of such date received 0.078946 shares of our Series A preferred stock for each share of our common stock then held. In March 2011, we declared a second stock dividend pursuant to which each holder of our common stock as of such date received 0.205689 shares of our Series A preferred stock for each share of our common stock then held. As of the record date of both stock dividends, Nicholas Woodman and Dean Woodman, Nicholas Woodman’s father, were the only holders of our common stock. Nicholas Woodman has served as our Chief Executive Officer and as a director since February 2004 and each of Nicholas Woodman and Dean Woodman beneficially own more than 5% of our capital stock.

In February 2011, we issued and sold to accredited investors an aggregate of 7,894,632 shares of Series A preferred stock, at a purchase price of $2.533367 per share, for aggregate consideration of $20.0 million pursuant to the Series A Preferred Stock Purchase Agreement dated February 19, 2011. In connection with the Series A preferred stock financing, Nicholas Woodman and Dean Woodman sold 24,155,730 and 2,683,977 shares of Series A preferred stock, respectively, which constituted all of the shares of Series A preferred stock they received in connection with the stock dividend described above, at a purchase price of $2.533367 per share, for aggregate consideration of $61.2 million and $6.8 million, respectively. Further, in connection with this Series A preferred stock financing, Nicholas Woodman and Dean Woodman contributed 24,155,730 and 2,683,977 shares of common stock, respectively, to us at no cost and as an inducement to investors to participate in this preferred stock financing.

In connection with the Series A preferred stock financing, (i) RW Camera Holdings LLC, or RW Camera acquired 7,894,632 shares of Series A preferred stock from us for aggregate consideration of $20.0 million and 12,994,494 shares of Series A preferred stock from Nicholas Woodman and Dean Woodman for aggregate consideration of $32.9 million, and (ii) Sageview Capital Master, L.P., or Sageview Master, acquired 7,894,635 shares of Series A preferred stock from Nicholas Woodman and Dean Woodman for aggregate consideration of $20.0 million. RW Camera and Sageview Master each hold more than 5% of our capital stock. Michael Marks, one of our directors, is an affiliate of RW Camera. Edward Gilhuly, one of our directors, is an affiliate of Sageview Master.

Investors’ rights agreement

In connection with our Series A preferred stock financing, we entered into an investors’ rights agreement, dated February 25, 2011 and amended on March 10, 2011, with the holders of our redeemable convertible preferred stock, including entities affiliated with certain of our directors. Pursuant to such investors’ rights agreement, the holders of our redeemable convertible preferred stock are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. For a more detailed description of these registration rights see the section titled “Description of capital stock—Registration rights.”

Dividend

On December 19, 2012, we declared cash dividends of $117.4 million pursuant to which each holder of our common stock as of December 21, 2012 received $1.050965 for each share then held by such stockholder (on an as-converted to common stock basis). The following directors, executive officers and holders of more then 5% of our capital stock, or their affiliates, received the dividend payments listed below:

Directors, Executive Officers and 5% Stockholders (or Affiliates)	Total Dividend Received

Nicholas Woodman and Jill R. Woodman, as Co-Trustees of the Woodman Family Trust under Trust Agreement dated March 11, 2011(1)	$57,114,689
RW Camera Holdings LLC(2)	19,291,998
Foxteq Holdings Inc.	12,306,093
Sageview Capital Master, L.P.(3)	7,291,032
Dean Woodman(4)	7,625,825
John Ball(5)	3,645,515
Andrea Moody	446,204
Pilar Woodman	446,204
Concepcion Federman	315,290
Irwin Federman	315,290

(1)	Nicholas Woodman is our Chief Executive Officer and Chairman and Ms. Woodman is a member of our board of directors.

(2)	Mr. Marks, a member of our board of directors, is an affiliate of RW Camera Holdings LLC.

(3)	Mr. Gilhuly, a member of our board of directors, is an affiliate of Sageview Capital Master, L.P.

(4)	Includes dividend payments to Dean Woodman a holder of 5% or more of our capital stock as his sole and separate property and as certain community property, and the Dean S. Woodman 2010 Irrevocable Trust dated December 3, 2010 of which family members of Mr. Woodman are beneficiaries.

(5)	Steamboat Ventures Holdings V, L.P. is an affiliate of Mr. Ball.

Offer letters and change in control agreements

We have entered into offer letters and change in control agreements with our executive officers that, among other things, provide for severance and change in control benefits. See “Executive compensation—Employment, severance and change in control agreements” for information about these agreements.

Share of proceeds from sale of equity securities

During our development stage, Mr. Woodman, our Chief Executive Officer, entered into a verbal agreement with Neil Dana, an employee since October 2004, pursuant to which Mr. Woodman agreed to share 10% of any proceeds he received from the sale of our equity securities. Pursuant to Mr. Woodman’s agreement with Mr. Dana, in March 2011, we paid Mr. Dana a cash payment of $6.1 million, and Mr. Woodman reimbursed us in the amount of $6.1 million. We recorded the payment to Mr. Dana as compensation expense. In release of any claim Mr. Dana had to further payments under his agreement with Mr. Woodman, in June 2011 we issued Mr. Dana fully vested options to purchase 6,584,427 shares of Class B common stock under our 2010 Plan at an exercise price of $0.763 per share, and in December 2011 issued to him 270,000 RSUs under our 2010 Plan that will be settled upon a qualified acquisition. We recorded compensation expense of $6.8 million in connection with the issuance of these options. In connection with our equity awards to Mr. Dana, Mr. Woodman entered into an agreement with us in December 2011 pursuant to which he agreed to contribute back to us the same number of shares of Class B common stock as are issued pursuant to the exercise of Mr. Dana’s options.

Mr. Dana has been employed by us since October 2004. During 2011, 2012 and 2013, Mr. Dana had total cash compensation, including base salary, bonus and other compensation, of $6.3 million (inclusive of the $6.1 million payment described above), $212,192 and $240,982, respectively.

Employment arrangements with and equity grants to immediate family members of our executive officers and directors

Andrea Moody, the sister of Nicholas Woodman, has been employed by us since March 2009. During 2011, 2012 and 2013, Ms. Moody had total cash compensation, including base salary, bonus and other compensation, of $109,107, $139,062 and $102,638, respectively.

Pilar Woodman, the sister of Nicholas Woodman, has been employed by us since January 2011. During 2011, 2012 and 2013, Ms. Woodman had total cash compensation, including base salary, bonus and other compensation, of $83,961, $89,741 and $86,100, respectively.

In connection with their exercise of stock options and their sale of shares of common stock to our Chief Executive Officer in 2012, each of Ms. Moody and Ms. Woodman had reportable income under the Code of $1,970,844. Associated with this transaction we recorded aggregate compensation expense of $806,400 as the cash proceeds received by Ms. Moody and Ms. Woodman were in excess of the fair value of the shares sold.

In June 2011, we granted to Concepcion Federman and Irwin Federman, the mother and stepfather of Nicholas Woodman, an aggregate of 600,000 shares of common stock at a purchase price of $0.0033 per share for consulting services, all of which are fully vested.

Indemnification of directors

Prior to the closing of this offering we intend to enter into indemnification agreements with each of our directors and executive officers. These indemnification agreements and our restated certificate of incorporation and amended and restated bylaws will provide for indemnification of each of our directors and executive officers to the fullest extent permitted by Delaware law. For a more detailed description of our indemnification arrangements, see “Management—Limitation of liability and indemnification of directors and officers.”

Other transactions

Beginning in April 2013, we entered into agreements for certain contract manufacturing and engineering services with a company affiliated with Foxteq Holdings Inc., a beneficial owner of more than 5% of our capital stock. As of December 31, 2013, the aggregate amount invoiced to us under these agreements was $6.9 million.

In July 2013 we loaned to Paul Crandell, one of our named executive officers, $150,000, pursuant to a demand payment loan that did not bear interest, which remains outstanding.

In August 2013, we entered into an agreement with Mooresville Motorplex, LLC, a company owned by the son of Michael Marks, one of our directors, to acquire certain naming rights to a sprint kart track. As consideration for these naming rights, we will pay a total of $525,000 in installments beginning in October 2013 over the naming rights period. In addition to cash payment for the naming rights, we are also contractually obligated to provide Mooresville Motorplex with 300 capture devices at no cost over the life of the agreement.

In November 2013, we became a party to a settlement agreement between Nicholas Woodman and Dean Woodman related to an outstanding legal matter. Pursuant to the settlement agreement, we reimbursed Dean Woodman’s legal expenses of $175,000.

Review, approval or ratification of transactions with related parties

Our policy and the charter of the governance and nominating committee require that any transaction with a related party that must be reported under applicable rules of the SEC (other than compensation-related matters) and must be reviewed and approved by the governance and nominating committee (other than transactions that are subject to review by our board of directors as a whole or any other committee of our board of directors), unless the related party is, or is associated with, a member of such committee, in which event such transaction must be reviewed and approved by the audit committee. These committees have not yet adopted policies or procedures for review of, or standards for approval of, such transactions.

Principal and selling stockholders

The following table presents information as to the beneficial ownership of our Class B common stock as of December 31, 2013, after giving effect to appointment of Jack Lazar as our Chief Financial Officer in January 2014, and as adjusted to reflect the sale of our Class A common stock in this offering, by:

•	each stockholder known by us to be the beneficial owner of more than 5% of our Class B common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our Class B common stock subject to options that are currently exercisable or exercisable within 60 days of December 31, 2013 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage ownership of our Class B common stock before this offering is based on 112,430,449 shares of our Class B common stock outstanding on December 31, 2013, which includes 30,523,036 shares of Class B common stock resulting from the conversion of all outstanding shares of our redeemable convertible preferred stock in connection with the closing of this offering, as if this conversion had occurred as of December 31, 2013. Percentage ownership of our Class A and Class B common stock after the offering also assumes our sale of shares of Class A common stock in this offering (assuming no exercise of the underwriters’ option to purchase additional shares). Unless otherwise indicated, the address of each of the individuals and entities named below is c/o GoPro, Inc., 3000 Clearview Way, San Mateo, California 94402.

	Number of shares beneficially owned before this offering			Number of shares beneficially owned after this offering
Name	Class B	% of total voting power before offering(1)	Number of shares offered	Class A	Class B	% of total voting power after offering(1)

5% stockholders:
Nicholas Woodman and Jill R. Woodman, as Co-Trustees of The Woodman Family Trust under Trust Agreement dated March 11, 2011	55,100,496	49.01
RW Camera Holdings LLC(2)	18,356,461	16.33
Foxteq Holdings Inc.(3)	11,709,327	10.41
Dean Woodman(4)	7,256,022	6.45
Sageview Capital Master, L.P.(5)	6,937,464	6.17
Neil Dana(6)	6,584,427	5.53

Directors and named executive officers:
Nicholas Woodman(7)	55,100,496	49.01
Jill Woodman(7)	55,100,496	49.01
Michael Marks(8)	18,356,461	16.33
Edward Gilhuly(9)	6,937,464	6.17
John Ball(10)	3,468,731	3.09
Kenneth Goldman	—	*
Paul Crandell(11)	206,250	*
Nina Richardson(12)	112,500	*
All executive officers and directors as a group (14 persons)(13)	85,216,900	74.90

*	Represents beneficial ownership of less than 1% of our outstanding shares of common stock.

(1)	Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share. See “Description of capital stock—Common stock” for more information about the voting rights of our Class A and Class B common stock.

(2)	Consists of 18,356,461 shares held by RW Camera Holdings LLC. Riverwood Capital L.P. is the manager of RW Camera Holdings LLC and Riverwood Capital GP Ltd. is the general partner of Riverwood Capital L.P. Mr. Marks, a member of our board of directors, is Chief Executive Officer and Director of Riverwood Capital GP Ltd., and Nicholas Brathwaite, Francisco Alvarez-Demalde and Jeff Parks are the managing directors of Riverwood Capital GP Ltd., all of whom may be deemed to share voting and investment power over these shares. The address for RW Camera Holdings is 70 Willow Road, Suite 100, Menlo Park, CA 94025.

(3)	Consists of 11,709,327 shares held by Foxteq Holdings Inc. Foxconn (Far East) Ltd. (Cayman), an exempt company, is the manager of Foxteq Holdings Inc. Hon Hai Precision Industry Co., Ltd., a company limited by shares, is the manager of Foxconn (Far East) Ltd. (Cayman). The address for Foxteq Holdings Inc. is No 2 Ziyou Street, Tucheng District New Taipei City 236 Taiwan, Republic of China.

(4)	Consists of (i) 120,000 shares held by Dean Woodman as his sole and separate property, (ii) 5,336,022 shares held by Dean Woodman as certain community property and (iii) 1,800,000 shares held by Theodore H. Swindells, Trustee of the Dean S. Woodman 2010 Irrevocable Trust dated December 3, 2010. The address for Dean Woodman is 233 Mockingbird Trail, Palm Beach, FL 33480.

(5)	Consists of 6,937,464 shares held by Sageview Capital Master, L.P. (“Sageview Master”). Sageview Capital Partners (A), L.P. (“Sageview A”), Sageview Capital Partners (B), L.P. (“Sageview B”) and Sageview Partners (C) (Master), L.P. (“Sageview C”) are the sole shareholders of Sageview Master. Sageview Capital GenPar, Ltd. (“Sageview Ltd”) is the sole general partner of each of Sageview Master. Sageview A, Sageview B and Sageview C. Sageview Capital GenPar, L.P. (“Sageview GenPar”) is the sole shareholder of Sageview Ltd. Sageview Capital MGP, LLC is the sole general partner of Sageview GenPar. Scott Stuart and Edward Gilhuly, one of our directors, are managing members and controlling persons of Sageview Capital MGP, LLC. As managing members of Sageview Capital MGP, LLC, each of Messrs. Stuart and Gilhuly may be deemed to share voting and invested power over these shares. The address for Mr. Gilhuly is c/o Sageview Capital LP, 245 Lytton Avenue, Suite 250, Palo Alto, CA 94301. The address for Mr. Stuart is c/o Sageview Capital LP, 55 Railroad Avenue, Greenwich, CT 06830.

(6)	Consists of 6,584,427 shares subject to options held by Mr. Dana that are exercisable within 60 days of December 31, 2013.

(7)	Consists of 55,100,496 shares held by the Woodman Family Trust under Trust Agreement dated March 11, 2011 of which Nicholas Woodman and Jill Woodman are co-trustees.

(8)	Consists of the shares referred to in footnote (2) above. The address for Mr. Marks is c/o Riverwood Capital, 70 Willow Road, Suite 100, Menlo Park, CA 94025.

(9)	Consists of the shares referred to in footnote (5) above. The address for Mr. Gilhuly is c/o Sageview Capital LP, 245 Lytton Avenue, Suite 250, Palo Alto, CA 94301.

(10)	Consists of 3,468,731 shares held by Steamboat Ventures V, L.P., on its own behalf and as nominee for the benefit of certain other entities affiliated with Steamboat Ventures V, L.P. Steamboat Ventures Holdings V Manager, L.P. is the general partner of Steamboat Ventures V, L.P. Steamboat Ventures Holdings V GP, Ltd. is the general partner of Steamboat Ventures Holdings V Manager, L.P. Mr. Ball, a member of our board of directors, is a managing partner of Steamboat Ventures Holdings V GP, Ltd. and may be deemed to have shared voting and investment power over these shares. The address for Mr. Ball is 3601 West Olive Avenue, Suite 650, Burbank, CA 91505.

(11)	Consists of: (i) 3,300 shares and (ii) 202,950 shares subject to options held by Mr. Crandell that are exercisable within 60 days of December 31, 2013.

(12)	Consists of 112,500 shares subject to options held by Ms. Richardson that are exercisable within 60 days of December 31, 2013.

(13)	Consists of (i) 83,868,452 shares and (ii) 1,348,448 shares subject to options that are exercisable within 60 days of December 31, 2013.

Description of capital stock

Upon the completion of this offering, our authorized capital stock will consist of                  shares of Class A common stock, $0.0001 par value per share,                  shares of Class B common stock, $0.0001 par value per share and 5,000,000 shares of undesignated preferred stock, $0.0001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws that will be in effect upon the closing of this offering, which will be included as exhibits to the registration statement of which this prospectus forms a part, and to the provisions of applicable Delaware law.

Common stock

As of December 31, 2013, there were 112,430,449 shares of our Class B common stock outstanding, held by 171 stockholders of record, assuming the conversion of all of the outstanding shares of redeemable convertible preferred stock into 30,523,036 shares of Class B common stock in connection with the closing of this offering. After this offering, there will be                 shares of our Class A common stock outstanding and                  shares of our Class B common stock outstanding, or                  shares of Class A common stock outstanding if the underwriters exercise in full their option to purchase additional shares of Class A common stock in this offering.

Dividend rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our Class A and Class B common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting rights

Holders of our Class A and Class B common stock have identical rights, except that holders of our Class A common stock are entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders and holders of our Class B common stock are entitled to 10 votes for each share of Class B common stock held on all matters submitted to a vote of stockholders. Holders of shares of our Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. Cumulative voting for the election of directors is not provided for in our restated certificate of incorporation that will be in effect upon the closing of this offering, which means that the holders of a majority of our voting shares can elect all of the directors then standing for election.

No preemptive or similar rights

Neither our Class A nor our Class B common stock is entitled to preemptive rights or subject to conversion or redemption.

Conversion

Our Class A common stock is not convertible into any other shares of our capital stock. Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except for estate planning, intercompany and other similar transfers. Following the completion of this offering, each share of our Class B common stock will convert automatically into one share of Class A common stock on the date that the total number of shares of Class B common stock outstanding represents less than 10% of the total number of shares of Class A and Class B common stock outstanding. Once transferred and converted into Class A common stock, the Class B common stock may not be reissued. No class of our common stock may be subdivided or combined unless the other class of our common stock concurrently is subdivided or combined in the same proportion and in the same manner.

Right to receive liquidation distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A and Class B common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.

Fully paid and nonassessable

All outstanding shares of our Class B common stock are, and the shares of our Class A common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred stock

Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, unless approved by the affirmative vote of the holders of a majority of our capital stock entitled to vote, or such other vote as may be required by the certificate of designation establishing the series. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the Class A or Class B common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A and Class B common stock. We have no current plan to issue any shares of our preferred stock.

Options and RSUs

As of December 31, 2013, we had outstanding options to purchase 26,723,958 shares of our Class B common stock and 270,000 RSUs under our 2010 Plan.

Registration rights

Pursuant to the terms of our investor rights agreement, immediately following this offering, the holders of approximately 30,523,036 shares of our Class B common stock will be entitled to rights with respect to the registration of such shares under the Securities Act, as described below.

Demand registration rights.    At any time following 180 days after the effective date of this offering, the holders of a majority of the then-outstanding shares having registration rights can request that we file a registration statement covering registrable securities with an anticipated aggregate offering price of at least $50.0 million, provided that we are not required to file more than one such registration statement. In addition, at such time as we are eligible to register securities on a Registration Statement on Form S-3, the holders of a majority of the then-outstanding shares having registration rights can request that we file a registration statement covering registrable securities with an anticipated aggregate offering price of at least $7.0 million, provided that we are not required to file more than two such registrations in a 12-month period. We have certain rights to postpone or delay such requests for the filing of a registration statement.

Piggyback registration rights.    If we register any of our securities for public sale, holders of shares having registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to any of our employee benefit plans or a registration relating to a corporate reorganization. If the managing underwriter of any underwritten offering determines that it is necessary to limit the number of shares included in the offering by these holders, the number of shares to be registered will be apportioned pro rata among these holders. However, except in limited circumstances, the number of shares to be registered by these holders cannot be reduced below 25% of the total shares covered by the registration statement.

Expenses of registration rights.    We will pay all expenses incurred in connection with the registrations described above.

Expiration of registration rights.    The registration rights described above will expire, with respect to any particular holder of these rights, on the earlier of the fifth anniversary of the effective date of this offering or when such holder can sell all of its registrable securities in any three-month period without registration under Rule 144 of the Securities Act.

Anti-takeover provisions

The provisions of Delaware law, our restated certificate of incorporation and our amended and restated bylaws that will be in effect in connection with the closing of this offering may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any “business combination” with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock.

Restated certificate of incorporation and restated bylaw provisions

We anticipate that our restated certificate of incorporation and our amended and restated bylaws that will be in effect in connection with the closing of this offering will include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•

Dual class common stock.    As described above in “—Common stock—Voting rights,” our restated certificate of incorporation will provide for a dual class common stock structure pursuant to which holders of our Class B common stock will have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, and current investors, executives and employees with the ability to exercise significant influence over those matters.

•

Board of directors vacancies.    Our restated certificate of incorporation and amended and restated bylaws that will be in effect in connection with the closing of this offering will authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•

Classified board.    Our restated certificate of incorporation and amended and restated bylaws will provide that our board is classified into three classes of directors. Directors may be removed from office only for cause. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror.

•

Supermajority requirements for bylaws and certificate of incorporation amendments.    Our restated certificate of incorporation will further provide that the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock will be required to amend certain provisions of our certificate of incorporation, including provisions relating to the classified board, the size of the board, removal of directors, special meetings, actions by written consent and designation of our preferred stock. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock will be required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors.

•

Stockholder action; special meeting of stockholders.    Our restated certificate of incorporation that will be in effect upon the closing of this offering will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. Our amended and restated bylaws that will be in effect upon the closing of this offering will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or our president.

•

Advance notice requirements for stockholder proposals and director nominations.    Our amended and restated bylaws that will be in effect upon the closing of this offering will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws that will be in effect upon the closing of this offering also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

•

Issuance of undesignated preferred stock.    After the filing of our restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Choice of forum

Our restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. There are several pending lawsuits challenging the validity of choice of forum provisions in other companies’ organizational documents. It is possible that a court could rule that such a provision is inapplicable or unenforceable.

Limitations of liability and indemnification

See “Executive compensation—Limited liability and indemnification of directors and officers.”

listing

We have applied for the listing of our Class A common stock on the             under the symbol “GPRO.”

Transfer agent and registrar

The transfer agent and registrar for our Class A common stock is         .

Shares eligible for future sale

Prior to this offering, there has not been a public market for shares of our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the prevailing market price of our Class A common stock from time to time. Nevertheless, sales of substantial amounts of our Class A common stock, including shares of Class A common stock issued upon conversion of Class B common stock issued upon exercise of outstanding options or settlement of outstanding RSUs, or the perception that these sales could occur in the public market after this offering could adversely affect prevailing market prices and could impair our ability to raise capital through the sale of our equity securities.

Upon the closing of this offering, based on the number of shares outstanding as of December 31, 2013, we will have                  shares of Class A and Class B common stock outstanding assuming no exercise of outstanding options after December 31, 2013. Of these shares, all                  shares of Class A common stock sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

The remaining                  outstanding shares of our Class A and Class B common stock will be deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

In addition, all of our stockholders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they agreed, subject to specific exceptions, not to sell any of their stock for at least 180 days following the date of this prospectus. Subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of                 , 2014, shares will be available for sale in the public market as follows:

•	Beginning on the date of this prospectus, of the shares will be immediately available for sale in the public market without restriction.

•

Beginning 181 days after the date of this prospectus, subject to extension as described in “Underwriting,”              shares will become eligible for sale in the public market, of which              shares will be freely tradable under Rule 144 and Rule 701 and              shares will be held by affiliates and subject to the volume and other restrictions of Rule 144 and Rule 701, as described below.

In addition, of the 26,723,958 shares of our Class B common stock that were subject to stock options outstanding as of December 31, 2013, options to purchase 20,604,595 shares of Class B common stock were vested as of December 31, 2013 and will be eligible for sale 181 days following the effective date of this prospectus, subject to extension as described in “Underwriting.”

Lock-up agreements

All of our directors and officers and the holders of substantially all our equity securities are subject to lock-up agreements described in “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of Class A and Class B common stock then outstanding, which will equal approximately shares immediately after this offering, or

•	the average weekly trading volume of the Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, Rule 701 as currently in effect allows a stockholder who purchased shares of our Class B common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701. Moreover, substantially all Rule 701 shares are subject to lock-up agreements as described above and under the section titled “Underwriting” and will not become eligible for sale until the expiration of those agreements.

Registration statements

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our Class B common stock subject to options and RSUs outstanding and shares of our Class A and Class B common stock reserved for issuance under our equity incentive plans. We expect to file this registration statement as soon as practicable after this offering. However, the shares registered on Form S-8 will not be eligible for resale until expiration of the lock up agreements to which they are subject.

Registration rights

We have granted demand registration rights, rights to participate in offerings that we initiate and Form S-3 registration rights to certain of our stockholders to sell our common stock. For a further description of these rights, see “Description of capital stock—Registration rights.”

Certain material U.S. federal income tax considerations for non-U.S. holders of Class A common stock

This section summarizes certain material U.S. federal income tax considerations relating to the ownership and disposition of our Class A common stock by a “non-U.S. holder” (as defined below) pursuant to this offering. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions currently in effect. These authorities may change at any time, possibly on a retroactive basis, or the IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our Class A common stock could differ from those described below. As a result, we cannot assure you that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.

This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent provided below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or entities or arrangements treated as partnerships or other pass-through entities for U.S. federal tax purposes (or investors in such entities);

•	corporations that accumulates earnings to avoid U.S. federal income tax;

•	persons subject to the alternative minimum tax or the net investment income tax;

•	tax-exempt organizations or tax-qualified retirement plans;

•	real estate investment trusts or regulated investment companies;

•	controlled foreign corporations or passive foreign investment companies;

•	persons who acquired our common stock as compensation for services;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes is a beneficial owner of our Class A common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, this summary does not address tax considerations applicable to partnerships that hold our Class A common stock, and partners in such partnerships should consult their tax advisors.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Non-U.S. holder defined

For purposes of this summary, a “non-U.S. holder” is any holder of our Class A common stock, other than an entity taxable as a partnership for U.S. federal income tax purposes or:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state therein or the District of Columbia or otherwise treated as such for U.S. federal income tax purposes;

•

a trust that (1) is subject to the primary supervision of a U.S. court and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate whose income is subject to U.S. income tax regardless of source.

If you are a non-U.S. citizen that is an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership, sale, exchange or other disposition of our Class A common stock.

Distributions

We do not expect to declare or make any distributions on our Class A common stock in the foreseeable future. If we do make any distributions on shares of our Class A common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our Class A common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our Class A common stock. See “—Sale of Class A common stock.”

Any distribution made to a non-U.S. holder on our Class A common stock that is not effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a Form W-8BEN (or any successor form) or appropriate substitute form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit from the IRS of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Distributions received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, or, if an income tax treaty between the United States and the non-U.S. holder’s country of residence applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are not subject to such withholding tax. To obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected distributions, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to the graduated tax described above, distributions received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Sale of Class A common stock

Subject to the discussion below regarding the Foreign Account Tax Compliance Act, or FATCA, non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of Class A common stock unless:

•

the gain (1) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence applies, is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our Class A common stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States); or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of our Class A common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a “U.S. real property holding corporation, or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of the value of our business assets. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests subject to the FIRPTA rules only if a non-U.S. holder actually owns or constructively holds more than 5% of our outstanding common stock.

If any gain from the sale, exchange or other disposition of Class A common stock, (1) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (2) if an income tax treaty between the United States and the non-U.S. holder’s country of residence applies, is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would be subject to a “branch profits tax.” The branch profits tax rate is 30%, although an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence might provide for a lower rate.

U.S. federal estate tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable tax treaty between the United States and the decedent’s country of residence provides otherwise.

Backup withholding and information reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, failing to report interest or dividends on his U.S. tax returns, or failing to otherwise establish an exemption to these rules. The backup withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign, provided that they establish such exemption.

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The certification procedures to claim treaty benefits described under “Distributions” above will generally satisfy the certification requirements necessary to avoid the backup withholding tax. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign account tax compliance act

FATCA will impose a U.S. federal withholding tax of 30% on certain types of U.S. source “withholdable payments” (including dividends and the gross proceeds from the sale or other disposition of U.S. stock) to foreign financial institutions and other non-U.S. entities that fail to comply with certain certification and information reporting requirements regarding U.S. account holders or owners of such institution or entity. The obligation to withhold under FATCA is currently expected to apply to, among other items, (i) dividends on our Class A common stock that are paid after June 30, 2014 and (ii) gross proceeds from the disposition of our Class A common stock paid after December 31, 2016. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our Class A common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

Underwriting

We and the selling stockholders are offering the shares of Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Citigroup Global Markets, Inc. and Barclays Capital Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have severally agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC
Citigroup Global Markets, Inc.
Barclays Capital Inc.
Stifel, Nicolaus & Company, Incorporated
Robert W. Baird & Co. Incorporated
MCS Capital Markets LLC
Piper Jaffray & Co.
Raymond James & Associates, Inc.
Total

The underwriters are committed to purchase all the shares of Class A common stock offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering.

The underwriters have an option to buy up to                 additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions are equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us and the selling stockholders per share of Class A common stock. The underwriting discounts and commissions are $                 per share. The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by us		Paid by selling stockholders		Total
	Without over- allotment exercise	With over- allotment exercise	Without over- allotment exercise	With over- allotment exercise	Without over- allotment exercise	With over- allotment exercise

Per Share	$	$	$	$	$	$

Total	$	$	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            . We have agreed to reimburse the underwriters for certain expenses, including up to an aggregate of $         in connection with the clearance of this offering with the Financial Industry Regulatory Authority, or FINRA, as set forth in the underwriting agreement.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We, the selling stockholders, all of our directors and executive officers and holders of substantially all of our common stock and securities exercisable for or convertible into our common stock outstanding immediately prior to this offering have agreed not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and security holders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of our common stock or any such other securities (whether any such transactions described in clause (1) or (2) above is to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise) or (3) in the case of our directors, executive officers and holders of our common stock and securities exercisable for or convertible into our common stock outstanding immediately prior to this offering, make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus.

In our case, such restrictions shall not apply to:

•	the shares of our Class A common stock to be sold in this offering;

•	any shares of our common stock issued upon the exercise of options or warrants or the conversion of a security outstanding on the date of the underwriting agreement and described in this prospectus;

•

the grant of options or the issuance of shares of common stock by us to our employees, officers, directors, advisors or consultants pursuant to employee benefit plans in effect on the date of the underwriting agreement and as described in this prospectus; or

•	the filing by us of a registration statement with the SEC on Form S-8 in respect of any shares issued under or the grant of any award pursuant to an employee benefit plan described herein.

In the case of our directors, executive officers and holders of our common stock, and subject to certain conditions, such restrictions shall not apply to:

•	the sale of shares of our Class A common stock to the underwriters;

•

sales of shares of our Class A common stock or other securities acquired in open market transactions after the completion of this offering, provided, that no filing under Section 16 of the Exchange Act or other public announcement is required or voluntarily made in connection with subsequent sales of the acquired securities;

•

transfers of shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock (1) to the spouse, domestic partner, parent, child or grandchild of the director, executive officer or security holder, or to a trust for the benefit of such spouse, domestic partner, parent, child or grandchild, (2) by bona fide gift, will or intestacy, (3) that occurs by operation of law, (4) if the director, executive officer or security holder is a corporation, partnership or other business entity (a) to another corporation, partnership or other business entity that controls, is controlled by or is under common control with it or (b) as part of a disposition, transfer or distribution without consideration by such director, executive officer or security holder to its equity holders, or (5) if the director, executive officer or security holder is a trust, to a trustee or beneficiary of the trust, provided that, in each case, the transferee agrees to be bound by the terms of the lock-up agreement and no filing under Section 16 of the Exchange Act reporting a reduction in beneficial ownership or other public announcement is required or voluntarily made;

•

transfers of shares of our common stock or any security convertible into common stock to us upon a vesting event of our securities or upon the exercise of options or warrants to purchase our securities, in each case on a “cashless” or “net exercise” basis or to cover tax withholding obligations of the director, executive officer or security holder in connection with such vesting or exercise, but only to the extent that such right expires during the lock up period;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock; provided that such plan does not provide for the transfer of common stock during the lock-up period and no public announcement or filing under the Exchange Act is required or made voluntarily by the director, executive officer, security holder or us; or

•

transfers of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock involving a change of control of our company.

We and the selling stockholders have agreed to indemnify the underwriters and their controlling persons, and we have agreed to indemnify Piper Jaffray & Co. and its controlling persons, in its capacity as qualified independent underwriter, against certain liabilities, including liabilities under the Securities Act of 1933.

We intend to apply to list our Class A common stock on the         under the symbol “GPRO.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the                 , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we, the selling stockholders, nor the underwriters can assure investors that an active trading market will develop for our Class A common stock, or that the shares will trade in the public market at or above the initial public offering price.

Relationships with underwriters

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Specifically, affiliates of J.P. Morgan Securities LLC, Citigroup Global Markets, Inc. and Barclays Capital Inc. serve as lenders and an affiliate of J.P. Morgan Securities LLC serves as administrative agent under our credit facility. We expect to use more than 5% of the net proceeds from the sale of our Class A common stock to fully repay our term loan under our facility. See “Use of proceeds.” Accordingly, this offering is being made in compliance with the requirements of Rule 5121 of FINRA’s conduct rules. See “Conflicts of interest” for a more detailed discussion of potential conflicts of interest. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans.

Selling restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of Class A common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial

Services and Markets Act 2000 (Financial Promotion) Order 2005, referred to as the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order, all such persons together being referred to as relevant persons. The shares of Class A common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each referred to as a Relevant Member State, from and including the date, or Relevant Implementation Date, on which the European Union Prospectus Directive, or EU Prospectus Directive, was implemented in that Relevant Member State, an offer of shares of common stock described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive), as permitted under the EU Prospectus Directive, subject to obtaining the prior consent of J.P. Morgan Securities LLC for any such offer; or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to prospective investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Conflicts of interest

We expect at least 5% of the net proceeds from the sale of our Class A common stock will be used to fully repay our term loan under our credit facility, which had an outstanding balance of $115.5 million as of September 30, 2013, owed by us to affiliates of J.P. Morgan Securities LLC, Citigroup Global Markets, Inc. and Barclays Capital Inc. who are lenders under our credit facility. See “Use of proceeds” and “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources” for additional information regarding our credit facility. Accordingly, this offering is being made in compliance with the requirements of Rule 5121 of FINRA’s conduct rules. This rule provides generally that if at least 5% of the net proceeds from the sale of securities, not including underwriting compensation, is used to reduce or retire the balance of a loan or credit facility extended by the underwriters or their affiliates, a “qualified independent underwriter” meeting certain standards set forth by FINRA must participate in the preparation of this prospectus and exercise the usual standards of due diligence with respect thereto. Piper Jaffray & Co. is assuming the responsibilities of acting as the qualified independent underwriter in connection with this offering and in conducting due diligence. None of J.P. Morgan Securities LLC, Citigroup Global Markets, Inc. or Barclays Capital Inc. will confirm sales of the securities to any account over which they exercise discretionary authority without the prior written approval of the customer.

Legal matters

Fenwick & West LLP, Mountain View, California will pass upon the validity of the issuance of the shares of Class A common stock offered by this prospectus. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, will act as counsel to the underwriters.

Experts

The consolidated financial statements of GoPro, Inc. as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

GoPro, Inc.

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of GoPro, Inc.:

In our opinion, the accompanying Consolidated Balance Sheets and the related Consolidated Statements of Operations, Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) and Statement of Cash Flows present fairly, in all material respects, the financial position of GoPro, Inc. and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California

April 9, 2013 except for the changes in classification described in Note 2, the earnings per share information included in Note 8 and the segment information included in Note 14, as to which the date is February 6, 2014.

GoPro, Inc.

Consolidated balance sheets

	December 31,		September 30, 2013	Pro forma September 30, 2013 (note 2)
(in thousands, except share and per share amounts)	2011	2012

			(unaudited)

Assets

Current assets:
Cash	$29,098	$36,485	$47,629
Accounts receivable, net of allowance for doubtful accounts of $141, $262 and $250 at December 31, 2011 and 2012 and September 30, 2013, respectively	27,425	80,197	56,323
Inventories, net	18,649	60,412	104,124
Prepaid expenses and other current assets	6,274	21,724	26,396

Total current assets	81,446	198,818	234,472
Property and equipment, net	2,882	22,440	31,038
Intangible assets and goodwill	9,601	8,449	7,628
Other long-term assets	10,487	16,958	31,717

Total assets	$104,416	$246,665	$304,855

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Current liabilities:
Accounts payable	$12,182	$53,746	$60,237
Accrued liabilities	11,078	48,714	63,056
Deferred revenue	2,919	7,380	5,534
Income taxes payable	10,635	3,578	5,563
Notes payable and current portion of long-term debt	380	15,782	30,288

Total current liabilities	37,194	129,200	164,678
Long-term debt, less current portion	—	113,613	104,770
Other long-term liabilities	171	6,455	12,429

Total liabilities	37,365	249,268	281,877

Commitments and contingencies (Note 12)

Redeemable convertible preferred stock—$0.0001 par value; 36,000,000 shares authorized: 34,734,339, 30,523,036 and 30,523,036 shares issued and outstanding as of December 31, 2011, December 31, 2012 and September 30, 2013 (unaudited), respectively; no shares issued or outstanding pro forma (unaudited); liquidation preference of $110,848, $77,326 and $77,326 as of December 31, 2011, December 31, 2012 and September 30, 2013 (unaudited), respectively	91,146	77,138	77,183	—

Stockholders’ equity (deficit)
Common stock—$0.0001 par value; 150,000,000 shares authorized:
73,805,784, 80,714,412 and 81,196,353 shares issued and outstanding as of December 31, 2011, December 31, 2012 and September 30, 2013 (unaudited), respectively, and 111,719,389 pro forma (unaudited) shares issued and outstanding	7	8	8	11
Additional paid-in capital	6,894	471	9,399	86,579
Accumulated deficit	(30,996)	(80,220)	(63,612)	(63,612)

Total stockholders’ equity (deficit)	(24,095)	(79,741)	(54,205)	$22,978

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$104,416	$246,665	$304,855

The accompanying notes are an integral part of these consolidated financial statements.

GoPro, Inc.

Consolidated statements of operations

	Year ended December 31,			Nine months ended September 30,
(in thousands, except per share amounts)	2010	2011	2012	2012	2013

				(unaudited)
Revenue	$64,464	$234,238	$526,016	$291,987	$624,489
Cost of revenue	31,719	111,683	298,530	148,890	414,005

Gross profit	32,745	122,555	227,486	143,097	210,484

Operating expenses:
Research and development	1,394	8,644	36,115	23,825	48,286
Sales and marketing	13,177	62,265	113,682	70,490	109,441
General and administrative	6,317	12,867	24,072	15,634	24,629

Total operating expenses	20,888	83,776	173,869	109,949	182,356

Operating income	11,857	38,779	53,617	33,148	28,128
Other income (expense), net	(29)	12	(407)	(183)	(5,150)

Income before income taxes	11,828	38,791	53,210	32,965	22,978
Income tax expense	248	14,179	20,948	12,404	6,129

Net income	$11,580	$24,612	$32,262	$20,561	$16,849

Undistributed net income (loss) attributable to common stockholders—basic	$11,580	$13,726	$(79,947)	$13,948	$12,196

Undistributed net income (loss) attributable to common stockholders—diluted	$11,597	$13,726	$(79,947)	$14,849	$12,834

Distributed earnings to common stockholders	$—	$5,071	$84,828	$—	$—

Weighted-average shares used to compute net income per share attributable to common stockholders:
Basic	67,207	73,481	74,226	73,952	80,914

Diluted	73,160	78,551	74,226	91,161	98,670

Net income per share attributable to common stockholders:
Basic	$0.17	$0.26	$0.07	$0.19	$0.15

Diluted	$0.16	$0.24	$0.07	$0.16	$0.13

Pro forma net income per share attributable to common stockholders (unaudited):
Basic			$0.29		$0.15

Diluted			$0.29		$0.13

Pro forma weighted-average shares used to compute net income per share attributable to common stockholders (unaudited):
Basic			108,811		111,437

Diluted			108,811		129,193

Supplemental pro forma net income per share attributable to common stockholders (unaudited):
Basic

Diluted

Supplemental pro forma weighted-average shares used to compute net income per share attributable to common stockholders (unaudited):
Basic

Diluted

The accompanying notes are an integral part of these consolidated financial statements.

GoPro, Inc.

Consolidated statements of redeemable convertible preferred stock and stockholders’ equity (deficit)

	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Retained earnings (accumulated deficit)	Total stockholders’ equity (deficit)
(in thousands)	Shares	Amount	Shares	Amount

Balances at December 31, 2009	—	$—	65,844	$5	$—	$3,509	$3,514
Issuance of common stock on conversion of note payable	—	—	7,316	258	—	—	258
Stock-based compensation expense	—	—	—	—	674	—	674
Cash distribution to stockholders	—	—	—	—	—	(3,624)	(3,624)
Net income	—	—	—	—	—	11,580	11,580

Balances at December 31, 2010	—	—	73,160	263	674	11,465	12,402
Reclassification of retained earnings due to termination of S corporation election	—	—	—	—	9,108	(9,108)	—
Issuance of preferred stock, net of issuance costs	7,894	19,663	—	—	—	—	—
Preferred stock dividend to common stockholders	26,840	67,995	—	—	(10,030)	(57,965)	(67,995)
Preferred stock dividend accretion	—	3,432	—	—	(3,432)	—	(3,432)
Accretion of preferred stock issuance costs	—	56	—	—	(56)	—	(56)
Exercise of stock options	—	—	646	11	—	—	11
Stock-based compensation expense	—	—	—	—	8,975	—	8,975
Stock options assumed in acquisition	—	—	—	—	339	—	339
Stockholder contribution	—	—	—	—	6,120	—	6,120
Cash distribution to stockholders	—	—	—	—	(5,071)	—	(5,071)
Reincorporation in Delaware and change in par value	—	—	—	(267)	267	—	—
Net income	—	—	—	—	—	24,612	24,612

Balances at December 31, 2011	34,734	91,146	73,806	7	6,894	(30,996)	(24,095)
Preferred stock dividend accretion	—	4,207	—	—	(4,207)	—	(4,207)
Accretion of preferred stock issuance costs	—	67	—	—	(67)	—	(67)
Exercise of stock options	—	—	2,565	—	1,906	—	1,906
Vesting of shares related to early exercise of common stock options	—	—	132	—	201	—	201
Excess tax benefit from stock-based compensation	—	—	—	—	4,182	—	4,182
Stock-based compensation expense	—	—	—	—	9,156	—	9,156
Conversion of preferred stock to common stock	(4,211)	(11,569)	4,211	1	11,568	—	11,569
Cash distribution to stockholders	—	(6,713)	—	—	(29,162)	(81,486)	(110,648)
Net income	—	—	—	—	—	32,262	32,262

Balances at December 31, 2012	30,523	77,138	80,714	8	471	(80,220)	(79,741)
Accretion of preferred stock issuance costs (unaudited)	—	45	—	—	(45)	—	(45)
Exercise of stock options (unaudited)	—	—	310	—	442	—	442
Vesting of shares related to restricted stock and early exercise of common stock options (unaudited)	—	—	187	—	283	—	283
Stock-based compensation expense (unaudited)	—	—	—		7,347	—	7,347
Retirement of common stock (unaudited)			(15)	—	—	(241)	(241)
Excess tax benefit from stock-based compensation (unaudited)	—	—	—	—	901	—	901
Net income (unaudited)	—	—	—	—	—	16,849	16,849

Balances at September 30, 2013 (unaudited)	30,523	$77,183	81,196	$8	$9,399	$(63,612)	$(54,205)

The accompanying notes are an integral part of these consolidated financial statements.

GoPro, Inc.

Consolidated statements of cash flows

	Years ended December 31,			Nine months ended September 30,
(in thousands)	2010	2011	2012	2012	2013
				(unaudited)
Operating activities:
Net income	$11,580	$24,612	$32,262	$20,561	$16,849

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	179	1,517	3,975	2,380	8,508
Deferred taxes	—	(6,831)	(2,121)	—	(1,074)
Excess tax benefit from stock-based compensation	—	—	(4,182)	—	(901)
Stock-based compensation	674	8,975	9,156	4,820	7,347
Provision for doubtful accounts	47	42	736	44	411
Provision for inventory obsolescence	123	760	1,955	1,258	4,002
Net loss on disposals of fixed assets and other	—	127	57	5	994
Changes in operating assets and liabilities, net of effect of acquisition:
Accounts receivable	(6,117)	(19,565)	(53,508)	13,384	23,462
Inventories	(5,360)	(12,737)	(43,718)	(11,565)	(47,714)
Prepaids and other assets	(1,761)	(8,381)	(8,510)	(4,389)	(15,085)
Accounts payable and accrued liabilities	5,522	24,916	67,802	7,400	25,194
Deferred revenue	757	1,794	4,462	1,034	(1,846)

Net cash provided by operating activities	5,644	15,229	8,366	34,932	20,147

Investing activities:
Purchase of property and equipment	(608)	(1,954)	(17,795)	(10,802)	(14,578)
Net cash used in acquisition	—	(7,955)	—	—	—

Net cash used for investing activities	(608)	(9,909)	(17,795)	(10,802)	(14,578)

Financing activities:
Proceeds from issuance of common stock	—	11	2,762	830	200
Proceeds from issuance of debt and revolving credit facility	—	—	139,389	—	10,000
Proceeds from issuance of Series A preferred stock, net of issuance costs	—	19,663	—	—	—
Excess tax benefit from stock-based compensation	—	—	4,182	—	901
Payment of debt issuance costs and deferred public offering costs	—	—	(1,776)	—	(1,026)
Repayment of debt	(60)	(380)	(10,380)	(380)	(4,500)
Cash distribution to stockholders	(3,624)	(5,071)	(117,361)	—	—
Stockholder contribution	—	6,120	—	—	—

Net cash provided by (used for) financing activities	(3,684)	20,343	16,816	450	5,575

Net increase in cash	1,352	25,663	7,387	24,580	11,144

Cash:
Beginning of year	2,083	3,435	29,098	29,098	36,485

End of period	$3,435	$29,098	$36,485	$53,678	$47,629

Supplementary cash flow disclosure:
Cash paid for
Interest	$13	$31	$284	$10	$3,508
Income taxes	182	10,280	31,317	1,205	2,831

Non-cash investing and financing activities:
Accretion of preferred stock dividends	—	3,432	4,207	3,230	—
Conversion of preferred stock to common stock	—	—	11,569	—	—
Purchases of property and equipment included in accounts payable and accrued expenses	—	785	4,621	3,984	2,260
Vesting of shares related to restricted stock and early exercise of common stock options	—	—	201	146	283
Preferred stock dividend to common stockholders	—	67,995	—	—	—
Notes payable and stock options assumed in acquisition of CineForm	—	1,099	—	—	—
Retirement of common stock	—	—	—	—	241

The accompanying notes are an integral part of these consolidated financial statements.

GoPro, Inc.

Notes to consolidated financial statements

1. Business overview

GoPro, Inc. (GoPro or the Company) was incorporated as Woodman Labs, Inc. in California on February 14, 2004 as an S Corporation. The Company produces mountable and wearable cameras and accessories, which the Company refers to as capture devices. The Company’s products are sold globally through retailers, wholesale distributors and on the Company’s website. In 2012, the Company established wholly-owned subsidiaries in Hong Kong and the Cayman Islands. The Company’s corporate headquarters are located in San Mateo, California with additional operational support offices in Hong Kong and Shenzhen, China.

On February 18, 2011, the Company issued 26,839,707 shares of Series A redeemable convertible (Series A) preferred stock to all of its then existing common stockholders in exchange for the same amount of common shares and the common shares exchanged were subsequently cancelled. The preferred stock issuance was accounted for as a stock dividend. The cancellation of the common shares was accounted for as a reverse stock split; accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and related notes, have been adjusted to reflect the reverse stock split. On February 24, 2011, the Company amended and restated its Articles of Incorporation to increase the authorized number of shares of common stock on a post-split basis from 120.0 million to 150.0 million and approved an additional 36.0 million shares of Series A preferred stock, both with no par value. As a result of this amendment and restatement of the Company’s Articles of Incorporation, the Company changed from an S corporation to a C corporation. On October 27, 2011, the Company re-incorporated in the state of Delaware and changed its no par value common and preferred stock to $0.0001 par value. In July 2012, the Company’s board of directors (Board) approved a 3-for-1 split of the preferred stock and common stock. All share and per share amounts for all periods presented in these consolidated financial statements have been adjusted to reflect the stock split (including the February 2011 transaction described above).

2. Basis of presentation

The Company’s fiscal year ends on December 31, and its fiscal quarters end on March 31, June 30 and September 30.

Changes in classification

In conjunction with the reissuance of these consolidated financial statements for inclusion in the Company’s initial public offering registration statement, the Company has reclassified certain amounts from its previously issued private company consolidated financial statements. The Company has increased redeemable convertible preferred stock by $25.2 million and additional paid-in capital by $54.9 million offset by an increase in accumulated deficit related to its December 2012 preferred stock dividend. In order to reflect management’s current approach to evaluating operating costs, the Company has revised its presentation of certain operating expenses for the year ended December 31, 2012 and have now included $3.2 million in research and development and $3.6 million in sales and marketing that was previously classified in general and administrative expenses.

GoPro, Inc.

Notes to consolidated financial statements

Principles of consolidation

These consolidated financial statements include all the accounts of the Company and its wholly-owned subsidiaries. Unless otherwise specified, references to the Company are references to the Company and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported and disclosed in the Company’s consolidated financial statements and accompanying notes. The Company regularly evaluates estimates and assumptions related to its allowance for doubtful accounts, stock-based compensation, inventory valuation, warranty liabilities, sales returns, web-based sale deliveries at period-end, implied post contract support and marketing allowances, the valuation and useful life evaluation of acquired intangibles, the valuation of deferred income tax assets and uncertain tax positions. The Company bases its estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from management’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Unaudited interim consolidated financial statements

The accompanying interim Consolidated Balance Sheet as of September 30, 2013, the interim Consolidated Statements of Operations and Cash Flows for the nine months ended September 30, 2013 and 2012 and the interim Consolidated Statement of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the nine months ended September 30, 2013 are unaudited. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s financial position as of September 30, 2013 and its results of operations and cash flows for the nine months ended September 30, 2013 and 2012. The financial data and the other financial information disclosed in the notes to these consolidated financial statements related to the nine-month periods are also unaudited. The results of operations for the nine months ended September 30, 2013 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2013, or for any other future year or interim period.

Unaudited pro forma financial information

In connection with the closing of the Company’s initial public offering, all of the outstanding shares of Series A preferred stock will convert on a 1-for-1 basis into common stock. The unaudited pro forma financial information has been prepared assuming the conversion of the redeemable convertible preferred stock into shares of common stock.

GoPro, Inc.

Notes to consolidated financial statements

Supplemental pro forma net income per share

Supplemental pro forma basic and diluted net income per share attributable to common stockholders have been computed to give effect to the pro forma adjustments discussed above and to the number of          additional shares that would have been required to be issued to repay the outstanding syndicated senior secured credit facility balance at September 30, 2013, assuming the issuance of such shares at the initial offering price of         , the mid-point of the price range set forth on the cover page of the Company’s initial public offering prospectus. The numerator in the supplemental pro forma basic and diluted net income per share calculation has been adjusted to include the pro forma adjustments discussed above and to reverse the interest expense, net of tax on this credit facility which is assumed to be repaid using a portion of the net proceeds of the Company’s initial public offering of its common stock. The supplemental pro forma net income per share does not include the proceeds to be received from the assumed initial public offering, or shares expected to be sold in the initial public offering, except for those shares necessary to be issued to repay this credit facility.

Comprehensive income

For all periods presented, comprehensive income equaled net income. Therefore, the Consolidated Statements of Comprehensive Income have been omitted from the consolidated financial statements.

3. Summary of significant accounting policies

Accounts receivable and allowance for doubtful accounts

Accounts receivables are stated at invoice value less estimated allowances for returns and doubtful accounts. The Company continually monitors customer payments and maintains a reserve for estimated losses resulting from its customers’ inability to make required payments. The Company considers factors such as historical experience, credit quality, age of the accounts receivable balances, geographic related risks and economic conditions that may affect a customer’s ability to pay. In cases where there are circumstances that may impair a specific customer’s ability to meet its financial obligations, a specific allowance is recorded against amounts due, and thereby reduces the net recognized receivable to the amount reasonably believed to be collectible. For all periods presented, the activity in the allowance for doubtful accounts was not material.

Inventories

Inventories consist of finished goods and component parts, which are purchased from contract manufacturers. Inventories are stated at the lower of average cost or market on a first-in, first-out basis. The Company’s assessment of market value requires the use of estimates regarding the net realizable value of its inventory balances, including an assessment of excess or obsolete inventories. The Company determines excess and obsolete inventories based on an estimate of the future demand for its products within a specified time horizon, generally 12 months. The estimates used for future demand are also used for near-term capacity planning and inventory purchases and are consistent with revenue forecast assumptions. If the Company’s demand

GoPro, Inc.

Notes to consolidated financial statements

forecast is greater than actual demand, the Company may be required to record an excess inventory charge, which would decrease gross profit. Any write-downs taken establish a new cost basis for the underlying inventory. For all periods presented, inventories were predominantly comprised of finished goods.

Point of purchase (POP) displays

The Company sponsors a program to provide retailers with POP displays in order to facilitate the marketing of the Company’s products within retail stores. The POP displays contain a video display that broadcast video images taken by GoPro cameras with product placement available on the POP display for cameras and accessories. The Company generally provides these POP displays to customers free of charge. The costs of the POP displays, less any fees charged to customers, are capitalized as a long-term asset on the accompanying Consolidated Balance Sheets, and the net cost is recognized over the expected period of the benefit provided by these assets, which is generally 24 months. POP display amortization included in sales and marketing expense were $38,000, $3.6 million, $8.6 million, $7.0 million and $8.9 million for the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 (unaudited) and 2013 (unaudited), respectively.

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful life of the assets, ranging from one to seven years. Leasehold improvements are stated at cost and amortized over the shorter of the lease term or the expected useful life of the improvements. Property and equipment pending installation, configuration or qualification are classified as construction in progress.

Fair value measurements

The Company does not have any financial instruments, such as investments in debt or equity securities or derivative instruments that are required to be measured at fair value on a recurring basis. The carrying amounts of the Company’s accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their short maturities. Based on borrowing rates currently available to the Company for its credit facility with similar terms and remaining maturities, and considering the Company’s credit risk, the carrying value of the credit facility approximates fair value and was determined to be a Level 2 measurement.

Leases

The Company leases its facilities under cancelable and non-cancelable operating leases. For leases that contain rent escalation or rent concession provisions, the Company records the total rent expense on a straight-line basis over the term of the lease. The Company records the difference between the rent paid and the straight-line rent as a deferred rent liability on the accompanying Consolidated Balance Sheets. Leasehold improvements are included in property and equipment, net.

GoPro, Inc.

Notes to consolidated financial statements

Goodwill, acquired intangible assets and other long-lived assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized but the Company performs an annual qualitative assessment of its goodwill during the fourth quarter of each calendar year to determine if any events or circumstances exist, such as an adverse change in business climate or a decline in the overall industry demand, that would indicate that it would more likely than not reduce the fair value of a reporting unit below its carrying amount, including goodwill. If events or circumstances do not indicate that the fair value of a reporting unit is below its carrying amount, then goodwill is not considered to be impaired and no further testing is required. If further testing is required, the Company performs a two-step process. The first step involves comparing the fair value of the Company’s reporting unit to its carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the second step of the test is performed by comparing the carrying value of the goodwill in the reporting unit to its implied fair value. An impairment charge is recognized for the excess of the carrying value of goodwill over its implied fair value. For the purpose of impairment testing, the Company has determined that it has one reporting unit. There has been no impairment of goodwill for any periods presented.

The Company’s long-lived assets consist of property and equipment and acquired intangible assets. Acquired intangible assets with definite lives are amortized on a straight-line basis over the remaining estimated economic life of the underlying products and technologies. The Company reviews its definite-lived long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Recoverability of an asset group is measured by comparing its carrying amount to the expected future undiscounted cash flows that the asset group is expected to generate. If it is determined that an asset group is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the asset group exceeds its fair value. There has been no impairment of long-lived assets for any periods presented.

Warranty

The Company generally provides 12-month warranty coverage on all of its products except in the European Union where the Company provides a two-year warranty. The Company’s warranty provides for repair or replacement of the associated products during the warranty period. The Company establishes a liability for estimated product warranty costs at the time product revenue is recognized. The warranty obligation is affected by product failure rates and the related use of materials, labor costs and freight incurred in correcting any product failure. Should actual product failure rates, use of materials, or other costs differ from the Company’s estimates, additional warranty liabilities could be required, which would reduce its gross profit.

Revenue recognition

Revenue is comprised of product revenue, net of returns and sales incentives.

Revenue is derived from the sale of capture devices, as well as the related implied post contract support (PCS). The Company recognizes revenue when persuasive evidence of an arrangement

GoPro, Inc.

Notes to consolidated financial statements

exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. Evidence of an arrangement consists of an order from its distributors, resellers or online customers. The Company considers delivery to have occurred once title and risk of loss has been transferred. Customer deposits are included in accrued liabilities on the accompanying Consolidated Balance Sheets and are recognized as revenue when all the criteria for recognition of revenue are met.

The Company’s standard terms and conditions of sale do not allow for product returns and it generally does not allow product returns other than under warranty. However, the Company grants limited rights to return product for certain large retailers and distributors. Estimates of expected future product returns are recognized at the time of sale based on analyses of historical return trends by customer class. Upon recognition, the Company reduces revenue and cost of sales for the estimated return. Return trends are influenced by product life cycle status, new product introductions, market acceptance of products, sales levels, product sell-through, the type of customer, seasonality, product quality issues, operational policies and procedures, and other factors. Return rates can fluctuate over time, but are sufficiently predictable to allow the Company to estimate expected future product returns.

For customers who purchase products directly from the Company’s website, transfer of risk of loss is determined to be upon delivery to the customer’s address. The Company defers those sales made to customers who purchase products from its website in the last four days of the reporting period for which we estimate delivery to occur in the following period. We use estimates to determine when shipments are delivered based on third-party metrics for average transit time. Additionally, the Company provides a 30-day money back guarantee for web-based sales for which the Company reduces revenue by an estimate of potential future product returns related to the web-based sales, based on analyses of historical return trends and seasonality. Estimates for web-based sale returns and estimates to derive web sale shipment delivery dates may differ from actual results.

The Company’s camera products include multiple elements. Each element in a multiple element arrangement must be evaluated to determine whether it represents a separate unit of accounting. An element constitutes a separate unit of accounting when it has standalone value and delivery of an undelivered element is both probable and delivery is within the Company’s control.

The Company has determined its multiple element arrangements generally include two separate units of accounting: The first element is the hardware component (camera and accessories) and the embedded firmware essential to the functionality of the camera delivered at the time of sale. The second element is the implied right for the customer to receive post contract support included with the purchase of the Company’s camera products. PCS includes the right to receive, on a when and if available basis, future unspecified firmware upgrades and features as well as bug fixes, email and telephone support.

The Company accounts for each element separately and allocate fees from the arrangement based on the relative selling price of each element. Revenue allocated to an undelivered element is recognized over an estimated service period. The Company recognizes revenue for delivered elements only when all contractual obligations have been completed.

GoPro, Inc.

Notes to consolidated financial statements

The Company uses a hierarchy to determine the allocation of revenue. The hierarchy is as follows: (i) vendor-specific objective evidence of fair value (VSOE), (ii) third-party evidence of selling price (TPE) and (iii) best estimate of the selling price (BESP).

i.	VSOE generally exists only when a company sells a deliverable separately and is the price actually charged by the company for that deliverable. The Company does not sell its deliverables separately and, as such, do not have VSOE.

ii.	TPE can be substantiated by determining the price that other parties sell similar or substantially similar offerings. The Company does not believe that there is accessible TPE evidence for similar deliverables since there are not comparable deliverables sold by other companies.

iii.	BESP reflects the Company’s best estimates of what the selling prices of elements would be if they were sold regularly on a stand-alone basis. The Company believes that BESP is the most appropriate methodology for determining the allocation of revenue for its multiple element arrangements.

The Company has allocated revenue between its two elements using the relative selling price method which is based on the BESP for all deliverables. Revenue allocated to the delivered hardware and the related essential software is recognized at the time of sale provided the conditions for recognition of revenue have been met. Revenue allocated to PCS is deferred and recognized on a straight-line basis over the estimated term of the support period, which is estimated to be one year based on historical experience. At December 31, 2011, 2012 and September 30, 2013 (unaudited), deferred implied PCS revenue was $2.2 million, $3.8 million and $5.1 million, respectively.

The Company’s process for determining the BESP for its deliverables involves multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. Key factors considered by the Company in developing the BESP for PCS include evaluating the level of support provided to customers and analyzing the amount of time and cost that is allocated to the Company’s efforts to develop the undelivered elements, determining the cost of its support efforts, and then adding an appropriate level of gross profit to these costs.

Sales incentives

The Company offers sales incentives through various programs, consisting primarily of cooperative advertising and marketing development fund programs. The Company records cooperative advertising and marketing development fund programs with customers as a reduction to revenue unless it receives an identifiable benefit in exchange for credits claimed by the customer and can reasonably estimate the fair value of the identifiable benefit received, in which case the Company will record it as a marketing expense. In addition, the Company offers price protection discounts to certain customers when new capture device models are released and the customer has remaining inventory on hand of the older capture device model. The Company estimates price protection discounts, which are recorded as a reduction of revenue, by evaluating inventory currently held by the customer subject to price protection. The Company records reductions to revenue for sales incentives when the related revenue is recognized.

GoPro, Inc.

Notes to consolidated financial statements

Cost of revenue

Cost of revenue includes actual product cost, the cost of shipping, depreciation and amortization, warehousing and processing inventory, warranty replacement costs, excess and obsolete inventory write-downs, certain allocated costs and license fees paid to third parties.

Shipping costs

The Company records amounts billed to customers for shipping costs as revenue in the accompanying Consolidated Statements of Operations. The Company classifies related shipping and handling costs incurred as cost of revenue in the accompanying Consolidated Statements of Operations.

Deferred revenue

Deferred revenue is comprised of customer deposits, undelivered post contract support and undelivered web sale shipments. The cost of revenue related to deferred web sales is included in inventory.

Research and development

Research and development expense includes internal and external costs. Internal costs include employee related expenses, equipment costs, depreciation expense and allocated facility costs. External research and development expenses consist of costs associated with consultants, tooling and prototype materials.

Substantially all research and development expense is related to new research and development efforts and the designing of significant improvements to existing products. Research and development expense to establish the technological feasibility of the Company’s products are expensed as incurred. To date, the period between achieving technological feasibility and the release of products for sale has been short and development costs qualifying for capitalization have been insignificant.

Advertising costs

Advertising costs consist of costs associated with print, television and ecommerce media advertisements and are expensed as incurred. Advertising costs were $5.9 million, $21.1 million, $38.7 million, $19.6 million and $21.1 million for the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 (unaudited) and 2013 (unaudited), respectively.

Stock-based compensation

The Company accounts for stock-based compensation activity using the fair value method, which requires the measurement and recognition of compensation expense for all share-based payment awards based on estimated fair values. This method requires companies to estimate the fair value of stock-based compensation on the date of grant using an option pricing model. The Company uses the Black-Scholes option pricing model to measure stock-based compensation. The Black-Scholes model determines the fair value of share-based payment awards based on the fair value of the underlying common stock on the date of grant and is affected by assumptions regarding a

GoPro, Inc.

Notes to consolidated financial statements

number of highly complex and subjective variables. These variables include, but are not limited to, the fair value of the underlying common stock, expected volatility over the term of the awards and actual and projected employee stock option exercise behaviors. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. The assumptions used in calculating the fair value of the stock-based awards represent management judgment. As a result, if factors change and different assumption are used, the stock-based compensation expense could be materially different in the future. Compensation expense relating to employee stock awards is recorded on a straight-line basis in the accompanying Consolidated Statements of Operations.

Stock awards issued to non-employees are accounted for at fair value. The Company believes that the fair value of the awards is more reliably measured than the fair value of services received. The Company records compensation expense based on the then-current fair values of the stock awards at each financial reporting date. Compensation recorded during the service period is adjusted in subsequent periods for changes in the stock award’s fair value until the earlier of the date at which the non-employee’s performance is complete or a performance commitment is reached, which is generally when the stock option award vests. Compensation expense relating to non-employee stock awards is recorded on a straight-line basis in the accompanying Consolidated Statements of Operations.

The Company recognizes a benefit from stock-based compensation in additional paid-in capital if an incremental tax benefit is realized by following the ordering provisions of the tax law. In addition, the indirect effects of stock-based compensation deductions are reflected in the income tax provision for purposes of measuring the windfall at settlement of awards.

Sales taxes

Sales taxes collected from customers and remitted to respective governmental authorities are not included in revenue and are reflected as a liability on the accompanying Consolidated Balance Sheets.

Foreign currency

The Company and the Company’s wholly-owned subsidiaries use the U.S. dollar as their functional currency. Local currency transactions of the Company’s international operations are remeasured into U.S. dollars at the rates of exchange in effect at the date of the transaction. For those wholly-owned subsidiaries with assets or liabilities denominated in currencies other than the U.S. dollar, non-monetary assets are remeasured into U.S. dollars using historical rates of exchange. Monetary assets and liabilities are remeasured into U.S. dollars using exchange rates prevailing on the balance sheet date. Transaction gains and losses were not material for all periods presented and are included in other income (expense), net, in the accompanying Consolidated Statements of Operations.

Income taxes

The Company utilizes the asset and liability method of accounting for income taxes which requires the recognition of deferred tax assets and liabilities for expected future consequences of temporary differences between the financial reporting and income tax bases of assets and liabilities using enacted tax rates. Management makes estimates, assumptions and judgments to

GoPro, Inc.

Notes to consolidated financial statements

determine the Company’s provision for income taxes and also for deferred tax assets and liabilities, and any valuation allowances recorded against the Company’s deferred tax assets. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent the Company believes that recovery is not likely, the Company must establish a valuation allowance.

The calculation of the Company’s current provision for income taxes involves the use of estimates, assumptions and judgments while taking into account current tax laws, interpretation of current tax laws and possible outcomes of future tax audits. The Company has established reserves to address potential exposures related to tax positions that could be challenged by tax authorities. Although the Company believes its estimates, assumptions and judgments to be reasonable, any changes in tax law or its interpretation of tax laws and the resolutions of potential tax audits could significantly impact the amounts provided for income taxes in the Company’s consolidated financial statements.

The calculation of our deferred tax asset balance involves the use of estimates, assumptions and judgments while taking into account estimates of the amounts and type of future taxable income. Actual future operating results and the underlying amount and type of income could differ materially from our estimates, assumptions and judgments thereby impacting our financial position and results of operations.

The Company has adopted ASC 740-10 “Accounting for Uncertainty in Income Taxes” that prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in the Company’s income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company includes interest and penalties related to unrecognized tax benefits within income tax expense in the accompanying Consolidated Statements of Operations. The Company has not incurred any interest or penalties related to unrecognized tax benefits in any of the periods presented.

Recent accounting pronouncements

In July 2013, the Financial Accounting Standards Board issued a new accounting standard update on the financial statement presentation of unrecognized tax benefits. The new guidance provides that a liability related to an unrecognized tax benefit would be presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The new guidance becomes effective for the Company on January 1, 2014 and it should be applied prospectively to unrecognized tax benefits that exist at the effective date with retrospective application permitted. The Company is currently assessing the impact of this new guidance.

GoPro, Inc.

Notes to consolidated financial statements

4. Balance sheet components

Inventories, net

Inventories, net consisted of the following:

	December 31,		September 30, 2013
(in thousands)	2011	2012

			(unaudited)
Components	$—	$3,240	$3,548
Finished goods	18,649	57,172	100,576

Inventories, net	$18,649	$60,412	$104,124

Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	December 31,		September 30, 2013
(in thousands)	2011	2012

		(unaudited)
Prepaid income taxes	$—	$9,529	$11,932
Current deferred tax assets	4,685	7,226	7,555
Prepaid expenses	1,444	1,947	2,631
Deposits	—	1,193	2,378
Prepaid licenses	74	544	1,260
Other current assets	71	1,285	640

	$6,274	$21,724	$26,396

Property and equipment, net

Property and equipment, net consisted of the following;

	Useful life (in years)	December 31,		September 30, 2013
(in thousands)		2011	2012

				(unaudited)
Leasehold improvements	3–7	$473	$7,595	$17,070
Computers, software, equipment and furniture	2–7	531	4,757	9,416
Tooling	1–4	416	4,197	7,973
Construction in progress		1,158	6,356	4,376
Tradeshow equipment	2–5	391	2,308	2,527
Automobiles	3–5	601	717	848

		3,570	25,930	42,210
Less: Accumulated depreciation		(688)	(3,490)	(11,172)

		$2,882	$22,440	$31,038

GoPro, Inc.

Notes to consolidated financial statements

Depreciation expense was $0.2 million, $0.6 million, $2.8 million, $1.5 million and $7.7 million for the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 (unaudited) and 2013 (unaudited), respectively.

Goodwill and acquired intangible assets

Goodwill of $4.2 million was recorded pursuant to the acquisition of CineForm, Inc. in 2011. There were no impairments or other additions to goodwill in 2011, 2012 or the nine months ended September 30, 2013 (unaudited).

Acquired intangible assets at December 31, 2011, 2012 and September 30, 2013 (unaudited) were as follows:

	December 31, 2011			Weighted average remaining useful life (in years)
(in thousands)	Gross	Accumulated amortization	Net

Developed technology	$5,330	$(740)	$4,590	5.2
Tradename	664	(111)	553	4.2
Customer relationships	170	(47)	123	2.2
Noncompete agreements	150	(63)	87	1.2
Domain name	15	—	15

	$6,329	$(961)	$5,368

	December 31, 2012			Weighted average remaining useful life (in years)
(in thousands)	Gross	Accumulated amortization	Net

Developed technology	$5,330	$(1,629)	$3,701	4.2
Tradename	664	(243)	421	3.2
Customer relationships	170	(104)	66	1.2
Noncompete agreements	150	(137)	13	0.2
Domain name	15	—	15

	$6,329	$(2,113)	$4,216

	September 30, 2013			Weighted average remaining useful life (in years)
(in thousands)	Gross	Accumulated amortization	Net

Developed technology	$5,330	$(2,295)	$3,035	3.5
Tradename	664	(343)	321	2.5
Customer relationships	170	(146)	24	0.5
Noncompete agreements	150	(150)	—	—
Domain name	15	—	15

	$6,329	$(2,934)	$3,395

GoPro, Inc.

Notes to consolidated financial statements

There was no amortization expense in fiscal year 2010. Amortization expense in fiscal years 2011, 2012 and the nine months ended September 30, 2012 (unaudited) and 2013 (unaudited) was $1.0 million, $1.2 million, $0.9 million and $0.8 million, respectively.

The estimated future amortization expense of purchased intangible assets to be charged to cost of revenue and operating expenses as of December 31, 2012, is as follows:

(in thousands)	Cost of revenue	Operating expenses	Total

Years ending December 31,
2013	$888	$202	$1,090
2014	888	142	1,030
2015	888	133	1,021
2016	888	22	910
2017	150	—	150

	$3,702	$499	$4,201

The estimated future amortization expense of acquired intangible assets to be charged to cost of revenue and operating expenses as of September 30, 2013 (unaudited), is as follows:

(in thousands)	Cost of revenue	Operating expenses	Total

Years ending December 31,
2013 (remaining three months)	$222	$47	$269
2014	888	142	1,030
2015	888	133	1,021
2016	888	23	911
2017	149	—	149

	$3,035	$345	$3,380

Other long-term assets

Other long-term assets consisted of the following:

	December 31,		September 30, 2013
(in thousands)	2011	2012

		(unaudited)
Point of purchase displays	$7,376	$13,106	$21,880
Deposits	1,454	1,920	2,505
Long-term licenses	—	—	4,000
Deferred financing charges	—	1,378	1,130
Long-term deferred tax assets	1,657	554	1,300
Deferred public offering costs	—	—	902

	$10,487	$16,958	$31,717

GoPro, Inc.

Notes to consolidated financial statements

Deferred public offering costs consist principally of legal, accounting and other fees incurred through the balance sheet date that are directly related to this public offering and that will be charged to Stockholders’ Equity (Deficit) upon the receipt of the capital raised. As of September 30, 2013 (unaudited), $18,000 of deferred public offering costs are included in accrued liabilities.

Accrued liabilities

Accrued liabilities consisted of the following:

	December 31,		September 30, 2013
(in thousands)	2011	2012

			(unaudited)
Accrued payables	$3,020	$33,112	$32,473
Employee related liabilities	1,156	2,716	7,947
Customer deposits	1,394	1,372	6,833
Warranty liability	589	1,734	4,073
Taxes payable	1,512	2,561	3,412
Accrued sponsorship expense	—	504	2,848
Accrued sales incentives	1,047	3,314	2,856
Sales commissions	1,424	2,579	1,170
Other	936	822	1,444

	$11,078	$48,714	$63,056

5. Redeemable convertible preferred stock

At both December 31, 2012 and September 30, 2013 (unaudited), there were 36,000,000 shares of Series A preferred stock authorized and 30,523,036 of Series A preferred stock issued and outstanding with the following terms:

Conversion

Each share of Series A preferred stock is convertible, at the option of the holder, into shares of common stock at a rate of 1-for-1. The conversion of all outstanding Series A preferred stock will occur in connection with the closing of an initial public offering, provided the aggregate offering price equals or exceeds $50.0 million.

Voting rights

The holders of shares of the Company’s Series A preferred stock vote equally with shares of common stock on an as-if converted to common stock basis on all matters, including the election of directors.

Dividend rights

The holders of each Series A share are entitled to receive any noncumulative dividends on an equal basis with common stock, when and if declared by the Board.

GoPro, Inc.

Notes to consolidated financial statements

Redemption rights

In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the Company is required to redeem shares of Series A preferred stock at the original issue price of $2.53 per share plus any noncumulative dividends declared by the Board. If the holders have not previously exercised the rights granted to them, the Series A preferred stock is redeemable within 365 days after July 1, 2017, subject to a majority vote of the then outstanding Series A preferred shares. As the redemption events described above could occur and are not solely within the Company’s control, all shares of preferred stock have been presented outside of permanent equity.

On December 19, 2012, certain Series A stockholders exercised their conversion right and converted 4,211,303 shares of Series A preferred stock to common stock to participate in a common share sale transaction between the Company’s principal stockholder and a new investor pursuant to the pre-existing tag-along right. On December 20, 2012, the Series A preferred stock was modified to eliminate an 8% cumulative dividend and to extend the redemption date to July 2017. The 8% cumulative dividend had been accreted using the effective interest method from the time of issue through February 28, 2016, until the 8% cumulative dividend was eliminated on December 20, 2012. The Company recorded preferred stock dividend accretion of $4.2 million and $3.4 million in the years ended December 31, 2012 and 2011, respectively. On December 21, 2012, a dividend of $1.05 per share was declared and paid to holders of common and preferred stock totaling $117.4 million. The dividend payment to the preferred stockholders represented a settlement of accumulated dividends to date, prepayments of future cumulative dividends and participation in additional dividends paid to common stockholders as contractually provided for. The cash dividend was reflected first as a reduction to preferred stock to its redemption value, with any cash paid in excess of this amount recorded as a reduction of retained earnings until exhausted, then as a reduction of additional paid-in-capital until exhausted, and then as accumulated deficit.

6. Common stock and stockholders’ equity (deficit)

Common stock

At December 31, 2011 and 2012 and September 30, 2013 (unaudited), the Company had 150.0 million shares authorized for issuance. At December 31, 2011 and 2012 and September 30, 2013 (unaudited), there were 73.8 million, 80.7 million and 81.2 million shares issued and outstanding, respectively. In July 2012, the Company approved a 3-for-1 split of the Company’s common and preferred stock. All share and per share amounts in these consolidated financial statements have been adjusted to reflect this stock split.

In October 2011, the Company re-incorporated in the State of Delaware and converted its no par value common stock and Series A preferred stock to a par value of $0.0001. The carrying value of common stock was adjusted to state common stock at par value.

In February 2011, the Company issued 26,839,707 shares of Series A preferred stock to its existing stockholders in exchange for the same number of common shares previously held. The common

GoPro, Inc.

Notes to consolidated financial statements

shares exchanged were subsequently cancelled. The cancellation of common shares was accounted for as a 26.8% reverse stock split. All of the share and per share amounts in these consolidated financial statements have been adjusted to reflect the reverse stock split.

On February 24, 2011, the Company amended and restated its Articles of Incorporation to increase the authorized number of post-split shares of common stock from 120.0 million to 150.0 million, and change its status from an S corporation to a C corporation.

In October 2010, the Company converted a convertible promissory note of $0.2 million plus interest of $0.1 million into 7.3 million shares of common stock.

The Company had the following shares of common stock reserved for issuance upon the exercise of equity instruments:

(in thousands)	December 31, 2012	September 30, 2013

		(unaudited)
Stock options outstanding	24,402	25,964
Restricted stock units outstanding	270	270
Stock options, restricted stock and RSUs available for future grants	1,973	101

	26,645	26,335

Equity incentive plan

In August 2010, the Board approved the adoption of the 2010 Equity Incentive Plan (EIP). As amended, the EIP permits the Company to grant up to 30,420,000 shares of the Company’s common stock. The EIP provides for the grant of incentive and nonqualified stock options, restricted stock, restricted stock units (RSUs) and stock appreciation rights to employees, non-employee directors and consultants of the Company. All shares that are cancelled, forfeited or expired are returned to the plan and are available for grant in conjunction with the issuance of new stock awards.

The Board oversees the administration of the Company’s equity plans and generally determines eligibility, vesting schedules and other terms for awards granted under the plans. Stock options under the plan have a maximum contractual term of not more than ten years from the date of grant and are generally exercisable upon vesting. Vesting generally occurs over four years and becomes exercisable at the rate of 25% on the first anniversary of the date of grant and ratably on a monthly basis over the remaining 36-month period thereafter. Awards that provide for early exercise are subject to repurchase upon the termination of services prior to vesting. The exercise price of stock options must generally be at least 100% of the fair value of the Company’s common stock on the date of grant as determined by the Board.

GoPro, Inc.

Notes to consolidated financial statements

Stock option activity

A summary of the Company’s stock option activity and related information is as follows:

	Options outstanding
(shares in thousands)	Shares available for grant	Shares	Weighted- average exercise price	Weighted- average grant- date fair value	Total intrinsic value of options exercised (in thousands)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at December 31, 2010:	3,268	13,043	$0.66
Additional shares authorized	12,010	—	—
Options granted	(14,100)	14,100	0.93	$1.01
Restricted stock and early exercised options granted subject to repurchase	(1,244)	—	—
RSUs granted	(270)	—	—
Exercised	—	(46)	0.24		$60
Forfeited/Cancelled	736	(736)	0.72

Outstanding at December 31, 2011:	400	26,361	0.80
Additional shares authorized	2,100	—	—
Granted	(1,418)	1,418	5.10	$5.02
Exercised	—	(2,486)	1.11		$30,605
Forfeited/Cancelled	891	(891)	1.43

Outstanding at December 31, 2012:	1,973	24,402	1.00			8.33	$310,454
Granted (unaudited)	(2,059)	2,059	14.70	$7.92
Exercised (unaudited)	—	(310)	1.43		$4,310
Forfeited/Cancelled (unaudited)	187	(187)	6.05

Outstanding at September 30, 2013 (unaudited):	101	25,964	$2.04			7.65	$367,314

Exercisable at December 31, 2012		15,930	$0.72			8.26	$207,126

Vested and expected to vest at December 31, 2012		23,798	$0.97			8.31	$303,455

Exercisable at September 30, 2013 (unaudited)		19,380	$0.81			7.51	$298,151

Vested and expected to vest at September 30, 2013 (unaudited)		24,963	$1.94			7.71	$355,767

In December 2010, the Company granted a total of 2,400,000 stock options to two employees who are family members of the principal stockholder and Chief Executive Officer (CEO) of the Company. These stock options contain terms similar to other employee stock option grants.

GoPro, Inc.

Notes to consolidated financial statements

The total fair value of stock options vested in the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 (unaudited) and September 30, 2013 (unaudited) was $1.9 million, $3.0 million, $2.1 million and $3.7 million, respectively. No shares were vested in the year ended December 31, 2010.

The following is a further breakdown of the options outstanding at December 31, 2012:

(options in thousands)	Options outstanding	Weighted- average remaining contractual life (in years)	Weighted- average exercise price	Options exercisable	Weighted- average exercise price

Range of exercise prices
$0.18–0.66	11,497	7.98	$0.62	7,408	$0.61
0.76–0.76	9,844	8.46	0.76	7,924	0.76
1.52–2.96	2,453	9.05	1.90	598	1.52
8.30–8.30	608	9.79	8.30	—	—

$0.18–8.30	24,402	8.33	$1.00	15,930	$0.72

The following is a further breakdown of the options outstanding at September 30, 2013 (unaudited):

	Options outstanding			Options exercisable
(options in thousands)	Options outstanding	Weighted- average remaining contractual life (in years)	Weighted- average exercise price	Options exercisable	Weighted- average exercise price

Range of exercise prices
$ 0.18–0.66	11,451	7.23	$0.62	9,787	$0.62
0.76–0.76	9,765	7.71	0.76	8,497	0.76
1.52–2.96	2,158	8.30	1.91	957	1.84
8.30–8.30	575	9.05	8.30	111	8.30
13.72–13.72	904	9.40	13.72	—	—
15.40–15.40	639	9.68	15.40	28	15.40
15.59–15.59	472	9.92	15.59	—	—

$ 0.18–15.59	25,964	7.65	$2.04	19,380	$0.81

Restricted stock

The Company has granted restricted stock pursuant to its EIP. Restricted stock are share awards that, upon grant, the holder receives restricted shares of the Company’s common stock, subject to repurchase at the original issuance price upon termination of services prior to vesting. These repurchase terms are considered to be a forfeiture provision and do not result in mark-to-market accounting each reporting period. Restricted stock is legally issued and outstanding. However, restricted stock is only deemed outstanding for basic earnings per share computation purposes upon the lapse of the Company’s right of repurchase.

GoPro, Inc.

Notes to consolidated financial statements

In June 2011, the Company issued 600,000 shares of restricted stock at a purchase price of $0.0033 per share to a related party for consulting services, which vested on the grant date. The intrinsic value on the date of grant was $0.5 million.

In December 2011, the Company issued 433,500 shares of restricted stock to a consultant at a purchase price of $1.52 per share in accordance with the terms of their service agreements, subject to monthly vesting over a three-year service period.

Early exercised stock options subject to repurchase

The Company has granted options that provide certain option holders the right to exercise unvested options for shares of restricted stock pursuant to its EIP. Restricted shares issued upon early exercise of stock options are legally issued and outstanding. However, these restricted shares are only deemed outstanding for basic earnings per share computation purposes upon the lapse of the Company’s right of repurchase. Cash received from option holders for exercise of unvested options is treated as a refundable deposit shown as a liability on the accompanying Consolidated Balance Sheets, and reclassified to Stockholders’ Equity (Deficit) as the Company’s repurchase right lapses.

In December 2011, the Company granted 210,000 stock options to a consultant at an exercise price of $1.52 per share in accordance with the terms of his service agreement, subject to monthly vesting over a two year service period. In December 2012, the stock options were exercised early and the shares were purchased.

A summary of the Company’s restricted stock and early-exercised stock options subject to repurchase activity is as follows:

(in thousands except for weighted average grant date fair value)	Shares	Weighted- average grant date fair value	Aggregate intrinsic value

Non-vested shares at December 31, 2010	—	$—	$—
Granted	1,244	1.68
Vested	(600)	0.98

Non-vested shares at December 31, 2011	644	2.44	711
Vested	(212)

Non-vested shares at December 31, 2012	432	2.44	5,274
Vested (unaudited)	(187)

Non-vested shares at September 30, 2013 (unaudited)	245	2.44	3,597

The weighted average remaining vesting term for the restricted stock and unvested early-exercised stock options subject to repurchase as of December 30, 2012 and September 30, 2013 (unaudited) was 1.7 years and 1.0 year, respectively. The total fair value of restricted stock and early exercised stock options subject to repurchase vested in the year ended December 31, 2012 and the nine months ended September 30, 2013 (unaudited) were $2.9 million and $3.0 million, respectively.

GoPro, Inc.

Notes to consolidated financial statements

Sharing of proceeds from sale of securities

During the development stage of the Company, the founder and CEO entered into a verbal agreement with a sales employee to share 10% of any proceeds from the sale of equity securities. As a result of the issuance of preferred stock to common stockholders in February 2011, and subsequent sale of these preferred shares to third parties, an obligation under this verbal agreement arose. In order to satisfy this obligation and any future obligations that may have arisen out of this verbal agreement, the Company entered into a written agreement and provided the following forms of compensation to the employee:

•

In March 2011, the Company paid the employee $6.1 million in cash, which was recorded as compensation expense within sales and marketing expense. Also in March 2011, the CEO reimbursed the Company for $6.1 million, which is recorded as a stockholder contribution to additional paid-in capital;

•

In June 2011, the Company issued the employee an option to purchase 6,584,427 shares of common stock at an exercise price of $0.763 per share. The options vested immediately and have a contractual life of 10 years. $6.8 million of stock compensation expense was recorded in June 2011 within sales and marketing expense as a result of this grant. Upon exercise of this option by the employee, the founder and CEO will contribute an equal number of common shares back to the Company; and

•	In December 2011, the Company issued the employee 270,000 RSUs.

Restricted stock units

The Company has granted RSUs pursuant to its EIP. The only RSU grant the Company has made pertains to the 270,000 RSUs issued in December 2011 as part of the sharing of proceeds from a sale of securities. There were no RSUs awarded during the years ended December 31, 2012 and 2010 and the nine months ended September 30, 2013 (unaudited).

RSUs are share awards that, upon vesting, will deliver to the holder shares of the Company’s common stock. The vesting of the December 2011 RSU grant of 270,000 RSUs described above is based on the acquisition of the Company. No stock-based compensation expense has been recognized for this grant because satisfaction of the performance condition is not probable.

The weighted average fair value per share of the RSUs awarded in the year ended December 31, 2011 was $2.23. The weighted average fair value per share was calculated based on the fair market value of the Company’s common stock on the grant date. The weighted average remaining contractual term for the RSUs outstanding as of December 31, 2012 and September 30, 2013 (unaudited) was 9.0 years and 8.2 years, respectively. As of December 31, 2012 and September 30, 2013 (unaudited), the aggregate intrinsic value of RSUs outstanding was $3.3 million and $4.4 million, respectively.

GoPro, Inc.

Notes to consolidated financial statements

7. Stock-based compensation

The following table summarizes stock-based compensation expense related to stock options and restricted stock for the three years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, as follows:

	Years ended December 31,			Nine months ended September 30,
(in thousands)	2010	2011	2012	2012	2013

				(unaudited)

Stock-based compensation expense by type of award
Stock options	$674	$8,518	$8,165	$4,249	$5,843
Restricted stock	—	457	991	571	1,504

Total stock-based compensation expense	$674	$8,975	$9,156	$4,820	$7,347

The following table summarizes stock-based compensation expense as reported in the Company’s accompanying Consolidated Statements of Operations:

	Years ended December 31,			Nine months ended September 30,
(in thousands)	2010	2011	2012	2012	2013

				(unaudited)
Cost of revenue	$10	$122	$333	$223	$530
Research and development	73	261	1,452	763	1,737
Sales and marketing	323	7,690	6,335	3,545	4,077
General and administrative	268	902	1,036	289	1,003

Total stock-based compensation expense	674	8,975	9,156	4,820	7,347
Total tax benefit recognized	—	(2,897)	(1,091)	(578)	(838)

Decrease in net income	$674	$6,078	$8,065	$4,242	$6,509

Stock-based compensation expense related to manufacturing personnel that was capitalized into inventory was immaterial for all periods presented.

The amount of unearned stock-based compensation currently estimated to be expensed with respect to unvested employee share-based payment awards at December 31, 2012 and September 30, 2013 (unaudited) was $8.3 million and $18.0 million, respectively. As of December 31, 2012 and September 30, 2013 (unaudited), the weighted-average period over which the unearned stock-based compensation is expected to be recognized was 2.9 years and 1.1 years, respectively. If there are any modifications or cancellations of the underlying unvested awards, the Company may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense. Future stock-based compensation expense will increase to the extent that the Company grants additional equity awards or assumes unvested equity awards in connection with acquisitions.

GoPro, Inc.

Notes to consolidated financial statements

Stock option valuation assumptions

The fair value of the options granted was estimated as of the grant date using the Black-Scholes option pricing model assuming the weighted-average assumptions listed in the following table:

	Years ended December 31,			Nine months ended September 30,
	2010	2011	2012	2012	2013

				(unaudited)
Expected life (years)	5.6–6.1	5.0–6.1	5.1–6.1	5.9-6.1	5.3–6.1
Risk-free interest rate	2.2%–2.4%	1.1%–2.4%	0.8%–2.4%	0.9%–1.2%	0.8%–2.0%
Volatility	56%–56%	56%–59%	56%–60%	59%	56%–60%
Dividend yield	0%	0%	0%	0%	0%
Expected forfeiture rate	5%	5%	5%-7%	7%	6%
Weighted average fair value	$0.35	$0.98	$5.08	$5.15	$8.20

Compensation amortization period

All stock-based compensation is amortized over the requisite service period of the awards, which is generally the same as the vesting period of the awards. The Company amortizes the fair value cost on a straight-line basis over the expected service periods.

Expected life

Expected life represents the period over which the Company anticipates stock-based awards to be outstanding. As the Company has undergone significant operational and structural changes, the historical exercise data do not provide a reasonable basis upon which to estimate expected life. As a result, the Company used the simplified method, as provided under Staff Accounting Bulletin Topic 14.D, “Share-Based Payment,” to calculate the expected term estimate based on the options’ vesting term and contractual terms. Under the simplified method, the expected life is equal to the average of the stock-based award’s weighted average vesting period and its contractual term.

Expected volatility

Expected volatility is a measure of the amount by which the stock price is expected to fluctuate. The Company estimates the expected volatility of its stock options at their grant date by taking the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected life of the options.

Risk-free interest rate

The risk-free interest rate is the estimated average interest rate based on U.S. Treasury zero-coupon notes with terms consistent with the expected life of the awards.

Expected dividends

The Company concluded that cash dividends paid prior to being converted to a C corporation from an S corporation were solely for meeting stockholders’ tax liabilities as a pass-through

GoPro, Inc.

Notes to consolidated financial statements

entity. The cash dividend in 2012 was structured as a one-off event to return value to the stockholders, as discussed in Note 5, “Redeemable Convertible Preferred Stock.” The Company may from time to time contemplate capital transactions, including for example a nonrecurring dividend to create a liquidity event for its stockholders. However, the Company does not anticipate paying any recurring cash dividends in the foreseeable future. Consequently, the Company uses an expected dividend yield of 0% in stock option valuation models.

Expected forfeitures

Stock-based compensation expense recognized in the Consolidated Statements of Operations for the three years ended December 31, 2012 and nine months ended September 30, 2013 and September 30, 2012 are based on awards that are expected to vest less estimated forfeitures. The Company estimates the forfeiture rate of its stock-based awards based on an analysis of actual forfeitures, employee turnover and other factors. The impact from a forfeiture rate adjustment would be recognized in full in the period in which the forfeiture rate changes and, if the actual number of future forfeitures differs from prior estimates, the Company may record adjustments to stock-based compensation, if necessary.

Determining the fair value of the company’s common stock

Determining the fair value of the Company’s common stock requires complex and subjective judgment and estimates. There is inherent uncertainty in making these judgments and estimates. The absence of an active market for the Company’s common stock required the Board to estimate the fair value of the common stock for purposes of setting the exercise price of the options and estimating the fair value of the common stock at each meeting at which options were granted based on factors such as the valuations of comparable companies, the status of the Company’s development and sales efforts, revenue growth, independent third-party valuations and additional objective and subjective factors relating to the Company’s business. The Company performed its analysis in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants entitled Valuation of Privately Held Company Equity Securities Issued as Compensation. The fair value of the underlying common stock will be determined by the Board until such time as its common stock is listed on an established stock exchange.

Stock option modifications

During 2012, the Company modified options to purchase 250,000 shares of common stock of three employees to accelerate vesting and extend the time allowed to exercise the stock options in conjunction with termination of employment. The Company recorded a charge of $1.1 million related to the modification of these awards, of which $1.0 million was recorded to sales and marketing expense and the remaining amounts to research and development and general and administrative expenses based on the employees’ functional role within the Company. During the nine months ended September 30, 2013 (unaudited), the Company modified options to purchase 8,438 shares of common stock to accelerate vesting and extend the time allowed to exercise the stock options after termination of employment. The Company recorded a charge of $0.1 million related to the modification of this award to cost of revenue, based on the employee’s functional role within the Company.

GoPro, Inc.

Notes to consolidated financial statements

Compensation cost recognized upon employee sale of shares to the CEO

In December 2012, eight employees sold 760,500 shares of their common stock for $13.0 million to the Company’s CEO. The stock was sold at $17.08 per share, which was greater than the determined fair value of the common stock at the time of sale. The fair value was determined by the Board, based on the Company’s development and sales efforts, revenue growth, independent third-party valuations and additional objective and subjective factors relating to the Company’s business. The Company has determined that the amount paid by the Company’s CEO exceeded the estimated fair value of these shares by $2.6 million and concluded that the value transferred to employees in excess of the fair value of shares sold was additional compensation to the selling employees. As a result, the Company recorded compensation expense of $2.6 million, of which $0.3 million was recorded to research and development, $1.7 million was recorded to sales and marketing and $0.6 million was recorded to general and administrative expense in the accompanying Consolidated Statements of Operations, based on the employees’ functional roles within the Company. The Company repurchased 240,000 shares from two employees who are family members of the Company’s CEO.

Restricted stock and early exercised options subject to repurchase

In June 2011, the Company granted a total of 600,000 shares of restricted stock at a purchase price of $0.0033 per share to two family members of the CEO for consulting services, which vested on the grant date. These shares of restricted stock were accounted for at fair value. General and administrative expense related to these options for the year ended December 31, 2011 was $0.5 million.

In December 2011, the Company granted 433,500 shares of restricted stock and 210,000 stock options to two consultants that the Company sponsors at a price of $1.52 per share in accordance with the terms of their service agreements, subject to monthly vesting over a three-year service period and a two-year service period, respectively. Sales and marketing expense related to these restricted shares for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 (unaudited) and September 30, 2013 (unaudited) was $1,000, $1.9 million, $1.1 million and $2.6 million, respectively. The amount of unearned stock-based compensation currently estimated to be expensed with respect to unvested non-employee share-based payment awards at December 31, 2012 and September 30, 2013 (unaudited) was $5.1 million and $3.4 million, respectively. As of December 31, 2012 and September 30, 2013 (unaudited), the weighted-average period over which the unearned stock-based compensation is expected to be recognized was 1.7 years and 1.0 years, respectively.

Non-employee options

In December 2011, the Company granted options to purchase 90,000 shares of common stock to consultants at an exercise price of $1.52, which vested on the grant date. Sales and marketing expense related to these options for the year ended December 31, 2011 was $0.2 million.

In April 2013, the Company granted options to purchase 44,000 shares of common stock to two contractors at an exercise price of $15.40. In September 2013, one of the contractors was terminated and the other contractor was converted to an employee on October 1, 2013. Sales and marketing expense related to these options was $0.2 million in the nine months ended

GoPro, Inc.

Notes to consolidated financial statements

September 30, 2013 (unaudited). Non-employee stock compensation expense is included in the stock-based compensation tables in this footnote.

8. Net income per share attributable to common stockholders

Basic and diluted net income per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers its redeemable convertible preferred stock to be participating securities. Prior to December 20, 2012, the holders of the Company’s Series A preferred stock were entitled to receive cumulative dividends at the annual rate of 8% per share per annum, payable prior and in preference to any dividends on any shares of the Company’s common stock. In the event a dividend was paid on common stock, the holders of preferred stock were entitled to a proportionate share of any such dividend as if they were holders of common stock (on an as-if converted basis). On December 20, 2012, the Company’s Series A preferred stock was modified to eliminate the 8% cumulative dividend. In addition, the Company considers shares issued upon the early exercise of options subject to repurchase and non-vested restricted shares to be participating securities, as the holders of these shares have a nonforfeitable right to dividends. In accordance with the two-class method, earnings allocated to these participating securities and the related number of outstanding shares of the participating securities, which include contractual participation rights in undistributed earnings, have been excluded from the computation of basic and diluted net income (loss) per share attributable to common stockholders.

Under the two-class method, net income attributable to common stockholders after deduction of preferred stock dividends is determined by allocating undistributed earnings between the common stock and the participating securities based on their respective rights to receive dividends. In computing diluted net income attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Basic net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of common shares outstanding during the period. All participating securities are excluded from basic weighted-average common shares outstanding. Diluted net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of common shares outstanding, including all potentially dilutive common shares, if the effect of each class of potential shares of common stock is dilutive.

GoPro, Inc.

Notes to consolidated financial statements

The following table presents the calculations of basic and diluted net income per share attributable to common stockholders:

	Year ended December 31,			Nine months ended September 30,
(in thousands, except per share amounts)	2010	2011	2012	2012	2013

				(unaudited)

Numerator:
Net income	$11,580	$24,612	$32,262	$20,561	$16,849
Less: common stock distributed earnings	—	(5,071)	(84,828)	—	—

Less: preferred stock distributed earnings, net of accumulated accretion	—	(5,815)	(26,927)	(5,601)	—

Less: unvested early exercised options and restricted stock distributed earnings	—	—	(454)	—	—

Less: undistributed earnings allocable to:
holders of preferred stock	—	—	—	(950)	(4,601)
holders of unvested early exercised options and restricted stock	—	—	—	(62)	(52)

Undistributed net income (loss) attributable to common stockholders—basic	$11,580	$13,726	$(79,947)	$13,948	$12,196

Add: interest on convertible note payable	17	—	—	—	—

Add: adjustments to net income for dilutive securities allocable to:
holders of preferred stock	—	—	—	893	631
holders of unvested early exercised options and restricted stock	—	—	—	8	7

Undistributed net income (loss) attributable to common stockholders—diluted	$11,597	$13,726	$(79,947)	$14,849	$12,834

Distributed earnings to common stockholders	$—	$5,071	$84,828	$—	$—

Denominator:
Weighted-average common shares—basic	67,207	73,481	74,226	73,952	80,914

Effect of potentially dilutive securities:
Convertible notes payable	5,953	—	—	—	—
Stock options	—	5,070	—	17,209	17,756

Weighted-average common shares—diluted	73,160	78,551	74,226	91,161	98,670

Net income per share attributable to common stockholders:
Distributed earnings—basic	$—	$0.07	$1.15	$—	$—
Undistributed earnings—basic	0.17	0.19	(1.08)	0.19	0.15

Basic net income per share	$0.17	$0.26	$0.07	$0.19	$0.15

Distributed earnings—diluted	$—	$0.06	$1.15	$—	$—
Undistributed earnings—diluted	0.16	0.17	(1.08)	0.16	0.13

Diluted net income per share	$0.16	$0.24	$0.07	$0.16	$0.13

GoPro, Inc.

Notes to consolidated financial statements

The following potentially dilutive shares of common stock subject to options, unvested stock awards and redeemable convertible preferred stock were not included in the calculation of diluted shares outstanding as the effect would have been anti-dilutive:

	Year ended December 31,			Nine months ended September 30,
(in thousands)	2010	2011	2012	2012	2013

				(unaudited)
Series A redeemable convertible preferred stock	—	28,744	30,523	34,734	30,523
Stock options	461	7,107	24,402	957	1,080
Unvested stock awards and stock options	—	2	432	330	346

	461	35,853	55,357	36,021	31,949

Unaudited pro forma net income per share

Unaudited pro forma basic and diluted net income per share were computed to give effect to the assumed conversion of Series A preferred stock into common stock in connection with the closing of the Company’s initial public offering using the if converted method as though the conversion had occurred as of January 1, 2012 or the original date of issuance, if later.

GoPro, Inc.

Notes to consolidated financial statements

The following table presents the calculations of unaudited pro forma basic and diluted net income per share:

(in thousands, except per share amounts)	Year ended December 31, 2012	Nine months ended September 30, 2013

	(unaudited)

Numerator:
Net income	$32,262	$16,849
Less: common stock and preferred stock distributed earnings	(111,755)	—
Less: unvested early exercised options and restricted stock distributed earnings	(454)	—
Less: amount allocable to unvested early exercised options and restricted stock	—	(52)

Undistributed net income (loss) attributable to common stockholders- basic	$(79,947)	$16,797

Add: adjustment of net income for dilutive securities allocable to unvested early exercised options and restricted stock	—	7

Undistributed net income (loss) attributable to common stockholders- diluted	$(79,947)	$16,804

Distributed earnings to common stockholders	$111,755	$—

Denominator:
Weighted-average common shares outstanding	74,226	80,914

Pro forma adjustment to reflect automatic conversion of Series A redeemable convertible preferred stock	34,585	30,523

Pro forma weighted-average shares used to compute net income per share attributable to common stockholders—basic:	108,811	111,437

Effect of potentially dilutive securities:
Stock options	—	17,756

Pro forma weighted-average shares used to compute net income per share attributable to common stockholders—diluted:	108,811	129,193

Pro forma net income per share attributable to common stockholders:
Distributed earnings—basic	$1.02	$—
Undistributed earnings—basic	(0.73)	0.15

Basic	$0.29	$0.15

Distributed earnings—diluted	$1.02	$—
Undistributed earnings—diluted	(0.73)	0.13

Diluted	$0.29	$0.13

GoPro, Inc.

Notes to consolidated financial statements

Supplemental unaudited pro forma net income per share

Supplemental unaudited pro forma basic and diluted net income per share were computed to give effect to the assumed conversion of Series A preferred stock into common stock immediately prior to the closing of the Company’s initial public offering, as well as the number of additional shares that would have been required to be issued to repay the outstanding syndicated senior secured credit facility balance of $115.5 million at September 30, 2013 assuming the issuance of such shares at the assumed initial offering price of         , the midpoint of the price range set forth on the cover page of the Company’s initial public offering prospectus. The numerator in the supplemental pro forma basic and diluted net income per share calculation has been adjusted to include the pro forma adjustments discussed above and to reverse interest expense, net of tax on the credit facility, which is assumed to be repaid using a portion of the net proceeds of the Company’s initial public offering of its common stock.

GoPro, Inc.

Notes to consolidated financial statements

The following table presents the calculations of unaudited supplemental pro forma basic and diluted net income per share:

(in thousands, except per share amounts)	Year ended December 31, 2012	Nine months ended September 30, 2013

	(unaudited)

Numerator:
Net income	$32,262	$16,849
Less: common stock and preferred stock distributed earnings	(111,755)	—
Less: unvested early exercised options and restricted stock distributed earnings	(454)	—
Less: amount allocable to unvested early exercised options and restricted stock	—	(52)
Pro forma adjustment to reverse interest expense related to repayment of credit facility, net of tax

Net income used in computing supplemental pro forma undistributed net income per share attributable to common stockholders

Distributed earnings to common stockholders	$111,755	$—

Denominator:
Weighted-average common shares outstanding used in computing pro forma net income attributable to common stockholders-basic	108,811	111,437
Pro forma adjustment to include additional shares required to be to be issued to generate proceeds to repay credit facility

Denominator for supplemental pro forma net income per share attributable to common stockholders-basic:

Effect of potentially dilutive securities:
Stock options	—	17,756

Denominator for supplemental pro forma net income per share attributable to common stockholders-diluted:

Supplemental pro forma net income per share attributable to common stockholders:
Distributed earnings—basic
Undistributed earnings—basic

Basic	$—	$—

Distributed earnings—diluted
Undistributed earnings—diluted

Diluted	$—	$—

9. Financing arrangements

Credit facility

On December 21, 2012, the Company entered into a $170.0 million syndicated senior secured credit facility consisting of a $120.0 million three-year term loan facility and a $50.0 million four-year revolving credit facility. The Company received net proceeds of $127.6 million, net of $2.4 million of debt issuance and lender costs. The debt issuance and lender costs were allocated

GoPro, Inc.

Notes to consolidated financial statements

between the term loan facility and the revolving credit facility based on the maximum lending commitment amounts. The debt issuance costs allocated to the term loan facility are reported as deferred charges and the lender costs allocated to the term loan facility are included in the carrying value of the term loan as debt discount. The deferred issuance and lender costs allocated to the term loan facility are being amortized to interest expense over the contractual term of the term loan facility using the effective interest method. Costs allocated to the revolving credit facility are deferred and amortized using the straight-line method over the four year contractual term of the revolving credit facility. Borrowings under the credit facility are collateralized by substantially all of the assets of the Company.

The term loan facility has scheduled quarterly principal repayments due on the last day of each quarter of $1.5 million per quarter in 2013, $3.0 million per quarter in 2014 and $6.0 million for the first three quarters of 2015 with the balance of $84.0 million due on December 21, 2015. The interest rate is based on the 6-month adjusted LIBOR (London Interbank Offered Rate) plus 2.5%. The initial contractual interest rate is 3.06% and will adjust every six months. The inception date effective interest rate was 3.71%. The Company may prepay the term loan at any time, without penalty. Mandatory additional principal prepayments may be required based on excess cash flows of the Company. As of December 31, 2012 and September 30, 2013 (unaudited), $120.0 million of the term loan was drawn down.

The revolving credit facility matures on December 21, 2016. Principal can be paid and re-borrowed during the term of the revolving credit facility. The interest rate is based on the 3-month adjusted LIBOR plus 2.5%. The initial interest rate was 2.81% and will adjust quarterly for any balance outstanding. Mandatory additional principal repayments may be required based on excess cash flows of the Company once the term loan facility has been fully repaid. As of December 31, 2012 and September 30, 2013 (unaudited), $10.0 million and $20.0 million of the revolving credit facility was drawn down, respectively. As of December 31, 2012 and September 30, 2013 (unaudited), $20.0 million of the revolving credit facility was committed to a standby letter of credit.

The credit agreement contains customary representations and warranties and customary affirmative and negative covenants applicable to the Company and its restricted subsidiaries, including, among other things, restrictions on indebtedness, liens, investments, mergers, dispositions, prepayment of other indebtedness and dividends and other distributions. The credit agreement contains an acceleration clause for certain events related to the Company’s financial creditworthiness, including a financial covenant that requires the Company to maintain specific consolidated ratios. As of December 31, 2012 and September 30, 2013 (unaudited), the Company was in compliance with all covenants.

Line of credit

Prior to the credit facility in December 2012, the Company had a line of credit agreement which provided for borrowings of up to $15.0 million, which was later amended to increase the maximum amount of borrowings up to $50.0 million, with interest at the bank’s prime rate. Borrowings under this line of credit were collateralized by substantially all of the assets of the Company. During 2012, the Company failed to provide a required pledge agreement upon

GoPro, Inc.

Notes to consolidated financial statements

creation of a foreign subsidiary, failed to provide audited financial statements within 120 days after year end and did not meet the quarterly net income covenant for the quarter ended September 30, 2012. All covenant defaults were waived by the bank. In December 2012, the line of credit was cancelled due to the new credit facility that was entered in December 2012.

License financing arrangement

In August 2013, the Company entered into a Stadium Builders License Agreement (License Agreement) with the Santa Clara Stadium Authority. As part of the License Agreement, the Company will have rights during the agreement term to season tickets for a National Football League team. The cost of the license was $4.0 million, of which $3.2 million was financed with the Santa Clara Stadium Authority at an 8.5% fixed interest rate over the course of the first ten years of the new stadium. Interest will begin to accrue on March 1st in the year the stadium opens. The financing arrangement requires ten annual payments of $0.4 million, with an option to pay off the principal at any time without any prepayment penalty. As of September 30, 2013, the Company had made a payment of $0.4 million, and recorded a long term asset of $4.0 million, a short term liability of $0.8 million and a long term liability of $2.8 million on the accompanying Consolidated Balance Sheets related to this License Agreement.

Loan agreement

In December 2010, the Company entered into a loan agreement with a bank which provided for borrowings up to $5.0 million and bore interest at the bank’s prime rate plus 1.75%. The loan agreement expired on December 27, 2011, with no funds borrowed.

CineForm noteholders note payable

As part of the acquisition consideration of CineForm, Inc., the Company assumed $760,000 of the outstanding balance due to CineForm Noteholders. See Note 15, “Acquisition of CineForm.” The note balance was payable in six equal quarterly installments plus accrued interest at 7%. This note was fully repaid in 2012.

10. Income taxes

Income before income tax consisted of the following:

	Years ended December 31,
(in thousands)	2010	2011	2012

Domestic income	$11,828	$38,791	$38,714
Foreign income	—	—	14,496

	$11,828	$38,791	$53,210

GoPro, Inc.

Notes to consolidated financial statements

Income tax expense consisted of the following:

	Years ended December 31,
(in thousands)	2010	2011	2012

Current:
Federal	$—	$16,687	$19,984
State	248	4,323	(493)
Foreign	—	—	3,578

Total current	248	21,010	23,069

Deferred:
Federal	—	(5,962)	(2,247)
State	—	(869)	126

Total deferred	—	(6,831)	(2,121)

Income tax expense	$248	$14,179	$20,948

Undistributed earnings of $10.4 million of the Company’s foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for federal and state income taxes have been provided thereon. The Company intends to reinvest these earnings indefinitely in its foreign subsidiaries. If these earnings were distributed to the United States in the form of dividends or otherwise or if the shares of the relevant foreign subsidiaries were sold or otherwise transferred the Company would be subject to additional U.S. income taxes (subject to adjustment for foreign tax credits) and foreign withholding taxes. Determination of the amount of unrecognized deferred income tax liability related to these earnings is not practical.

Income tax expense reconciles to the amount computed by applying the federal statutory rate (35%) to income before income taxes as follows:

	Years ended December 31,
	2010		2011		2012
(in thousands, except percentage)	$	%	$	%	$	%

Reconciliation to statutory rate:
Tax at federal statutory rate	$4,140	35.0%	$13,577	35.0%	$18,623	35.0%
State taxes, net of federal benefit	177	1.5	2,229	5.8	1,384	2.6
Impact of foreign operations	—	—	—	—	(211)	(0.4)
Stock-based compensation	—	—	540	1.4	1,385	2.6
S corporation status benefit	(4,090)	(34.6)	(1,082)	(2.8)	—	—
S corporation conversion—DTA setup	—	—	(965)	(2.5)	—	—
Tax credits	(17)	(0.1)	(211)	(0.5)	(415)	(0.8)
Other	38	0.3	91	0.3	182	0.3

	$248	2.1%	$14,179	36.6%	$20,948	39.4%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for

GoPro, Inc.

Notes to consolidated financial statements

income tax purposes. Significant components of the Company’s deferred tax assets and liabilities were as follows:

	December 31,
(in thousands)	2011	2012

Components of deferred tax assets and liabilities
Deferred tax assets:
Net operating loss carryforwards	$1,020	$746
Stock-based compensation	3,074	3,477
Accruals and reserves	4,653	6,973

Gross deferred tax assets	8,747	11,196
Valuation allowance	—	(204)

Total deferred tax assets	8,747	10,992

Deferred tax liabilities:
Depreciation and amortization	(398)	(1,998)
Intangible assets	(2,007)	(1,214)

Total deferred tax liabilities	(2,405)	(3,212)

Net deferred tax assets	$6,342	$7,780

Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. Based upon the weight of available evidence, which includes the Company’s historical operating performance and the U.S. cumulative net profits in prior periods, the Company believes it is more likely than not that deferred tax assets will be realized.

As of December 31, 2012, the Company’s federal and state net operating loss carryforwards for income tax purposes were $1.5 million and $3.4 million, respectively. If not utilized, the federal and state losses will begin to expire in 2029 and 2013, respectively. Utilization of these federal and state tax credit carryforwards are subject to an annual utilization limitation of $1.2 million due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions.

Uncertain income tax positions

The Company has adopted ASC 740-10 “Accounting for Uncertainty in Income Taxes.” ASC 740-10 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in our income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company’s total amounts of gross unrecognized tax benefits as of December 31, 2012 was $4.4 million, which represented an increase in unrecognized tax benefits by $3.4 million during 2012. If recognized, $4.1 million of these unrecognized tax benefits (net of federal benefit) would be recorded as a reduction of future income tax provision for the year ending December 31, 2012.

GoPro, Inc.

Notes to consolidated financial statements

A reconciliation of the beginning and ending amount of the unrecognized income tax benefits during the years ended December 31, 2011 and 2012 are as follows:

	December 31,
(in thousands)	2011	2012

Gross balance at January 1	$—	$966
Gross increase related to current year tax positions	171	3,473
Gross increase related to prior year tax positions	795	—

	$966	$4,439

The Company’s policy is to account for interest and penalties as income tax expense. As of the December 31, 2012, the Company had accrued no interest or penalties related to unrecognized tax benefits.

The Company files income tax returns in the U.S. federal jurisdiction, certain U.S. states and Hong Kong. The Company is subject to U.S. federal income tax examination for calendar tax years ending 2010 through 2012, from 2009 through 2012 for state tax purposes and 2012 for Hong Kong. The U.S. federal and U.S. state taxing authorities may choose to audit tax returns for tax years beyond the statute of limitation period due to significant tax attribute carryforwards from prior years, making adjustments only to carryforward attributes. The Company was contacted for audit in December 2013 by the Internal Revenue Service for the 2011 tax year which included a partial year S corporation and partial year C corporation return. It is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase within the next 12 months. However, the range of the reasonably possible change cannot be reliably estimated.

11. Related parties

Beginning in fiscal year 2013, the Company entered into agreements for certain contract manufacturing and engineering services with a company affiliated with one of its investors. During the nine months ended September 30, 2013 (unaudited), the Company made payments of $0.3 million for services rendered. As of September 30, 2013 (unaudited), the Company had accounts payable associated with this vendor of $0.8 million.

In the second quarter of fiscal year 2013 (unaudited), the Company settled an outstanding legal matter with one of the CEO’s family members for $0.2 million.

In the second quarter of fiscal year 2013 (unaudited), the Company loaned one of its executive officers $150,000 pursuant to a demand payment loan that did not bear interest.

In the third quarter of fiscal year 2013 (unaudited), the Company entered into an agreement with a company affiliated with the son of one of the members of the Board to acquire certain naming rights to their sprint kart race track. As consideration for these naming rights, the Company will pay a total of $0.5 million in installments beginning in October 2013 over the naming rights period. In addition to the fee, the Company will also provide the company with 100 GoPro capture devices each year during the term of the agreement.

GoPro, Inc.

Notes to consolidated financial statements

Other related party transactions involving the Company’s CEO are discussed in Note 6, “Common stock and stockholders’ equity (deficit)” and Note 7, “Stock-based compensation.”

12. Commitments, contingencies and guarantees

The following table summarizes the Company’s contractual commitments as of December 31, 2012:

(in thousands)	Total	1 year (fiscal 2013)	2-3 years (fiscal 2014 and 2015)	4-5 years (fiscal 2016 and 2017)	More than 5 years (beyond fiscal 2017)

Term loan principal and interest(1)	$130,290	$9,675	$120,615	$—	$—
Revolving credit facility(1)	10,281	10,281	—	—	—
Operating leases(2)	20,314	3,031	6,649	6,756	3,878
Sponsorship commitments(3)	29,118	10,391	18,727	—	—
Capital equipment purchase commitments(4)	5,321	5,321	—	—	—

Total contractual cash obligations	$195,324	$38,699	$145,991	$6,756	$3,878

(1)	In December 2012, we entered into a $120.0 million three-year term loan facility and $10.0 million revolving credit facility. See Note 9, “Financing arrangements.” Interest payments were calculated using the applicable rate as of December 31, 2012.

(2)	The Company leases its facilities under long-term operating leases, which expire at various dates through February 2019. The lease agreements frequently include leasehold improvement incentives, escalating lease payments, renewal provisions and other provisions which require the Company to pay taxes, insurance, maintenance costs or defined rent increases.

(3)	The Company sponsors sporting events and athletes in the marketing of its products. In many cases, the Company enters into multi-year agreements with event organizers and athletes.

(4)	The Company enters into contracts to acquire equipment for tooling and molds as part of its manufacturing operations.

The following table summarizes the Company’s contractual commitments as of September 30, 2013 (unaudited):

(in thousands)	Total	Less than 1 year (remaining 3 months in fiscal 2013)	2-3 years (fiscal 2014 and 2015)	4-5 years (fiscal 2016 and 2017)	More than 5 years (beyond fiscal 2017)

Term loan principal and interest(1)	$123,305	$2,420	$120,885	$—	$—
Revolving credit facility(1)	20,613	20,613	—	—	—
Operating leases(2)	33,701	1,313	15,560	11,179	5,649
Sponsorship commitments(3)	32,011	3,234	27,982	795	—
License financing arrangement(4)	4,895	—	1,299	899	2,697
Other contractual commitments(5)	4,364	636	2,628	1,100	—
Capital equipment purchase commitments(6)	43,236	5,982	37,254	—	—

Total contractual cash obligations	$262,125	$34,198	$205,608	$13,973	$8,346

(1)	In December 2012, we entered into a $120.0 million three-year term loan facility and $10.0 million revolving credit facility. See Note 9, “Financing arrangements.” Interest payments were calculated using the applicable rate as of September 30, 2013.

GoPro, Inc.

Notes to consolidated financial statements

(2)	The Company leases its facilities under long term operating leases, which expire at various dates through February 2019. The lease agreements frequently include leasehold improvement incentives, escalating lease payments, renewal provisions and other provisions which require the Company to pay taxes, insurance, maintenance costs or defined rent increases.

(3)	The Company sponsors sporting events and athletes in the marketing of its products. In many cases, the Company enters into multi-year agreements with event organizers and athletes.

(4)	In August 2013, the Company entered into a license agreement which gave it rights during the agreement term to season tickets for a National Football League team. $3.2 million was financed at an 8.5% fixed interest rate over the course of the first 10 years of the new stadium, resulting in total principal and interest payments of $4.9 million.

(5)	In 2013, the Company purchased software licenses and engaged outside consultants to assist with upgrading or implementing its financial and IT systems, which require payments over multiple years.

(6)	The Company enters into contracts to acquire equipment for tooling and molds as part of its manufacturing operations.

Rent expense for the years ended December 31, 2010, 2011 and 2012, and for the nine months ended September 30, 2012 (unaudited) and 2013 (unaudited) was $0.2 million, $0.4 million, $1.9 million, $1.4 million and $2.6 million, respectively.

Legal proceedings

From time to time, the Company is involved in legal proceedings in the ordinary course of business. The Company believes that the outcome of any existing litigation, either individually or in the aggregate, will not have a material impact on the results of operations, financial condition or cash flows of the Company.

Indemnifications

In the normal course of business, the Company enters into agreements that contain a variety of representations and warranties and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

Product warranty

As of December 31, 2012, $1.7 million of the warranty liability was recorded as an element of accrued liabilities and $0.2 million is recorded as an element of other long-term liabilities. As of September 30, 2013 (unaudited), $4.1 million of the warranty liability is included in accrued liabilities and $0.1 million is included in other long-term liabilities on the accompanying Consolidated Balance Sheets.

The following table summarizes the warranty liability activity:

	Years ended December 31,			Nine months ended September 30, 2013
(in thousands)	2010	2011	2012

				(unaudited)
Beginning balances	$39	$116	$589	$1,937
Charged to cost of revenue	269	1,644	2,821	6,092
Settlements of warranty claims	(192)	(1,171)	(1,473)	(3,800)

Ending balances	$116	$589	$1,937	$4,229

GoPro, Inc.

Notes to consolidated financial statements

13. Employee retirement plan

Effective January 1, 2009, the Company established a 401(k) defined contribution retirement plan (Retirement Plan) covering U.S. full-time employees. The Retirement Plan provides for voluntary employee contributions from 1% to 86% of annual compensation, subject to a maximum limit allowed by Internal Revenue Service guidelines. The Company has not made matching contributions to the employee accounts.

14. Concentrations of risk and segment information

Segment information

The Company operates as one operating segment as it only reports financial information on an aggregate and consolidated basis to its CEO, who is the Company’s chief operating decision maker.

Customer concentration

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables. The Company believes that the credit risk in its trade receivables is mitigated by the Company’s credit evaluation process, relatively short collection terms and dispersion of its customer base. The Company generally does not require collateral and losses on trade receivables have historically been within management’s expectations.

As of December 31, 2011, December 31, 2012 and September 30, 2013 (unaudited), one retail customer accounted for 35%, 47% and 43% of the Company’s net accounts receivable balance, respectively. As of December 31, 2012 and September 30, 2013 (unaudited), one distributor customer accounted for 10% and 19% of the Company’s net accounts receivable balance, respectively. As of December 31, 2011, a different distributor customer accounted for 12% of the Company’s net accounts receivable. As of December 31, 2011 and September 30, 2013 (unaudited), an online retailer accounted for 14% and 15% of the Company’s net accounts receivable balance.

During the nine months ended September 30, 2013 (unaudited), the Company sold accounts receivables, without recourse, of $14.0 million from a retail customer to a third-party banking institution. Factoring fees of $0.1 million for the nine months ended September 30, 2013 (unaudited) related to the sale of trade accounts receivable were included in interest expense.

Customers with revenue equal to or greater than 10% of total revenue for the years ended December 31, 2010, 2011 and 2012, and for the nine months ended September 30, 2012 and 2013 were as follows:

	Years ended December 31,			Nine months ended September 30,
	2010	2011	2012	2012	2013

				(unaudited)
A (distributor)	*	*	*	*	10%
B (retailer)	*	15%	15%	17%	15%

*	Less than 10% of total revenue for the period indicated.

GoPro, Inc.

Notes to consolidated financial statements

Supplier concentration

The Company relies on third parties for the supply and manufacture of its capture devices. In instances where a supply and manufacture agreement does not exist or suppliers fail to perform their obligations, the Company may be unable to find alternative suppliers or satisfactorily deliver its products to its customers on time, if at all.

The Company also relies on third parties with whom it outsources supply chain activities related to inventory warehousing, order fulfillment, distribution and other direct sales logistics. The Company cannot be sure that these parties will perform their obligations as expected or that any cost savings, or other benefits will be derived from the efforts of these parties. If any of these parties breaches or terminates their agreement with the Company or otherwise fails to perform their obligations in a timely manner, the Company’s financial results may be adversely affected.

Geographic information

Revenue by geographic region, based on ship-to destinations, was as follows:

	Year ended December 31,			Nine months ended September 30,
(in thousands)	2010	2011	2012	2012	2013

				(unaudited)
Americas	$43,501	$168,450	$314,135	$173,915	$340,788
Europe, Middle East and Africa	16,946	51,328	157,587	88,354	210,035
Asia and Pacific area countries	4,017	14,460	54,294	29,718	73,666

	$64,464	$234,238	$526,016	$291,987	$624,489

Revenue in the United States, which is included in the Americas geographic region, was $38.0 million, $151.4 million, $278.7 million, $156.0 million and $304.8 million for the years ended December 31, 2010, 2011 and 2012, and for the nine months ended September 30, 2012 (unaudited) and 2013 (unaudited), respectively.

As of December 30, 2011 and 2012 and September 30, 2013 (unaudited), long-lived assets, which represent property and equipment located outside the United States, primarily China, were $0.7 million, $4.0 million and $5.2 million, respectively.

15. Acquisition of CineForm

On February 25, 2011, the Company acquired all of the shares of CineForm. CineForm was a provider of professional editing compression and decompression (CODEC) software that made high definition (HD) and three dimensional (3D) editing faster and more convenient without sacrificing quality. The acquisition of CineForm enabled GoPro to utilize CineForm’s compression and other proprietary technologies to enhance the video image quality of its cameras.

The total acquisition consideration for CineForm of $9.9 million consisted of $8.0 million paid at the closing (net of $0.2 million cash acquired), a holdback of $0.9 million for indemnification of representations made by the acquiree, assumption of $0.8 million of CineForm notes payable and assumption of $0.3 million of vested employee stock options. The holdback amount and notes

GoPro, Inc.

Notes to consolidated financial statements

payable were payable in six equal quarterly installments, plus 7% interest accrued on the note payable. In addition, the Company recorded acquisition-related transaction costs of $0.3 million, which were included in general and administrative expense during the year ended December 31, 2013 in the accompanying Consolidated Statements of Operations.

The Company has calculated the fair value of the tangible and intangible assets acquired to allocate the purchase price as of the acquisition date. The excess of purchase price over the aggregate fair values was recognized as goodwill. Based upon these calculations, the purchase price of the transaction was allocated as follows:

(in thousands)	Estimated useful life (in years)	Purchase price

Purchased intangible assets:
Developed technology	6	$5,330
Customer relationships	3	170
Tradename	5	664
Noncompete agreements	2	150
Goodwill (non-tax deductible)		4,233
Net deferred tax liabilities		(488)
Other assets and liabilities acquired, net of cash		(146)

Total assets acquired		$9,913

Cash paid		$7,955
Options issued		339
CineForm note		760
Deferred cash (holdback)		859

Total consideration issued in the acquisition		$9,913

The fair values of the intangible assets were determined using the income approach with significant inputs that are not observable in the market. Key assumptions included expected future cash flows and discount rates consistent with the assessment of risk. Purchased intangible assets are amortized using a straight-line amortization method over their estimated useful lives. Among the factors that contributed to a purchase price in excess of the fair value of the net tangible and intangible assets were the synergies in products that can be leveraged by the Company and the acquisition of an assembled workforce of experienced software engineers.

The results of operations of CineForm are included in the accompanying Consolidated Statements of Operations from the date of acquisition. The pro forma financial information has not been presented as the Company’s consolidated results of operations presented herein materially reflect the full effects of the acquisition for the fiscal years since the acquisition closed on February 25, 2011.

16. Subsequent events

The Company has performed an evaluation of subsequent events through April 9, 2013, the date that the audited annual consolidated financial statements were issued.

GoPro, Inc.

Notes to consolidated financial statements

17. Subsequent events (unaudited)

The Company has performed an evaluation of subsequent events through February 6, 2014, the date that the unaudited interim consolidated financial statements were issued.

On October 18, 2013, the Company completed the acquisition of 100% of the shares of General Things, Inc., a leading digital design and software studio based in San Francisco, California for approximately $10.0 million cash and 430,000 shares of the Company’s common stock. General Things had been a strategic partner of GoPro since 2010, and had been instrumental in helping the Company advance its business backend and consumer-facing web development. The acquisition is not expected to have a material impact on the Company’s financial position or results of operations. The Company is currently evaluating the purchase price allocation following the closing of the acquisition.

In October and December 2013, the Company granted to its employees stock options to purchase 854,000 shares of the Company’s common stock at a weighted average exercise price of $16.19 per share. In January 2014, the Company granted to its employees stock options to purchase 1,142,750 shares of the Company’s common stock at a weighted average exercise price of $16.22 per share. In addition, the Company issued 300,000 RSUs.

In December 2013, due to health reasons, the Company’s Chief Financial Officer (CFO) resigned from the Company. As a part of his separation agreement, the Company recorded a cash charge of $0.3 million related to certain provisions and benefits. In January 2014 the Board appointed Jack Lazar as its new CFO.

On February 5, 2014, the Company changed its name from Woodman Labs, Inc. to GoPro, Inc.

                 shares

Class A common stock

Prospectus

J.P. Morgan	Citigroup	Barclays

Stifel	Baird	MCS Capital Markets

Piper Jaffray	Raymond James

                , 2014

You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the Class A common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in a jurisdiction outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until                 , 2014, all dealers that buy, sell or trade in our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of Class A common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and              listing fee.

SEC registration fee	$	*
FINRA filing fee		60,500
listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Road show expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*
Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of directors and officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, the Securities Act.

As permitted by the Delaware General Corporation Law, the Registrant’s restated certificate of incorporation contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); and

•	any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant’s restated bylaws provide that:

•	the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

•

the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

Prior to the closing of this offering, the Registrant intends to enter into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, executive officer or employee of the Registrant regarding which indemnification is sought. Reference is also made to Section          of the Underwriting Agreement, which provides for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant’s restated certificate of incorporation, restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant has directors’ and officers’ liability insurance for securities matters.

Certain of the Registrant’s directors (Michael Marks and Edward Gilhuly) are also indemnified by their respective employers with respect to their service on the Registrant’s board of directors.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit document	Number

Form of Underwriting Agreement	1.01
Form of Restated Certificate of Incorporation of the Registrant	3.02
Form of Restated Bylaws of the Registrant	3.04
Investors’ Rights Agreement, dated as of February 25, 2011, by and among the Registrant and certain investors of the Registrant, as amended March 10, 2011	4.02
Form of Indemnification Agreement	10.01

Item 15. Recent sales of unregistered securities

Since January 1, 2011, the Registrant has issued and sold the following securities:

(1) Since January 1, 2011, the Registrant has granted stock options under its 2010 Equity Incentive Plan to purchase 20,113,639 shares of its Class B common stock (net of expirations, forfeitures and cancellations) to a total of 657 employees, directors, consultants and other service providers, with exercise prices ranging from $0.1833 to $16.22 per share. Of these, options to purchase 1,427,416 shares of Class B common stock have been exercised to date for aggregate consideration of $2,214,731, at exercise prices ranging from $0.1833 to $15.40 per share.

(2) From June 29, 2011 to December 31, 2011, the Registrant has granted restricted stock awards under its 2010 Equity Incentive Plan of 1,033,500 shares of its Class B common stock to a total of three employees, directors, consultants and other service providers for aggregate consideration of $659,475.00, with purchase prices ranging from $0.0033 to $1.5167 per share.

(3) In February and March 2011, the Registrant entered into a Series A Preferred Stock Purchase Agreement pursuant to which it issued and sold to accredited investors an aggregate of 7,894,632 shares of Series A preferred stock, at a purchase price of $2.533367 per share, for aggregate consideration of $19,999,998. In connection with the closing of this offering, these shares of Series A preferred stock will convert into 7,894,632 shares of Class B common stock.

(4) In June and December 2011, the Registrant granted stock options under its 2010 Equity Incentive Plan to purchase 6,584,427 shares of its Class B common stock at an exercise price of $0.7633 per share and 270,000 restricted stock units, to Neil Dana.

(5) On October 18, 2013, the Registrant granted 430,000 shares of its Class B common stock to two individuals in connection with the acquisition of General Things, Inc.

(6) On January 29, 2014, the Registrant granted an aggregate of 300,000 restricted stock units to two employees under its 2010 Equity Incentive Plan.

The offers, sales and issuances of the securities described in paragraphs (1), (2), (4) and (6) above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were the Registrant’s employees, directors or bona fide consultants and received the securities under its stock option plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

The offers, sales and issuances of the securities described in paragraphs (3) and (5) above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor under Rule 501 of Regulation D.

Item 16. Exhibits and financial statement schedules

(a) Exhibits

Exhibit number		Exhibit title

1.01	*	Form of Underwriting Agreement.
3.01	*	Amended and Restated Certificate of Incorporation of the Registrant, as amended.
3.02	*	Form of Restated Certificate of Incorporation of the Registrant, to be effective in connection with the closing of this offering.
3.03	*	Bylaws of the Registrant.
3.04	*	Form of Amended and Restated Bylaws of the Registrant, to be effective in connection with the closing of this offering.
4.01	*	Form of Registrant’s Class A common stock certificate.
4.02		Investors’ Rights Agreement, dated as of February 25, 2011, by and among the Registrant and certain investors, as amended.
5.01	*	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.
10.01		Form of Indemnity Agreement by and between the Registrant and each of its directors and executive officers.
10.02		2010 Equity Incentive Plan, as amended, and form of stock option agreement and restricted stock unit agreement.
10.03	*	2014 Equity Incentive Plan and forms of award agreements.
10.04	*	2014 Employee Stock Purchase Plan.
10.05		Offer Letter to Nina Richardson from the Registrant, dated February 8, 2013.
10.06		Offer Letter to Paul Crandell from the Registrant, dated July 29, 2011.
10.07		Offer Letter to Jack Lazar from the Registrant, dated January 17, 2014.
10.08		Offer Letter to Sharon Zezima from the Registrant, dated August 23, 2013.
10.09		Form of Change in Control Severance Agreement.
10.10		Change in Control Severance Agreement dated January 17, 2014, by and between Jack Lazar and the Registrant.
10.11		Contribution Agreement dated December 28, 2011 by and between Nicholas Woodman and the Registrant.
10.12		Office Lease Agreement, dated as of November 1, 2011, by and between Locon San Mateo, LLC and the Registrant, as amended.
10.13		Credit Agreement, dated as of December 27, 2011, by and between Wells Fargo Bank, National Association and the Registrant, as amended.
10.14	†	Design, Manufacturing and Supply Agreement, dated as of August 18, 2011, by and between Chicony Electronics Co. Ltd. and the Registrant.
21.01		List of subsidiaries.
23.01	*	Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02	*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
24.01	*	Power of Attorney (included on page II-5).

*	To be filed by amendment.

†	Confidential treatment requested.

(b) Financial statement schedules.

All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California, on                 , 2014.

GOPRO, INC.

By:
Nicholas Woodman Chief Executive Officer

Power of attorney

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Nicholas Woodman and Jack Lazar, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name		Title	Date

By:	Nicholas Woodman	Chief Executive Officer and Chairman (Principal Executive Officer)	, 2014

By:	Jack Lazar	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2014

By:	Michael Marks	Director	, 2014

By:	John Ball	Director	, 2014

By:	Edward Gilhuly	Director	, 2014

By:	Kenneth Goldman	Director	, 2014

By:	Jill Woodman	Director	, 2014

Exhibit index

Exhibit number		Exhibit title

1.01	*	Form of Underwriting Agreement.
3.01	*	Amended and Restated Certificate of Incorporation of the Registrant, as amended.
3.02	*	Form of Restated Certificate of Incorporation of the Registrant, to be effective in connection with the closing of this offering.
3.03	*	Bylaws of the Registrant.
3.04	*	Form of Amended and Restated Bylaws of the Registrant, to be effective in connection with the closing of this offering.
4.01	*	Form of Registrant’s Class A common stock certificate.
4.02		Investors’ Rights Agreement, dated as of February 25, 2011, by and among the Registrant and certain investors, as amended.
5.01	*	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.
10.01		Form of Indemnity Agreement by and between the Registrant and each of its directors and executive officers.
10.02		2010 Equity Incentive Plan, as amended, and form of stock option agreement and restricted stock unit agreement.
10.03	*	2014 Equity Incentive Plan and forms of award agreements.
10.04	*	2014 Employee Stock Purchase Plan.
10.05		Offer Letter to Nina Richardson from the Registrant, dated February 8, 2013.
10.06		Offer Letter to Paul Crandell from the Registrant, dated July 29, 2011.
10.07		Offer Letter to Jack Lazar from the Registrant, dated January 17, 2014.
10.08		Offer Letter to Sharon Zezima from the Registrant, dated August 23, 2013.
10.09		Form of Change in Control Severance Agreement.
10.10		Change in Control Severance Agreement dated January 17, 2014 by and between Jack Lazar and the Registrant.
10.11		Contribution Agreement dated December 28, 2011 by and between Nicholas Woodman and the Registrant.
10.12		Office Lease Agreement, dated as of November 1, 2011, by and between Locon San Mateo, LLC and the Registrant, as amended.
10.13		Credit Agreement, dated as of December 27, 2011, by and between Wells Fargo Bank, National Association and the Registrant, as amended.
10.14	†	Design, Manufacturing and Supply Agreement, dated as of August 18, 2011, by and between Chicony Electronics Co. Ltd. and the Registrant.
21.01		List of subsidiaries.
23.01	*	Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02	*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
24.01	*	Power of Attorney (included on page II-5).

*	To be filed by amendment.

†	Confidential treatment requested.